UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

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Entegris, Inc.
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Notice of 2024 Annual Meeting
of Stockholders and Proxy Statement

April 24, 2024

Guiding what we do and how we do it.



Mission

To help our customers improve their productivity, performance, and technology by providing enhancing materials and process solutions for the most advanced manufacturing environments.

Values





PEOPLE AND TEAMWORK
—

We will treat people with respect and dignity in a collaborative environment that aligns the organization, achieves high performance, and rewards team success.



CREATIVITY AND INNOVATION
—

We are committed to an environment in which people are encouraged to disseminate knowledge, take risks, openly share ideas, and turn them into business opportunities.



ACCOUNTABILITY, INTEGRITY, AND TRUST
—

We will act honestly and consistently with all, accept responsibility to deliver results and commit to openly communicate.



DEDICATION TO EXCELLENCE
—

We will set high standards for performance and strive to be best in class through outstanding leadership at all levels.



Letter to Stockholders



Dear Entegris Stockholders:

We are very pleased with the quality of our execution in 2023. Our unit driven model displayed resilience during the industry downturn. We outperformed the market by six points, driven in large part by our strong position at the leading-edge technology nodes and the backlog we had entering the year. From a profitability point of view, EBITDA margin was 27 percent for the year, even with our significant investments in R&D and capacity, which are critical to winning positions in new technology nodes and to sustaining our long-term growth and outperformance.

The performance of our Microcontamination Control ("MC") division was particularly impressive in 2023, with net sales up 2 percent, despite a double-digit decline in the overall market. The strong performance of the MC division continues to validate the criticality of Entegris solutions and the increasing importance of materials purity for our customers.

Other highlights of our business in 2023 included:

- The integration of CMC Materials. Thanks to the great effort of our team, the integration was completed on a swift timetable, 13 months post-close, resulting in achieving our $75 million cost synergy target.

- The divestiture of three non-core businesses and the use of the sale proceeds and free cash flow to pay off $1.3 billion of debt.

- Initial production at our new manufacturing facility in Taiwan and breaking ground on our other new facility in Colorado.

- The combination of our two materials divisions into one division called Materials Solutions ("MS"). The MS division will provide our customers the opportunity to leverage our complementary capabilities, accelerating their roadmaps, and providing better device performance and superior cost of ownership.

- Publishing our 2022 Corporate Social Responsibility (ESG) Annual Report, introducing new and updated 2030 goals that take into account our rapid progress and the recent acquisition of CMC Materials.

Looking ahead, we remain as optimistic as ever about the long-term growth prospects of the semiconductor industry. The industry is entering a period of unprecedented technology change and device complexity. This means the market is moving toward Entegris. Our core value proposition in materials science, materials purity, and complementary solutions has become increasingly enabling and critical for our customers. This will translate into rapidly expanding Entegris content per wafer, strong outperformance and earnings growth for years to come.

In conclusion, I'm pleased with the performance of our business in 2023 and we are excited about the significant long-term opportunities ahead for Entegris.

Thank you for your support,



Bertrand Loy
Chair of the Board, President and Chief Executive Officer
March 18, 2024

Notice of 2024 Annual Meeting of Stockholders



DATE AND TIME
April 24, 2024 (Wednesday)
8:00 a.m., local time



LOCATION
129 Concord Road,
Billerica, Massachusetts 01821



RECORD DATE
Stockholders as of March 8, 2024 are entitled to vote.

Voting Items Proposals	Board Vote Recommendation	For Further Details
1. To elect eight (8) directors to serve until the 2025 Annual Meeting of Stockholders.	**"FOR"** each director nominee	Page **15**
2. To approve, on an advisory basis, Entegris' Executive Compensation.	**"FOR"**	Page **38**
3. To approve the Entegris, Inc. 2024 Employee Stock Purchase Plan (ESPP).	**"FOR"**	Page **69**
4. To ratify the appointment of KPMG LLP as Entegris' independent registered public accounting firm for 2024.	**"FOR"**	Page **74**

Stockholders will also transact such other business as may properly come before the meeting and at any adjournment or postponement thereof.

The 2024 Annual Meeting of Stockholders of Entegris, Inc. will be held at Entegris' headquarters at 129 Concord Road, Billerica, Massachusetts on Wednesday, April 24, 2024, at 8:00 a.m., local time. Stockholders of record at the close of business on March 8, 2024 are entitled to vote at the Annual Meeting and any adjournments or postponements thereof.

By order of the Board of Directors,



Joe Colella

Joe Colella
Senior Vice President, General Counsel, Chief Compliance Officer and Secretary

How to Vote



INTERNET
www.proxyvote.com



TELEPHONE
1-800-690-6903



MAIL
Mark, sign, date and promptly mail the enclosed proxy card in the postage-paid envelope

Important Notice Regarding the Availability of Proxy Materials for the 2024 Annual Meeting of Stockholders to be Held on April 24, 2024 – the Proxy Statement, Form of Proxy and the Annual Report to Stockholders are available at http://investor.entegris.com/financials.cfm



Table of Contents

LETTER TO STOCKHOLDERS   3

NOTICE OF 2024 ANNUAL MEETING
OF STOCKHOLDERS   4

PROXY STATEMENT SUMMARY   6
  Company Overview   6
  2023 Financial Snapshot   7
  Voting Matters and Recommendations   8

CORPORATE GOVERNANCE   15

PROPOSAL 1 – ELECTION OF DIRECTORS   15
  Board of Directors   15
  Board's Role and Responsibilities   28
  Board Structure   32
  Board Practices, Policies and Processes   35
  Compensation of Directors   36

EXECUTIVE COMPENSATION   38

PROPOSAL 2 – ADVISORY VOTE ON
EXECUTIVE COMPENSATION   38
  Compensation Discussion & Analysis   38
  Executive Compensation Tables   55
  CEO Pay Ratio   65
  Pay Versus Performance   66

PROPOSAL 3 – APPROVAL OF THE ENTEGRIS, INC.
2024 EMPLOYEE STOCK PURCHASE
PLAN (ESPP)   69
  Summary of Material Provisions of the ESPP   69
  U.S. Federal Income Tax Information   72

AUDIT MATTERS   74

PROPOSAL 4 – RATIFICATION OF SELECTION OF
INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM FOR THE FISCAL YEAR
ENDING DECEMBER 31, 2024   74
  Audit Fees   75
  Report of the Audit & Finance Committee   76

INFORMATION ABOUT STOCK OWNERSHIP   78
  Management Holdings of Entegris Common Stock   78
  Other Principal Holders of Entegris Common Stock 79
  Delinquent Section 16(a) Reports   79

MISCELLANEOUS INFORMATION ON VOTING
AND THE ANNUAL MEETING   80

OTHER BUSINESS   83

APPENDIX A: GAAP TO
NON-GAAP RECONCILIATIONS   84

APPENDIX B: 2024 EMPLOYEE STOCK
PURCHASE PLAN   87

Forward-Looking Statements

This Proxy Statement contains "forward-looking statements". The words "believe," "expect," "anticipate," "intend," "estimate," "forecast," "project," "should," "may," "will," "would" or the negative thereof and similar expressions are intended to identify such forward-looking statements. These forward-looking statements may include statements about market and technology trends, including the duration and drivers of any growth trends, the Company's future performance and growth, the Company's corporate social responsibility program, Board composition, and other matters. These forward-looking statements are based on current management expectations and assumptions only as of the date of this Proxy Statement, are not guarantees of future performance and involve substantial risks and uncertainties that are difficult to predict and could cause actual results to differ materially from the results expressed in, or implied by, these forward-looking statements. These risks and uncertainties include, but are not limited to, the risk factors and additional information described in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023 under the caption "Risk Factors". Except as required under the federal securities laws and rules and regulations of the Securities and Exchange Commission, the Company undertakes no obligation to update publicly any forward-looking statements or information contained herein, which speak as of their respective dates.

Proxy Statement Summary

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the "Board") of Entegris, Inc., a Delaware corporation ("Entegris," the "Company," "us," "we" or "our"), for use at the 2024 Annual Meeting of Stockholders to be held at the Company's headquarters at 129 Concord Road, Billerica, Massachusetts on Wednesday, April 24, 2024 at 8:00 a.m., local time, and at any adjournments or postponements of that meeting (the "Annual Meeting" or the "Annual Meeting of Stockholders"). You may obtain directions to the location of the Annual Meeting of Stockholders by contacting our Investor Relations Department via email at irelations@entegris.com. This Proxy Statement, the foregoing Notice of Annual Meeting of Stockholders, the enclosed Form of Proxy and the Company's 2023 Annual Report to Stockholders are first being mailed or given to stockholders on or about March 18, 2024. The content of any website referred to in this Proxy Statement is not a part of and is not incorporated by reference in this Proxy Statement.

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement carefully before voting. Page references are supplied to help you find further information in this Proxy Statement.

Company Overview

Entegris is a leading supplier of mission-critical advanced materials and process solutions for the semiconductor and other high-technology industries. We leverage our unique breadth of capabilities to help our customers improve their productivity, performance and technology in the most advanced manufacturing environments.

Entegris at a Glance

 **Founded**
1966

 **2023 Net Sales (As Reported)**
$3.5B

 **Headquarters**
Billerica, MA

 **Patents**
4,400

 **ER&D (As Reported)**
$277M

 **Business Divisions**
Materials Solutions (MS)
Microcontamination Control (MC)
Advanced Materials Handling (AMH)

2023 Financial Snapshot



NET SALES
($ in millions)

2021	2022	2023
$2,299	$3,282	$3,524

NET INCOME
($ in millions)

2021	2022	2023
$409	$209	$181

ADJUSTED EBITDA[1]
($ in millions)

2021	2022	2023
$699	$973	$942

GAAP EPS

2021	2022	2023
$3.00	$1.46	$1.20

NON-GAAP EPS[1]

2021	2022	2023
$3.44	$3.73	$2.64

[1] Non-GAAP. See Appendix A for more information on the Company's use of non-GAAP metrics, including GAAP to non-GAAP reconciliations.

2023 YEAR IN REVIEW

6 points
of topline outperformance

27%
EBITDA

divested
3 non-core businesses

$1.3B
debt paid off

Voting Matters and Recommendations

PROPOSAL 1

Election of Directors

✓ The Board recommends that the stockholders vote **FOR** each of the nominees.

 See pages **15-37** for further information.

Director Nominees

The following table provides summary information about each director nominee as of the date of this Proxy Statement.

Name and Primary Occupation	Director Since	Committee Membership AFC	MDCC	GNC	EHSSC
James R. Anderson, 51 INDEPENDENT *Chief Executive Officer, Lattice Semiconductor Corporation*	2023		●		
Rodney Clark, 54 INDEPENDENT *Senior Vice President, Partnerships and Small and Medium Business, Cisco Systems, Inc.*	2021			●	●
James F. Gentilcore, 71 INDEPENDENT *Retired Chairman and Chief Executive Officer, PQ Corporation*	2013	●	●		●
Yvette Kanouff, 58 INDEPENDENT *Partner, JC2 Ventures*	2021	●	●		
James P. Lederer, 63 INDEPENDENT *Retired Executive Vice President, Qualcomm Technologies, Inc.*	2015	●		●	
Bertrand Loy, 58 *President, Chief Executive Officer and Chair of the Board of Directors, Entegris, Inc.*	2012				
David Reeder, 49 INDEPENDENT *Chief Financial Officer, Chewy, Inc.*	2024	●			
Dr. Azita Saleki-Gerhardt, 60 INDEPENDENT *Executive Vice President, Chief Operations Officer, AbbVie Inc.*	2017			●	●

AFC — Audit & Finance Committee
MDCC — Management Development & Compensation Committee
GNC — Governance & Nominating Committee
EHSSC — Environmental, Health, Safety & Sustainability Committee

● Chair
● Member

Director Nominee Snapshot

INDEPENDENCE



1 Not Independent
7 Independent

TENURE



3 >8 years
2 <3 years
3 3-8 years

AGE



1 >65 years
3 <55 years
4 55-65 years

DIVERSITY (INCLUDING GENDER AND ETHNICITY)



3 Diverse
5 Non-Diverse

DIVERSE MIX OF SKILLS, ATTRIBUTES AND EXPERIENCES



Corporate Governance 8
Risk Management 8
Public Company CEO Experience 3
Diversity 3
Global Business 8
Technology Industry 8
Semiconductor Industry 5
Finance and Accounting 8
Cybersecurity 5
Manufacturing And Supply Chain 6
Sales and Marketing 8
Mergers and Acquisitions 8
Human Capital Management and Development 8

Stockholder Engagement

The Board believes that it is important to foster long-term relationships with stockholders and understand stockholder perspectives on the Company. We value an open dialogue with our stockholders and we believe that regular communication is a critical part of our long-term success. To that end, members of the management team continued extensive outreach to stockholders over the course of the year. Through this outreach, the management team updated stockholders on a range of topics, such as the Company's overall business strategy, corporate governance practices and executive compensation, and also gained an understanding of the perspectives and concerns of stockholders. The stockholder engagement program complements the ongoing dialogue throughout the year among our stockholders and our Chief Executive Officer, Chief Financial Officer and Vice President, Investor Relations on financial and strategic performance.

Our Governance Practices

As part of Entegris' commitment to high ethical standards, the Board follows sound governance practices that it believes are widespread in the industry. These practices, which are summarized below, are described in more detail beginning on page **35** of this Proxy Statement.

- ✔ Annual election of all directors by majority voting
- ✔ Directors not elected by a majority of votes cast are subject to the Company's resignation policy
- ✔ Mandatory retirement at age 72
- ✔ 12-year tenure limit for all independent directors joining the Board during or after 2021
- ✔ Annual "say on pay" advisory vote
- ✔ No "poison pill"
- ✔ Our by-laws provide for "proxy access" by stockholders
- ✔ 7 of 8 director nominees are independent
- ✔ Fully independent Board committees
- ✔ Executive sessions are held at each regularly scheduled Board meeting without management
- ✔ Independent registered public accounting firm and internal auditor meet regularly with Audit & Finance Committee without management present
- ✔ Annual Board and committee self-evaluations
- ✔ Lead Independent Director
- ✔ Active Board oversight of risk and risk management, including cybersecurity risks
- ✔ Stringent stock ownership requirements for executive officers and directors
- ✔ Directors and executive officers are prohibited from hedging and pledging Company stock
- ✔ Code of business ethics that applies to our officers, directors, employees, contractors and agents
- ✔ Commitment to corporate social responsibility matters, including sustainability

BOARD AND COMMITTEE MEETINGS IN 2023

AUDIT & FINANCE COMMITTEE	MANAGEMENT DEVELOPMENT & COMPENSATION COMMITTEE	GOVERNANCE & NOMINATING COMMITTEE	ENVIRONMENTAL, HEALTH, SAFETY & SUSTAINABILITY COMMITTEE
4 meetings	**5** meetings	**2** meetings	**2** meetings

BOARD OF DIRECTORS
5 meetings



PROPOSAL 2

Advisory Vote on Executive Compensation

✓ The Board recommends that the stockholders vote **FOR** the adoption of the resolution indicating approval of the compensation of our named executive officers.

See pages **38-68** for further information.

Framework of 2023 Compensation

Our executive compensation policies are designed so that (i) total compensation is tied to individual performance, (ii) total compensation will vary with our performance in achieving financial and strategic objectives, and (iii) long-term incentive compensation is closely aligned with stockholders' interests. As depicted in the below graphics, in 2023 approximately 92% of the Chief Executive Officer's target total direct compensation and an average of approximately 80% of the target total direct compensation of the other named executive officers was "variable," i.e., dependent on the Company's performance.



CEO
OTHER NAMED EXECUTIVE OFFICERS ("NEOs")
8%
10%
92% Performance Based
82% Long-Term Incentive
20%
15%
80% Performance Based
65% Long-Term Incentive
Base Salary
Annual Incentive
RSUs
Stock Options
PSUs

Executive Compensation Practices

We are committed to executive compensation practices that drive performance, mitigate risk and align the interests of our management team with those of our stockholders. The following summarizes key governance characteristics related to the executive compensation programs in which the named executive officers participate:

WHAT WE DO

- Carefully structured benchmarking peer group with annual Management Development & Compensation Committee ("Compensation Committee") review
- Annual say-on-pay advisory vote
- Adherence to a rigorous pay-for-performance philosophy in establishing program design and targeted pay levels for NEOs
- Independent Compensation Committee oversight
- Independent compensation consultant is hired by and reports to the Compensation Committee
- Annual report by the independent compensation consultant to the Compensation Committee on executive pay and performance alignment
- Stringent stock ownership guidelines maintained for non-employee directors and executive officers
- Clawback policy in place to deter executive officer misconduct and reclaim certain awards and incentives
- Change in control agreements require double-trigger for vesting

WHAT WE DON'T DO

- No guaranteed bonuses
- No material perquisites or other personal benefits to directors or executive officers
- Directors, executive officers, employees and consultants may not hedge, pledge or engage in speculative transactions of Company stock
- No plans that encourage excessive risk taking
- No excessive dilution through careful monitoring of burn rate and overhang
- No tax "gross-ups" agreements

Comparison of Five-Year Cumulative Total Return

The following graphic compares the cumulative total stockholder return ("TSR") on our common stock from December 31, 2018 through December 31, 2023 with the cumulative total return of (1) the Nasdaq Composite Index, and (2) the Philadelphia Semiconductor Index, assuming that $100 was invested at the close of trading on December 31, 2018 in our common stock, the Nasdaq Composite Index and the Philadelphia Semiconductor Index and that all dividends are reinvested.



Prepared by Zacks Investment Research, Inc. Used with permission. All rights reserved. Copyright 1980-2024.

Index Data: Copyright NASDAQ OMX, Inc. Used with permission. All rights reserved.

PROPOSAL 3

Approval of the Entegris, Inc. 2024 Employee Stock Purchase Plan (ESPP)

✓ The Board recommends that the stockholders vote **FOR** the approval of the ESPP.



See pages **69-73** for further information.

PROPOSAL 4

Ratification of Selection of Independent Registered Public Accounting Firm for the Fiscal Year Ending December 31, 2024

✓ The Board recommends that the stockholders vote **FOR** the ratification of the selection of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2024.



See pages **74-77** for further information.

Corporate Social Responsibility

Our Corporate Social Responsibility ("CSR") program is built on four core pillars: Innovation, Safety, Personal Development and Inclusion, and Sustainability. The program includes goals, which are aligned to each of the four pillars, to guide us to 2030. During 2023, with the publication of our 2022 annual CSR report, we introduced new and updated 2030 goals that take into account our progress and the acquisition of CMC Materials and related divestitures. Progress toward reaching our 2030 goals is described in the 2022 annual CSR report which is published on our website at http://www.Entegris.com under "About Us — Corporate Social Responsibility". In 2023, our CSR accomplishments included achieving a "Gold" rating from EcoVadis and an "A" rating from MSCI. The Board is actively engaged in the oversight of our CSR program.

In 2023, each of our named executive officers had CSR-focused performance goals to incentivize and drive the achievement of our CSR goals related to innovation, safety, personal development and inclusion or sustainability and against which their performance was measured.

 Innovation	 Safety	Personal Development and Inclusion 	Sustainability
Using our legacy of innovation to enable leading-edge technologies that transform the world and have a positive impact throughout the global community	Ensuring safety in the workplace for our colleagues and in the products we deliver for our customers	Supporting the professional development and growth of our colleagues and striving to create a diverse and inclusive workplace where everyone is treated with respect and dignity	Aiming to limit the impact that our global operations have on the environment by reducing our emissions, energy, water and waste
2030 Goals 1. Invest at least 55% of OpEx in R&D 2. Align 100% of new product innovation with our sustainability goals 3. Establish end-of-use, circular economy strategy for our major product platforms	**2030 Goals** 1. Commit to achieving an injury-free work environment at Entegris 2. Create a culture where >95% of colleagues agree that "Entegris is a safe place to work" 3. Achieve 100% participation rate in proactive safety activities at operating locations	**2030 Goals** 1. Aim to fill more than 50% of new engineering roles and 40% of all leadership roles with women and/or individuals from underrepresented groups 2. Invest more than $35 million in STEM scholarships and engineering internships for women and individuals from underrepresented groups 3. Formalize career development plans for all employees, including an annual average of 80 hours of learning per employee	**2030 Goals** 1. Reduce absolute greenhouse gas emissions (Scopes 1 and 2) by 42% 2. Decrease water usage per Entegris revenue dollar by more than 50% 3. Reduce landfill waste by more than 50% in metric tons per Entegris revenue dollar

AWARDS AND ACHIEVEMENTS

Advancing our sustainability efforts through

17%

reduction in water intensity

27%

reduction in energy per revenue dollar (vs. 2020 baseline)

39%

of new hires in engineering roles were women and individuals from underrepresented groups

$11M

Amount invested in STEM scholarships and engineering internships for women and individuals from underrepresented countries since 2020

90%

of team members believed Entegris provides a safe place to work

38%

Percentage of diverse members on our Board of Directors (as of the 2024 Annual Meeting of Stockholders)

100%

Percentage of completion rate of Code of Ethics training among active team members

Awarded Gold Medal from EcoVadis, reflecting the quality of Entegris' sustainability management system



In 2023, Entegris received an MSCI ESG **Rating of A**

For additional information, please see our 2022 CSR Report, which can be found on our website at http://www.Entegris.com under "About Us — Corporate Social Responsibility".

Corporate Governance

PROPOSAL 1
Election of Directors

 The Board recommends that the stockholders vote **FOR** each of the nominees.

At each annual meeting of stockholders, directors are elected for a term expiring at the next annual meeting of stockholders to succeed those directors whose terms are expiring. The persons named in the enclosed proxy will vote to elect as directors the nominees designated by the Board, whose names are listed below, unless the proxy is marked otherwise. Each of the nominees has indicated his or her willingness to serve, if elected. However, if a nominee should be unable to serve, the shares of common stock represented by proxies may be voted for a substitute nominee designated by the Board. There are no family relationships between or among any officers or directors of Entegris.

Board of Directors

Selection of Directors

Identification of Potential Nominees

The Governance & Nominating Committee is responsible for managing the process for nomination of new directors. The committee may identify potential candidates for first-time nomination as a director using a variety of sources, such as recommendations from our management, current directors, stockholders or contacts in communities served by Entegris, or by conducting a formal search using an outside search firm selected by the Governance & Nominating Committee. Following the identification of a potential director-nominee, the Governance & Nominating Committee commences an inquiry to obtain information concerning the background of that person. Included in this inquiry is an initial review of the candidate with respect to the following factors: (1) whether the individual meets the minimum qualifications for first-time director nominees specified in the Corporate Governance Guidelines; (2) whether the individual would be considered independent under applicable rules of Nasdaq and the Securities and Exchange Commission (the "SEC"); and (3) whether the individual would meet any additional requirements imposed by law or regulation on the members of the Audit & Finance Committee and/or the Management Development & Compensation Committee of the Board.

Evaluation of Potential Nominees

The Governance & Nominating Committee evaluates candidates for director nominees in the context of the current composition of the Board, taking into account all factors it considers appropriate, including but not limited to the characteristics of independence, desired mix of skills, experience, availability for service to Entegris, tenure and age of incumbent directors on the Board and the anticipated needs of the Board. The Governance & Nominating Committee believes that the assessment of potential nominees to be recommended by the Governance & Nominating Committee should include consideration of the following factors: (i) a capacity for, or a record of, making valuable contributions to the business community; (ii) personal qualities of leadership, character, judgment and a reputation in the community at large of integrity, trust, respect, competence and adherence to high ethical standards; (iii) experience in the semiconductor/ microelectronics industry or in other relevant industries; (iv) whether the candidate is free of conflicts and has the time required for preparation, participation and attendance at all meetings; (v) candor and willingness to operate on a team and to seek consensus; (vi) diversity with respect to race, ethnicity, gender and geography; and (vii) relevant knowledge and diversity of background and experience in areas such as business, manufacturing, technology, finance and accounting, marketing, international business, government and similar fields. In addition, at least one member of the Board should have accounting or related financial management expertise, as determined in the business judgment of the Board.

Diversity Considerations

In accordance with the Company's Corporate Governance Guidelines, the Governance & Nominating Committee is committed to actively seeking out women and minority candidates as well as candidates with diverse backgrounds, experience and skills. To that end, the Governance & Nominating Committee plans to continue to employ a process similar to the "Rooney Rule" in connection with each search for nominees to the Board. As part of the search process for each new director, the Governance & Nominating Committee includes, and instructs any search firm to include, diverse candidates in the initial pool from which candidates are selected. The Governance & Nominating Committee believes that employing such process is an effective means to identify women and minority candidates as well as candidates with diverse backgrounds, experience and skills.

Stockholder Recommendations

The Governance & Nominating Committee will consider potential nominees recommended for consideration by our stockholders, taking into account the same considerations as are taken into account for other potential nominees. Stockholders may recommend candidates by writing to the Chair, Governance & Nominating Committee in care of the Company's Corporate Secretary at Entegris, Inc., 129 Concord Road, Billerica, MA 01821. Our by-laws provide for additional procedures and requirements for stockholders wishing to nominate a director for election as part of the official business to be conducted at an annual stockholders meeting, as further described in the section "Miscellaneous Information on Voting and the Annual Meeting" under the question "What is the deadline to propose actions for consideration at next year's annual meeting of stockholders or to nominate individuals to serve as directors?" below. In addition, as noted above, our by-laws require that all nominees, as a condition of being nominated, agree to submit an irrevocable resignation that would take effect upon (a) the failure to receive the required vote for re-election in the next election, and (b) the Board's acceptance of such resignation.

Director Skills, Experience and Diversity

The director nominees possess a broad range of qualifications and skills that facilitate strong oversight of our management and strategy.

	Anderson	Clark	Gentilcore	Kanouff	Lederer	Loy	Reeder	Saleki-Gerhardt
CORPORATE GOVERNANCE 8/8 — Experience serving as a public company director, including an understanding of good corporate governance standards and practices.	✔	✔	✔	✔	✔	✔	✔	✔
RISK MANAGEMENT 8/8 — Experience assessing and managing enterprise business risks or experience overseeing complex business risk management matters.	✔	✔	✔	✔	✔	✔	✔	✔
PUBLIC COMPANY CEO EXPERIENCE 3/8 — Experience as a current or former CEO of a publicly listed company.	✔		✔			✔		
DIVERSITY 3/8 — Diverse background with respect to gender, ethnicity or race.		✔		✔				✔
GLOBAL BUSINESS 8/8 — Experience managing a business with substantial global operations.	✔	✔	✔	✔	✔	✔	✔	✔
TECHNOLOGY INDUSTRY 8/8 — Experience in a senior-level management position with a company in the technology industry.	✔	✔	✔	✔	✔	✔	✔	✔
SEMICONDUCTOR INDUSTRY 5/8 — Experience in a senior-level management position with a company in the semiconductor industry.	✔		✔		✔	✔	✔	
FINANCE AND ACCOUNTING 8/8 — Experience in accounting, financial disclosure, capital markets and corporate finance, or P&L responsibility, as an executive of a company with a breadth and level of complexity comparable to the Company.	✔	✔	✔	✔	✔	✔	✔	✔
CYBERSECURITY 5/8 — Experience directly overseeing corporate cybersecurity programs or possessing a deep understanding of cyber threats to organizations.	✔			✔		✔	✔	✔
MANUFACTURING AND SUPPLY CHAIN 6/8 — Experience managing sophisticated, large-scale manufacturing operations or complex distribution, supply chain or manufacturing facilities.	✔		✔		✔	✔	✔	✔
SALES AND MARKETING 8/8 — Experience developing and executing strategies designed to increase market share, grow the customer base and otherwise establish deep relationships with customers.	✔	✔	✔	✔	✔	✔	✔	✔
MERGERS AND ACQUISITIONS 8/8 — M&A and integration experience as a public company officer or director.	✔	✔	✔	✔	✔	✔	✔	✔
HUMAN CAPITAL MANAGEMENT AND DEVELOPMENT 8/8 — Experience in human capital management in large organizations.	✔	✔	✔	✔	✔	✔	✔	✔

Board Nominee Diversity Matrix (As of March 18, 2024)

Identity/Demographics	Anderson	Clark	Gentilcore	Kanouff	Lederer	Loy	Reeder	Saleki-Gerhardt	Total
Gender Identity									
Male	●	●	●		●	●	●		6
Female				●				●	2
Non-Binary									0
Did Not Disclose									N/A
Demographic Background									
African American or Black		●							1
Alaskan Native or Native American									0
Asian									0
Hispanic or Latinx				●					1
Native Hawaiian or Pacific Islander									0
White	●		●		●	●	●	●[1]	6
Two or More Races or Ethnicities									0
LGBTQ+									0
Did Not Disclose									N/A

[1]	Directors who identify as Middle Eastern: 1

Board Nominee Diversity Matrix (As of March 18, 2023)

Identity/Demographics	Anderson	Clark	Gentilcore	Kanouff	Lederer	Loy	Saleki-Gerhardt	Total
Gender Identity								
Male	●	●	●		●	●		5
Female				●			●	2
Non-Binary								0
Did Not Disclose								N/A
Demographic Background								
African American or Black		●						1
Alaskan Native or Native American								0
Asian								0
Hispanic or Latinx				●				1
Native Hawaiian or Pacific Islander								0
White	●		●		●	●	●[1]	5
Two or More Races or Ethnicities								0
LGBTQ+								0
Did Not Disclose								N/A

[1]	Directors who identify as Middle Eastern: 1

Director Nominees



James R. Anderson

Age: **51**

Director Since: **2023**

PRINCIPAL OCCUPATION:

President and Chief Executive Officer of Lattice Semiconductor Corporation (Since 2018)

Independent Director

Committees: **Management Development & Compensation**

SERVICE ON OTHER PUBLIC COMPANY BOARDS:

Lattice Semiconductor Corporation (Since 2018)
Sierra Wireless, Inc. (2020-2023)

BACKGROUND

Mr. Anderson is an executive who brings extensive executive management experience across a broad range of technology industries to the Board. Since 2018, Mr. Anderson has served as the President and Chief Executive Officer of Lattice Semiconductor Corporation ("Lattice Semiconductor"), a developer of programmable logic semiconductor products and system solutions. Prior to joining Lattice Semiconductor, Mr. Anderson served as the Senior Vice President and General Manager of the Computing and Graphics Business Group at Advanced Micro Devices, Inc. ("AMD"), a provider of high-performance computing, graphics and visualization technologies. Before joining AMD in May 2015, Mr. Anderson worked at Intel Corporation ("Intel"), a leader in semiconductor technology, Broadcom Inc. (formerly Avago Technologies), a global technology company that designs, develops, and supplies a broad range of semiconductor, enterprise software and security solutions, and LSI Corporation, a designer of semiconductors, in a variety of leadership positions. He serves on the board of directors of the Semiconductor Industry Association.

QUALIFICATIONS

Mr. Anderson brings to the Board over twenty years of broad technology industry experience. He has served in various executive roles where he has driven transformative change and led companies through periods of expansion. Mr. Anderson is able to draw on his experiences at Lattice Semiconductor, Intel, AMD and other companies at the forefront of the semiconductor industry to provide keen insight into how Entegris can optimize operational execution and continue to innovate to meet the evolving needs of the industry.

EDUCATION

University of Minnesota (B.S.)
Purdue University (M.S.)
Massachusetts Institute of Technology (M.B.A., M.S)



Rodney Clark

Age: 54

Director Since: 2021

PRINCIPAL OCCUPATION:

Senior Vice President, Partnerships and Small & Medium Business at Cisco Systems, Inc.

Independent Director

Committees: **Environmental, Health, Safety & Sustainability (Chair)**
Governance & Nominating

SERVICE ON OTHER PUBLIC COMPANY BOARDS:

None

BACKGROUND

Mr. Clark is an executive who brings extensive sales and marketing leadership experience to the Board. He is passionate about transforming businesses, developing people and lending his experience and voice to emerging topics. He currently serves as Senior Vice President, Partnerships and Small & Medium Business at Cisco Systems, Inc. ("Cisco"), a global networking technology company. In this role, he enables Cisco's global ecosystem of partners and helps Cisco and its partners maximize opportunities in the Small and Medium Business segment. Previously, Mr. Clark served as the Vice President and Chief Commercial Officer of Johnson Controls International plc ("Johnson Controls"), a global provider of building technology, software as well as service solutions. In this role, Mr. Clark led global sales excellence efforts across the company. Prior to Johnson Controls, Mr. Clark spent over 20 years at Microsoft Corporation. At Microsoft, Mr. Clark served as Corporate Vice President of Global Partner Sales and Channel Chief from April 2021 until May 2022. In this role, he was responsible for customer and partner relationships, accelerating growth through the Microsoft partner ecosystem, as well as cross-partner strategy and outcomes through the Microsoft partner network. Previous roles at Microsoft include Corporate Vice President of Mixed Reality and Internet of Things from April 2013 to April 2021, General Manager of Samsung Alliance from October 2011 until March 2013, General Manager of Worldwide Small and Medium Business engagement from January 2010 to October 2011, and General Manager of the Public Sector business from January 2009 to June 2010. Prior to Microsoft, he served at IBM Corporation for eight years in various sales, marketing and management capacities.

QUALIFICATIONS

Mr. Clark provides the Board with industry-relevant expertise in sales strategy, customer relations and communications. Through his roles at Cisco, Johnson Controls and Microsoft, Mr. Clark has significant experience in leading and growing global teams, developing new initiatives to drive growth, managing risk, the evaluation and integration of mergers and acquisitions and international business. In addition, Mr. Clark brings important insights on how the Company can continue to strengthen customer intimacy and how to better understand and anticipate customer needs.

EDUCATION

University of California, Fresno (B.S.)



James F. Gentilcore

Age: **71**

Director Since: **2013**

PRINCIPAL OCCUPATION:

Retired Chairman and Chief Executive Officer, PQ Corporation

Lead Independent Director

Committees: **Management Development & Compensation (Chair)**
Audit & Finance
Environmental, Health, Safety & Sustainability

SERVICE ON OTHER PUBLIC COMPANY BOARDS:

Pontem Corporation (2020-2023)
Milacron Holdings Corp. (2014-2019)

BACKGROUND

Mr. Gentilcore is a technology executive with vast experience leading global companies as both an executive and a director. Until his retirement in December 2018, he served as the Executive Chairman of the board of directors of PQ Corporation, a performance chemicals and services company, having served as a member of its board of directors since 2016. Previously, he served as President and Chief Executive Officer of PQ Corporation from July 2016 until August 2018. Mr. Gentilcore served as an Executive Advisor to CCMP Capital, a global private equity firm, from April 2014 to June 2016. Prior to this, Mr. Gentilcore's wide range of senior leadership experience included serving as the Chief Executive Officer and a director of Edwards Group Limited, a global industrial technology company, as the President, Chief Executive Officer and a director of EPAC Technologies Inc., a logistics technology solutions company, as Chief Operating Officer of Brooks Automation Inc. ("Brooks"), a provider of semiconductor manufacturing automation solutions, and as Chief Executive Officer of Helix Technology Corp. ("Helix"), a provider of vacuum technology used in the manufacture of semiconductors, leading the merger between Brooks and Helix. Prior to that, he was the Chief Operating Officer of Advanced Energy Industries, Inc., an electronics manufacturing company. Earlier in his career, he spent 10 years in the electronics materials industry with Air Products Inc., a provider of industrial gases and chemicals, serving in various business development and operational roles.

QUALIFICATIONS

Mr. Gentilcore's 40 years of experience in the technology industry, including his experience as Chief Executive Officer of two major companies serving the semiconductor industry, provide him with a deep understanding of the semiconductor business. As Chief Executive Officer of both PQ Corporation and Edwards Group Limited, Mr. Gentilcore had ultimate risk management responsibility, including for enterprise-wide strategic, operational, compliance and financial risks. In addition, through his experiences as a chief executive officer and director on other public company boards, Mr. Gentilcore has developed extensive knowledge in the areas of leadership, global business, corporate finance, safety and corporate governance. Further, Mr. Gentilcore contributes an important perspective to the Board on business development initiatives through his experiences leading companies through mergers and integrating acquired companies.

EDUCATION

Drexel University (B.Sc.)
Lehigh University (M.B.A.)



Yvette Kanouff

Age: **58**

Director Since: **2021**

PRINCIPAL OCCUPATION:

Partner, JC2 Ventures

Independent Director

Committees: **Audit & Finance**
Management Development & Compensation

SERVICE ON OTHER PUBLIC COMPANY BOARDS:

Amdocs, Ltd. (since 2020)
Science Applications International Corp. (since 2019)
Sprinklr, Inc. (since 2018)

BACKGROUND

Ms. Kanouff is a technology executive with deep experience in leading companies through major technology-related transformations. In her role as a partner at JC2 Ventures, Ms. Kanouff advises companies on their technology strategy and acts as the firm's engineering expert to its portfolio companies and other partners. Prior to joining JC2 Ventures in 2019, Ms. Kanouff served in various roles at Cisco from 2014 until 2019, including as Senior Vice President and General Manager of each of Cisco's Service Provider, Cloud Solutions and Video Software and Services businesses, where she managed more than $7 billion in revenue and over 6,000 employees across the globe. From 2012 to 2014, Ms. Kanouff served as the Executive Vice President for engineering and technology for Cablevision Systems Corp., a cable television company, and from 1997 until 2012 she served in a variety of roles at SeaChange International, Inc., a video delivery software company, including as its President (from 2010 until 2012) and Senior Vice President and Chief Strategy Officer (from 2006 until 2010).

QUALIFICATIONS

Ms. Kanouff brings to the Board significant experience in driving transformational and disruptive technologies to market and insight in how companies achieve digital transformation. Her track record of leading change at Cisco and her experience at JC2 Ventures provide Ms. Kanouff with valuable understanding of how companies manage their technology roadmaps. In addition, Ms. Kanouff has significant experience in executive leadership, finance, international business, risk management and oversight and corporate governance. Further expanding her corporate governance expertise, Ms. Kanouff completed the Corporate Board Program at Harvard Business School, earning the Corporate Director Certificate.

EDUCATION

University of Central Florida (B.S., M.S.)



James P. Lederer

Age: **63**

Director Since: **2015**

PRINCIPAL OCCUPATION:

Retired Executive Vice President, Qualcomm Technologies, Inc.

Independent Director

Committees: **Audit & Finance *(Chair)***
Governance & Nominating

SERVICE ON OTHER PUBLIC COMPANY BOARDS:

Lattice Semiconductor Corporation (since 2018)

BACKGROUND

Mr. Lederer is an executive with decades of experience leading a preeminent company in the semiconductor industry. He served as an Executive Vice President and Officer of Qualcomm Technologies, Inc. ("Qualcomm"), a leading wireless technology company, including the dual roles of Chief Financial Officer and Chief Operating Officer for Qualcomm CDMA Technologies, its semiconductor division, from 2008 until his retirement in January 2014. Prior to that role, he served as Chief Financial Officer of the company's largest segment beginning in 2001 and additionally held a variety of senior management positions at Qualcomm, Inc., including Senior Vice President, Finance and Business Operations. Prior to joining Qualcomm in 1997, Mr. Lederer held a number of management positions at Motorola, General Motors and Scott Aviation.

QUALIFICATIONS

Mr. Lederer brings to the Board more than 35 years of broad-ranging executive leadership experience, with over two decades focused on the semiconductor, mobile and wireless technology industries, including as a part of the executive staff of Qualcomm that grew the business to become the leader in the communications semiconductor arena worldwide. He possesses deep finance and accounting expertise, including direct involvement in and supervision of the preparation and certification of financial statements. During his tenure at Qualcomm, Mr. Lederer was charged with managing the development and implementation of a global enterprise risk management program including operational, strategic and financial risk areas.

EDUCATION

State University of New York at Buffalo (B.S., M.B.A.)



Bertrand Loy

Age: **58**

Director Since: **2012**

PRINCIPAL OCCUPATION:

President, Chief Executive Officer and Chair of the Board of Directors, Entegris, Inc.

Committees: **None**

SERVICE ON OTHER PUBLIC COMPANY BOARDS:

Harvard Bioscience, Inc. (since 2014)

BACKGROUND

Mr. Loy is a proven leader in the technology industry with a track record of operational excellence and both organic and inorganic growth. He has been our Chief Executive Officer, President and a director since November 2012 and Chair of our Board of Directors since 2023. From July 2008 to November 2012, he served as our Executive Vice President and Chief Operating Officer. From August 2005 until July 2008, he served as our Executive Vice President in charge of our information technology, global supply chain and manufacturing operations. He served as the Vice President and Chief Financial Officer of Mykrolis, a company spun out of Millipore Corporation ("Millipore"), a life sciences products company, from January 2001 until August 2005, when Mykrolis merged with Entegris. Prior to that, Mr. Loy served as the Chief Information Officer of Millipore Corporation during 1999 and 2000, and previously served in various strategic planning, global supply chain and financial roles with Millipore and Sandoz Pharmaceuticals (now Novartis), a pharmaceutical company. Since July 2013, Mr. Loy has served on the board of directors of SEMI, the global industry association representing the electronics manufacturing supply chain.

QUALIFICATIONS

Having served as the Company's Chief Executive Officer since 2012, Mr. Loy provides the Board with unique insight into the Company's strategic vision, customer expectations and operational management. In addition, Mr. Loy's past global experiences as an operations, finance and information technology executive based in Europe, Japan and the Americas provide him with a deep understanding of the Company's opportunities and risks across a broad range of functional areas. During his tenure at the Company, Mr. Loy has been instrumental in successfully leading the Company through numerous acquisitions aimed at strengthening and broadening the Company's product portfolio and increasing the Company's scale. Further, through his involvement with SEMI, Mr. Loy brings to the Board unique, industry-level perspectives from leading companies across the global electronics manufacturing supply chain.

EDUCATION

Ecole Superieure des Sciences Economiques et Commerciales (ESSEC) Business School (M.B.A.)



David Reeder

Age: **49**

Director Since: **2024**

PRINCIPAL OCCUPATION:

Chief Financial Officer, Chewy, Inc.

Independent Director

Committees: **Audit & Finance**

SERVICE ON OTHER PUBLIC COMPANY BOARDS:

Alphawave IP Group plc (since September 2023)
Milacron Holdings Corp. (2017-2019)

BACKGROUND

Mr. Reeder is an executive with extensive experience leading global semiconductor and technology companies. Since February 2024, he has served as the Chief Financial Officer of Chewy, Inc., a supplier of pet products and services. Prior to that, from August 2020 until February 2024, he served as Chief Financial Officer of GlobalFoundries Inc., a semiconductor manufacturing company, where he oversaw the company's initial public offering in 2021. From 2017 until 2020, Mr. Reeder served as Chief Executive Officer of Tower Hill Insurance Group. Prior to that, from 2015 to 2017, he worked at Lexmark International Inc., including as their President and Chief Executive Officer and as their Chief Financial Officer. Mr. Reeder has also served as Chief Financial Officer of Electronics for Imaging, Inc. and has held executive roles at Cisco, Broadcom and Texas Instruments Incorporated.

QUALIFICATIONS

Mr. Reeder brings to the Board more than 20 years of executive leadership experience in the semiconductor and technology industries. He possesses deep finance and accounting expertise, including direct involvement in and supervision of the preparation and certification of financial statements. Through his experience at GlobalFoundries, Broadcom and Texas Instruments, Mr. Reeder brings to the Board a wealth of experiences and insights into capital allocation, financial and operational strategies as the Company continues to scale.

EDUCATION

University of Arkansas (B.S.)
Southern Methodist University (M.B.A.)



Dr. Azita Saleki-Gerhardt **Independent Director**

Age: **60**

Director Since: **2017**

PRINCIPAL OCCUPATION:

Executive Vice President, Chief Operations Officer, AbbVie Inc.

Committees: **Governance & Nominating** *(Chair)*
Environmental, Health, Safety & Sustainability

SERVICE ON OTHER PUBLIC COMPANY BOARDS:

None

BACKGROUND

Dr. Saleki-Gerhardt is an executive with extensive experience leading the operations function of a global biopharmaceutical company. She has served as the Executive Vice President, Chief Operations Officer at AbbVie Inc. ("AbbVie"), a global, research-driven biopharmaceutical company committed to developing innovative advanced therapies for some of the world's most complex and critical conditions, since July 2023. Dr. Saleki-Gerhardt previously served as AbbVie's Executive Vice President, Operations from 2018 until July 2023, and Senior Vice President, Operations from 2013 to 2018. AbbVie was formed in 2013 as a spin-off from Abbott Laboratories. She spent more than twenty years at Abbott Laboratories in a variety of senior management roles focused on operations, manufacturing and quality.

QUALIFICATIONS

Dr. Saleki-Gerhardt has extensive business and management experience as a senior executive officer responsible for the domestic and international manufacturing, quality and distribution network of a global biopharmaceutical company. As Executive Vice President, Chief Operations Officer at AbbVie, Dr. Saleki-Gerhardt is responsible for managing critical risks including those related to manufacturing, supply chain, quality, security and environmental, health and safety.
Dr. Saleki-Gerhardt brings to the Board important perspectives on manufacturing operations, continuous improvement, safety and global business, in addition to providing insight and expertise into the life sciences industry.

EDUCATION

University of Wisconsin, Madison (B.S., M.S., Ph.D.)

Board Refreshment and Succession Planning

Assessing Board Composition

When recommending to the Board the slate of director nominees for election at the Annual Meeting of Stockholders, the Governance & Nominating Committee strives to maintain an appropriate balance of tenure, turnover, diversity and skills on the Board.

The Board believes that refreshment, including periodic committee rotation, is important to help ensure that Board composition is aligned with the needs of the Company and the Board as our business evolves over time, and that fresh viewpoints and perspectives are regularly considered. The Board also believes that, over time, directors develop an understanding of the Company and an ability to work effectively as a group. Because this experience provides significant value, the Board believes that a degree of continuity year-over-year is beneficial to stockholders and generally should be expected.

The Board is composed of a diverse group of leaders in their respective fields. Our directors have leadership experience at major domestic and international companies with operations in the United States and abroad. Our directors also have experience on other companies' boards, which provides an understanding of different processes, challenges, strategies and approaches to problem-solving. Our directors have substantial experience in key aspects of our operations, finance, capital management and government relations. Our directors also possess extensive experience in functional areas that are important to the execution of their oversight responsibilities, including corporate governance, risk management, global business, finance and accounting, cybersecurity, manufacturing, sales and marketing, mergers and acquisitions and human capital management. We believe all of our directors have personal traits such as candor, integrity, commitment and collegiality that are essential to effective corporate governance.

DIRECTOR NOMINATION PROCESS

1

EVALUATION OF OPPORTUNITIES FOR ENHANCEMENT

The Governance & Nominating Committee evaluates the current skills, experience and diversity matrix of the Board and considers where there may be opportunities to further enhance the effectiveness of the Board in light of the risks and opportunities facing the Company.

2

IDENTIFICATION OF POTENTIAL CANDIDATES

The Governance & Nominating Committee may identify potential candidates for first-time nomination as a director using a variety of sources, such as recommendations from our management, current directors, stockholders or contacts in communities served by Entegris, or by conducting a formal search using an outside search firm.

3

OBTAINING BACKGROUND INFORMATION

The Governance & Nominating Committee then commences an inquiry to obtain information concerning the background of a potential new director-nominee, which also includes an initial interview of the candidate.

4

EVALUATION AND ASSESSMENT OF POTENTIAL CANDIDATES

The Governance & Nominating Committee evaluates candidates for director-nominees in the context of the current composition of the Board, taking into account all factors it considers appropriate, including but not limited to the characteristics of independence, skills, experience, diversity, availability for service to Entegris, tenure of incumbent directors on the Board and the anticipated needs of the Board.

Board Retirement Policy

Our Corporate Governance Guidelines require that each non-employee director tender his or her resignation from the Board at the Board meeting prior to the issuance of our Proxy Statement for the Annual Meeting of Stockholders following his or her 72nd birthday. If in the judgment of the Governance & Nominating Committee, the circumstances warrant, the Governance & Nominating Committee may recommend to the Board that it ask a director to continue to serve on the Board past age 72.

Limitation on Tenure

Effective since mid-February 2021, the Corporate Governance Guidelines establish a 12-year term limit for all independent directors who are first appointed to the Board in or after 2021. If in the judgment of the Governance & Nominating Committee, the circumstances warrant, the Governance & Nominating Committee may recommend to the Board that it ask a director to continue to serve on the Board for more than 12 years.

Majority Voting for Directors

Since 2008, the Company has used a majority-voting standard in uncontested elections of directors. The Company's by-laws provide that, in an uncontested director election, a director-nominee will be elected only if the number of votes cast "for" the nominee exceeds the number of votes cast "against" the nominee. Directors are elected by a plurality vote in any "contested" election, which is defined as an election where the number of nominees exceeds the number of directorships to be filled. The by-laws prohibit the Board from nominating for election (or filling a vacancy or newly created directorship with) any candidate who has not agreed in advance to submit an irrevocable resignation that would take effect upon (a) the failure to receive the required majority vote for re-election in the next election, and (b) the Board's acceptance of such resignation. The by-laws impose a similar requirement on director-nominees nominated by stockholders. All nominees for election as director listed above have agreed to tender such a resignation.

If an incumbent director does not receive the required vote for re-election, the Governance & Nominating Committee will make a recommendation to the Board as to whether to accept the director's resignation. The Board will consider this recommendation and determine, within 90 days after certification of the election results, whether to accept the director's resignation and will promptly disclose its decision (including the reasons underlying the decision) in a filing with the SEC.

Board's Role and Responsibilities

Overview

The Board is elected by the stockholders to oversee their interests in the long-term health, financial strength and overall success of the Company's business. The Board serves as the ultimate decision-making body of the Company, except for those matters reserved to or shared with the stockholders. The Board oversees the proper safeguarding of the assets of the Company, the maintenance of appropriate financial and other internal controls, the Company's compliance with applicable laws and regulations and proper governance. The Board selects the Chief Executive Officer and oversees the members of senior management, who are charged by the Board with conducting the business of the Company.

Directors exercise their oversight responsibilities through discussions with management, review of materials management provides to them, visits to our offices and facilities and their participation in Board and committee meetings.

Board of Directors' Role in Risk Oversight

Our Board has responsibility for the oversight of risk management. Our Board, either as a whole or through its committees, regularly discusses with management our major risk exposures, their potential impact on the Company and the steps we take to manage them. While the Board is ultimately responsible for risk oversight at the Company, the Board's standing committees assist the Board in fulfilling its oversight responsibilities in certain areas of risk, each as described below.

Board
Our Board and its committees oversee risk management.

Audit & Finance Committee	Governance & Nominating Committee	Management Development & Compensation Committee	Environmental, Health, Safety and Sustainability Committee
• Financial and accounting risk • Legal, compliance and regulatory risk • Information technology and cybersecurity risk	• Corporate governance risk • Board organization, membership, structure and director succession planning risk	• Compensation policy and program risk • Executive officer succession planning risk • Risks related to human capital management and diversity, equity and inclusion	• Environmental, health and safety risks • Sustainability and climate-related risks

Management
Company management manages risk and communicates regularly with our Board on enterprise risks and the enterprise risk management process.

Enterprise Risk Management Committee
Senior management reviews processes and efforts undertaken to identify and manage the principal risks faced by the Company.

CYBERSECURITY RISK MANAGEMENT

The Board recognizes the importance of maintaining the trust and confidence of our customers and employees. To more effectively prevent, detect and respond to information security incidents, we have a dedicated Chief Information Security Officer whose team is responsible for leading enterprise-wide information security strategy, policy, standards, architecture and processes. The Board receives regular reports from the Chief Information Security Officer on, among other things, our cyber risks and threats, the status of projects to strengthen our information security systems, assessments of our security program and the emerging threat landscape.

For additional information about our cybersecurity risk management, please see Item 1C ("Cybersecurity") in our Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

Management Succession Planning

The Board believes that one of its primary responsibilities is to oversee the development and retention of executive talent and to ensure that an appropriate succession plan is in place for our Chief Executive Officer. To assist the Board towards that goal, the Management Development & Compensation Committee, with the support of the Company's Chief Executive Officer and Senior Vice President, Global Human Resources, annually assesses the Company's senior executives and their succession potential. In addition, the Chief Executive Officer and Senior Vice President, Global Human Resources periodically provide the Management Development & Compensation Committee with an assessment of persons considered potential successors to certain senior management positions.

Human Capital Management

The Board understands that human capital management, including diversity and inclusion initiatives, is key to our future success. Our employees drive innovation, and we rely on their talent to help the Company achieve its objectives. We are an equal opportunity employer, committed to making employment decisions without regard to race, color, religion, national or ethnic origin, sex, sexual orientation, gender identity or expression, age, disability, protected veteran status or other characteristics protected by law.

The Board, through the Management Development & Compensation Committee, prioritizes attraction and retention of employee talent. We seek to attract and retain employees by offering competitive compensation and benefits structures, rewarding work, and opportunities for advancement. The Board regularly assesses talent within the Company, promotes accountability at all levels, and seeks to help management establish competitive compensation policies with the goal of empowering our employees and maintaining job satisfaction.

For additional information about our human capital resources, please see the "Business — Human Capital Resources" section of our Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

Role in Corporate Responsibility and Corporate Citizenship

Code of Ethics

We have adopted a Code of Business Ethics (the "Code of Ethics") that applies to all of our officers, directors, employees (including temporary and part-time employees), contractors and agents that we hire to conduct our business. The Code of Ethics provides practical guidance specifically addressing certain common ethical issues that our employees may face, including maintaining a healthy, safe and inclusive workplace, conflicts of interest and complying with laws and regulations. Primary responsibility for coordination of the compliance, communication and training activities to support the Code of Ethics as well as for managing the compliance reporting, monitoring and enforcement activities resides with a compliance officer (the "Compliance Officer"), who is appointed by our Chief Executive Officer or the Board. If no compliance officer is appointed by our Chief Executive Officer or the Board, our Senior Vice President, General Counsel and Secretary serves as the Compliance Officer. If an employee sees or suspects any illegal or unethical behavior, the Code of Ethics encourages them to raise the issue with their manager, our Human Resources Department, the Compliance Officer or our Law Department. In addition, we maintain a hotline for employees to anonymously report illegal or unethical behavior. The Code of Ethics is posted on our website http://www.Entegris.com under "About Us — Investor Relations — Corporate Governance" and will be provided in printed form to any stockholder who requests it from us.

Corporate Social Responsibility and Environmental, Social and Corporate Governance Oversight

Our CSR program is built on the four core pillars of Innovation, Safety, Personal Development and Inclusion, and Sustainability, and includes goals, which are aligned to each of the four pillars, to guide us to 2030. During 2023, we released our 2022 annual corporate social responsibility report providing an update on our progress toward reaching our 2030 goals and our performance on our objectives from our 2020 baseline. The 2022 annual CSR report is published on our website at http://www.Entegris.com under "About Us — Corporate Social Responsibility". For additional information regarding our CSR program, see "Proxy Statement Summary — Corporate Social Responsibility". In 2023, our CSR accomplishments included achieving a "Gold" rating from EcoVadis and an "A" rating from MSCI.

The Board is actively engaged in the oversight of our CSR program and our environmental, social and corporate governance, or ESG, strategy.


CSR Council
Management Development and Compensation | Environmental, Health, Safety and Sustainability
Audit and Finance | Governance and Nominating
Board of Directors
Board Committees

OVERSIGHT
The **Board of Directors** is actively engaged in and oversees our CSR program and ESG strategy, receiving updates from senior management throughout the year. **Board Committees** focus on specific components of our CSR program and ESG strategy. For example, the Management Development and Compensation Committee reviews human capital management and diversity, equity and inclusion efforts, the Audit and Finance Committee oversees ethics and compliance, the Governance and Nominating Committee is responsible for the composition of the board and the Environmental, Health, Safety and Sustainability Committee oversee sustainability efforts and climate-related risks.

MANAGEMENT
Our **CSR Council** has direct responsibility for advancing our CSR strategy. Our CSR Council is led by our **Chief Executive Officer** and our VP, Investor Relations, and includes our SVP, General Counsel, SVP, Global Human Resources, SVP, Chief Technology Officer, SVP, Global Operations, Supply Chain and Quality, SVP, Chief Financial Officer, VP, Global Environmental, Health, Safety and Sustainability, and other members of our leadership team. The CSR Council meets at least quarterly to assess progress and plans of our CSR program. The attainment of our CSR objectives is a component of the annual performance targets for our senior leaders.

Stockholder Engagement

The Board believes that it is important to foster long-term relationships with stockholders and that strong corporate governance includes outreach and engagement with our stockholders on a regular basis to better understand the issues that are important to them. We believe that this engagement is a critical part of our long-term success as it enables us to address these matters in a more meaningful and effective way and to drive improvements in our policies and approaches. Our engagement program is designed to reach out to our stockholders and hear their perspectives about issues that are important to them, both generally and with regard to the Company, and gather feedback. We believe that this engagement program promotes transparency between the Board and our stockholders and builds informed and productive relationships.

To that end, our senior leadership team engages with investors on a variety of topics in a number of forums, including in quarterly earnings calls, investor and industry conferences, analyst meetings and individual corporate governance and ESG-related discussions with stockholders. Through this outreach, the management team discussed and updated stockholders on a range of key topics, such as the Company's overall business strategy, corporate governance practices, executive compensation and ESG matters, and also gained an understanding of the perspectives and concerns of the stockholders. The Board and management team carefully consider the feedback received from these meetings, as well as stockholder support, when reviewing the Company's business, corporate governance, executive compensation and ESG approaches and strategies.

Board Structure

Board Leadership Structure

Our Corporate Governance Guidelines provide the Board with flexibility to select the appropriate leadership structure and to decide whether the positions of Chair of the Board and Chief Executive Officer should be held by the same person or separated.

In 2023, the independent directors of the Board appointed Bertrand Loy to serve as Chair in addition to his continuing role as CEO. Simultaneously with Mr. Loy's appointment, the independent directors appointed James F. Gentilcore to serve as Lead Independent Director to help ensure continued governance effectiveness and that the Board functions in an appropriately independent manner.

The Board believes that the combined role of Chair and CEO, together with the strong leadership provided by a Lead Independent Director and each of the standing committees, which consist solely of, and are chaired by, independent directors, provide an appropriate balance between effective independent oversight and strong, consistent leadership to drive execution of the Company' strategy.

In making its decision that Mr. Loy should serve as Chair and that Mr. Gentilcore should serve as Lead Independent Director, the Board and the Governance & Nominating Committee carefully considered a wide range of factors, including the following:

- Mr. Loy's in-depth knowledge of the Company's business and the issues, opportunities and challenges the business faces, as well as his understanding of the day-to-day operations, which we believe make him well-positioned to chair Board meetings and to bring key business and stakeholder interests to the Board's attention.

- Mr. Loy's combined role enables unified leadership, instills clear accountability and enhances the Board's effectiveness to focus on the issues that are most critical for the success of the significant transformation underway at Entegris.

- An evaluation of Mr. Loy's strong performance track record and the robust stockholder returns delivered since he became CEO of Entegris in 2012, as well as his personal character, collaborative relationship with the Board and vision for the Company's future.

- The Company's commitment to strong corporate governance practices and the independent nature of the Board, where there is only one non-independent director.

- The establishment of a strong Lead Independent Director role.

Lead Independent Director with Comprehensive Set of Responsibilities

Mr. Gentilcore joined the Board as independent director in 2013. He brings extensive knowledge of the Company's business operations and experience collaborating with the management team, in addition to over 40 years of experience in the technology industry and vast background leading other companies through mergers and integration.

The Lead Independent Director role is devised to provide an effective independent voice. The Lead Independent Director will be selected annually by the independent directors and has a robust set of additional responsibilities, as summarized below:

- Serving as liaison between the independent directors and the Chair

- Reviewing and approving meeting agendas and sufficiency of time

- Calling meetings of the independent directors

- Presiding at all meetings of the independent directors and any Board meeting when the Chair and the Chief Executive Officer are not present, including executive sessions of the independent directors

- If requested by stockholders or other stakeholders, being available for consultation and direct communication as appropriate

- Approving the quality, quantity and timeliness of information sent to the Board

- Serving a key role in Board and Chief Executive Officer evaluations

- Being regularly apprised of inquiries from stockholders and involved in correspondence responding to these inquiries, as appropriate

- Providing feedback from executive sessions of the independent directors to the Chief Executive Officer and other senior management

- Recommending the retention of consultants and advisors who directly report to the Board

The Board will continue to review its leadership structure at least once a year, and otherwise as appropriate, to help maintain a structure best suited for Entegris, its strategic priorities and its stockholders.

 

Board/Director Independence

The Corporate Governance Guidelines provide that a substantial majority of the directors shall be independent. Currently, with the exception of our Chief Executive Officer, our Board is composed entirely of independent directors. The Board has determined that each of James R. Anderson, Rodney Clark, James F. Gentilcore, Yvette Kanouff, James P. Lederer, David Reeder and Dr. Azita Saleki-Gerhardt is "independent" as determined under the Nasdaq Stock Market, Inc. Marketplace Rules.

Committees of the Board

The Board has a standing Audit & Finance Committee, Management Development & Compensation Committee, Governance & Nominating Committee and Environmental, Health, Safety and Sustainability Committee, each of which is described in more detail below.

The Board has adopted a written charter for each committee, a copy of which is posted on the Company's web site http://www.Entegris.com under "About Us – Investor Relations – Corporate Governance".

Audit & Finance Committee

Meetings in 2023: **4**

Members:

James P. Lederer (Chair)
James F. Gentilcore
Yvette Kanouff
David Reeder

The Audit & Finance Committee is focused on assisting the Board in its oversight of (i) the integrity of the Company's financial statements as well as the Company's financial reporting process and systems of internal control over financial reporting; (ii) the Company's compliance with legal and regulatory requirements; (iii) the qualifications and independence of the Company's independent registered public accounting firm; and (iv) the performance of the Company's internal auditing function and independent registered public accounting firm.

RESPONSIBILITIES

- Reviews annual and quarterly financial statements as well as the Company's financial reporting processes, disclosure and internal controls and procedures

- Reviews the scope and results of audits and reviews the Company's internal accounting policies and procedures

- Elects, appoints, compensates and oversees the Company's independent registered public accounting firm

- Pre-approves auditing services, internal control-related services and permitted non-audit and tax services to be provided by the Company's independent registered public accounting firm

- Discusses policies and procedures with respect to risk assessment and risk management and reviews the effectiveness of the system for monitoring compliance with laws, regulations and the Company's business conduct policies

- Reviews and recommends to the Board matters related to the capital structure of the Company, including with respect to management proposals concerning debt and equity financing

The Board has determined that each member of the Audit & Finance Committee possesses the attributes of an "audit committee financial expert" as that term is defined in the rules of the SEC.

The Board has determined that each member of the Audit & Finance Committee is "independent" as defined under the applicable Nasdaq Stock Market, Inc. Marketplace Rules (including under the heightened standards for audit committee members) and complies with the independence requirements contemplated by Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Management Development & Compensation Committee

Meetings in 2023: 5

Members:
James F. Gentilcore (Chair)
James R. Anderson
Yvette Kanouff

The Management Development & Compensation Committee reviews executive compensation and management development programs, provides recommendations to the Board regarding Entegris' compensation programs and administers the Company's equity compensation plans.

RESPONSIBILITIES

- Determines the compensation of the executive officers reporting to the CEO and the compensation policies impacting other executive officers
- Provides recommendations to the Board on CEO compensation
- Reviews and recommends changes to equity incentive and other employee benefit plans and reviews the administration of such plans
- Reviews the Company's management development programs and strategies and reviews and recommends annual compensation for the Board

The charter for the Management Development & Compensation Committee does not authorize the delegation of the foregoing responsibilities to Company management.

The Board has determined that each of member of the Management Development & Compensation Committee is "independent" as defined under the Nasdaq Stock Market, Inc. Marketplace Rules applicable to compensation committee members.

Governance & Nominating Committee

Meetings in 2023: 2

Members:
Dr. Azita Saleki-Gerhardt (Chair)
Rodney Clark
James P. Lederer

The Governance & Nominating Committee provides recommendations to the Board regarding Entegris' corporate governance matters and recommends nominees to be elected to the Board.

RESPONSIBILITIES

- Periodically reviews the Corporate Governance Guidelines and committee charters
- Reviews matters relating to the size, composition, required skills and structure of the Board and committees thereof
- Reviews and evaluates potential candidates for nomination to the Board
- Recommends to the Board a slate of nominees for election as directors each year
- Recommends to the Board whether to accept or reject resignations of directors who fail to receive a majority vote for their re-election to the Board

The Board has determined that each member of the Governance & Nominating Committee is "independent" as defined under the Nasdaq Stock Market, Inc. Marketplace Rules applicable to nominating committee members.

Environmental, Health, Safety and Sustainability Committee

Meetings in 2023: 2

Members:
Rodney Clark (Chair)
James F. Gentilcore
Dr. Azita Saleki-Gerhardt

The Environmental, Health, Safety and Sustainability Committee, a standing committee of the Board formed in February 2023, provides risk management oversight on the Company's health, safety, environmental, sustainability, quality and product regulatory matters, sustainability and climate-related risks and the Company's corporate social responsibility program.

RESPONSIBILITIES

- Reviews and assess the effectiveness of the Company's health, safety, environmental, sustainability, quality and product regulatory programs, policies, and initiatives
- Reviews current and emerging environmental, climate, health, safety and sustainability issues and their potential impacts on the Company
- Reviews and oversees product stewardship practices, quality trends, issues and concerns related to product risks
- Provides oversight of climate-related risks and opportunities
- Reviews the Company's Corporate Social Responsibility program and progress

Board Practices, Policies and Processes

The Board believes that a commitment to good corporate governance enhances stockholder value. To that end, we are committed to employing strong corporate governance practices to promote a culture of ethics and integrity that defines how we do business. At the core, we are in business to earn a fair return for our stockholders.

Board Meetings and Attendance

The Board held five meetings during 2023, and each director attended at least 75% of the aggregate number of meetings of the Board and of all committees on which he or she served that were held during the period for which he or she was a director or member of any such committee. The Corporate Governance Guidelines provide that there will be an executive session, composed exclusively of independent directors, at each regularly scheduled Board meeting. Members of the Board are also encouraged to attend the Annual Meetings of Stockholders. Each of our then-current directors was present in-person (with the exception of Mr. Clark, who was present via video conference) and available to answer questions from stockholders during the 2023 Annual Meeting of Stockholders.

Board Performance Evaluations

In order to measure ongoing effectiveness and to identify challenges that it may be facing, the Board is committed to regular evaluations of itself and its committees. Annually, directors are asked to complete a written evaluation of the Board and the committees on which they serve. These evaluations are designed to solicit input and perspective on various matters, including:

- Strategy and risk oversight;
- Board dynamics;
- Understanding and advocating for stockholder perspectives;
- Relationship with, and access to, management; and
- Management talent development.

The results of these evaluations are discussed in detail at meetings of the Governance & Nominating Committee and the Board.

From time to time, our Governance & Nominating Committee works with an independent third-party advisor experienced in corporate governance matters to interview each director to obtain his or her assessment of the effectiveness of the Board and its committees. The Board believes that the use of such a third-party advisor provides an important outside perspective on Board effectiveness.

Corporate Governance Guidelines

The Board believes that adherence to good corporate governance principles is essential to running our business efficiently, to maintaining our integrity in the marketplace and to ensuring that the Company is managed for the long-term benefit of its stockholders. The Board recognizes that maintaining and ensuring good corporate governance is a continuous process and thus has adopted the Corporate Governance Guidelines, the Code of Ethics and a charter for each committee of the Board.

The Corporate Governance Guidelines form an important framework for the Board's corporate governance practices and assist the Board in carrying out its responsibilities. The Board reviews the Corporate Governance Guidelines periodically to consider the need for amendments or enhancements. Among other things, the Corporate Governance Guidelines delineate the Board's responsibilities, leadership structure, independence goals, director qualifications, election, annual self-evaluation process and access to management and advisors. The Corporate Governance Guidelines, as amended from time to time, are available on the Company's website at http://www.Entegris.com under "About Us – Investor Relations – Corporate Governance" and will be provided in printed form to any stockholder who requests them from us.

The Code of Ethics is described further in the "—Board's Roles and Responsibilities—Role in Corporate Responsibility and Corporate Citizenship—Code of Ethics" section of this Proxy Statement, and the responsibilities of each of the Board's committees, as required by their respective charters, are described further in the "—Board Structure" section of this Proxy Statement.

Communications with the Independent Directors

Stockholders and other interested parties may communicate directly with a member or members of the Board or the non-management directors either individually or as a group by addressing their correspondence to the director or directors, in care of our Corporate Secretary, at the address listed in the "Notice of 2024 Annual Meeting of Stockholders" above, with a request to forward the same to the intended recipient(s). All such communications will be reviewed by the Company's Corporate Secretary and, if they are relevant to the Company's operations, policies and philosophies, they will be relayed to the Board or the non-management directors, as the case may be.

Transactions with Related Persons

The Board has adopted a written policy that prohibits any business transaction with a value of $60,000 or more between Entegris and any of our directors, nominees for director, executive officers or their immediate families. In addition, as part of our process for preparing our annual report, we circulate questionnaires to our directors, nominees for director and executive officers requiring disclosure of any business transaction with a value of $60,000 or more between Entegris and any of those persons or a member of his or her immediate family. The answers to these questionnaires are reviewed for compliance with this policy by management and discussed with the Audit & Finance Committee and our independent registered public accounting firm. Since January 1, 2023, there has been no such business transaction between Entegris and any director, nominee for director, executive officer or member of his or her immediate family.

Compensation of Directors

The Management Development & Compensation Committee regularly assesses the Company's director compensation program in relation to industry practice. At its April 2023 meeting, the Management Development & Compensation Committee, after consultation with its independent compensation advisory firm Frederic W. Cook & Co., Inc. ("F.W. Cook") and a general review of compensation practices for directors among peers, decided to adopt the following compensation arrangements:

- For all non-employee directors, an annual cash retainer of $95,000;
- For the Lead Independent Director of the Board, an additional annual cash fee of $30,000;
- Committee chairs receive an additional annual cash fee of $20,000 for the Chair of the Audit & Finance Committee, $15,000 for the Chair of the Management Development & Compensation Committee, $10,000 for the Chair of the Governance & Nominating Committee and $10,000 for the Chair of the Environmental, Health, Safety and Sustainability Committee; and
- For all non-employee directors, an annual equity award of $205,000 worth of restricted stock units valued on the date of each Annual Meeting of Stockholders, with restrictions lapsing on the earlier of the date of the next Annual Meeting of Stockholders or the first anniversary of the award date.

All of the foregoing cash fees are based on a June 2023 through May 2024 service period and are paid quarterly in advance. In addition, non-employee directors are reimbursed for their out-of-pocket expenses incurred in connection with services as a director. As an employee of the Company, Mr. Loy receives no additional compensation for his service as a director.

 

Director Summary Compensation Table

The table below summarizes the compensation paid by the Company to directors for 2023.

Name[1]	Fees Earned or Paid in Cash ($)	Stock Awards ($)[3]	All Other Compensation ($)[4]	Total ($)
James R. Anderson[2]	94,182	237,377	—	331,559
Michael A. Bradley	22,500	—	11,216	33,716
Rodney Clark	101,250	205,014	—	306,264
James F. Gentilcore	131,250	205,014	—	336,264
Yvette Kanouff	93,750	205,014	—	298,764
James P. Lederer	113,750	205,014	—	318,764
Paul L. H. Olson	41,250	—	—	41,250
Dr. Azita Saleki-Gerhardt	103,750	205,014	—	308,764

[1] Bertrand Loy, the Company's President, Chief Executive Officer and Chair of the Board of Directors, is not included in this table as he receives no compensation for his services as a director because he is an employee of the Company. Information with respect to compensation paid to Mr. Loy is included in the Summary Compensation Table under "Executive Compensation" below.

[2] Mr. Anderson received a prorated cash retainer and equity award upon his appointment to the Board of Directors in February 2023.

[3] Reflects the aggregate grant date fair value of awards of restricted stock units to each director during 2023, calculated in accordance with FASB ASC Topic 718, excluding estimated forfeitures. Each active director as of December 31, 2023 holds 2,849 outstanding unvested restricted stock units.

[4] Reflects a retirement gift in consideration of Mr. Bradley's significant contributions to the Company during his over two decades of service as a director.

Stock Ownership Guidelines for Directors

During 2023, the Board maintained stock ownership guidelines for non-employee directors to align director interests with those of Entegris stockholders. This alignment is a critical objective of the equity awards discussed above. Under these guidelines, each director is required to hold shares of Entegris common stock with a value equal to five times the annual cash retainer for directors generally in effect at the time of each annual determination. Determination of compliance with these guidelines is made as of January 15th of each year. Compliance is calculated based on the average of the prior calendar year's month-end closing prices for Entegris common stock on the Nasdaq Stock Market. Shares of Entegris common stock that are owned by a director outright as well as vested deferred shares/units count towards compliance with these guidelines. Directors have five years following their initial election or appointment to the Board or the date on which the Stock Ownership Guidelines were adopted to achieve the minimum holding required by the guidelines.

In addition, the Board maintains stock ownership guidelines for executive officers. For more information, please see the "Executive Compensation — Compensation Discussion & Analysis — Other Items — Stock Ownership Guidelines for Executive Officers" section of this Proxy Statement.

As of January 15, 2024, all directors were in compliance with the stock ownership guidelines or were within the five-year compliance grace period.

Executive Compensation


PROPOSAL 2

Advisory Vote on Executive Compensation

 The Board recommends that the stockholders vote **FOR** the adoption of the below resolution indicating approval, on an advisory basis, of the compensation of our named executive officers.


The following proposal gives our stockholders the opportunity to vote to approve or not approve, on an advisory basis, the compensation of our named executive officers, who are listed in the Summary Compensation Table included in the "Executive Compensation Tables" section of this Proxy Statement. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and our compensation philosophy, policies and practices, as disclosed under this "Executive Compensation" section of this Proxy Statement. We are providing this vote as required by Section 14A of the Exchange Act. Accordingly, for the reasons discussed in the "Compensation Discussion & Analysis" section of this Proxy Statement, we are asking our stockholders to vote "FOR" the adoption of the following resolution:

"RESOLVED: That the stockholders of Entegris, Inc. ("Entegris") hereby approve, on an advisory basis, the compensation paid to Entegris' named executive officers, as disclosed in Entegris' Proxy Statement for the 2024 Annual Meeting of Stockholders under the heading entitled "Executive Compensation" pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion."

While we intend to carefully consider the voting results of this proposal, the final vote is advisory in nature and therefore not binding on us, our Board or the Management Development & Compensation Committee. Our Board and the Management Development & Compensation Committee value the opinions of all of our stockholders and will consider the outcome of this vote when making future compensation decisions for our named executive officers. The Board has adopted a policy of providing for annual advisory stockholder votes on executive compensation. Unless the Board modifies its policy on the frequency of holding such advisory votes, the next advisory vote will occur in 2025.

Compensation Discussion & Analysis

Executive Overview

Named Executive Officers

The following sets forth certain information regarding our named executive officers. In the table below, in determining the year first appointed as an executive officer of Entegris, service with predecessor public company Entegris Minnesota is included in the case of Mr. Graves, and service with predecessor public company Mykrolis is included in the case of Mr. Loy. Entegris Minnesota and Mykrolis merged into the Company effective August 6, 2005.

Name	Age	Position	Executive Officer Since
Bertrand Loy	58	President, Chief Executive Officer and Chair of the Board of Directors	2001
Linda LaGorga	55	Senior Vice President, Chief Financial Officer	2023
Daniel Woodland	53	Senior Vice President and President, Materials Solutions	2022
Susan Rice	65	Senior Vice President, Global Human Resources	2017
Joseph Colella	42	Senior Vice President, General Counsel, Chief Compliance Officer and Secretary	2020
Gregory B. Graves[1]	63	Former Executive Vice President, Chief Financial Officer and Treasurer	2002
Stuart A. Tison[2]	60	Former Senior Vice President and President, Specialty Chemicals and Engineered Materials	2016

[1] Mr. Graves retired from the Company effective July 7, 2023.

[2] Mr. Tison retired from the Company effective December 31, 2023.

 

Our Approach to Compensation

The overall objectives of our executive compensation policies are to:

- Attract, retain, motivate and reward high-caliber executives.
- Foster teamwork and support the achievement of Entegris' financial and strategic goals through performance-based financial incentives.
- Promote the achievement of strategic objectives which lead to long-term growth in stockholder value.
- Encourage strong financial performance by establishing competitive goals for target performance and leveraging incentive programs through stock-based compensation.
- Align the interests of executive officers with those of Entegris and its stockholders by making incentive compensation dependent upon Company performance.

As depicted in the below graphics, in 2023 approximately 92% of the Chief Executive Officer's target total direct compensation and an average of approximately 80% of the target total direct compensation of the other named executive officers was "variable," i.e., dependent on the Company's performance.



CEO | **OTHER NAMED EXECUTIVE OFFICERS ("NEOs")**

8%
10%
92%
Performance Based
82%
Long-Term Incentive
20%
15%
80%
Performance Based
65%
Long-Term Incentive
Base Salary
Annual Incentive
RSUs
Stock Options
PSUs

2023 Executive Compensation Decisions in Detail



2023 Short-Term Incentive Payout

50% **Adjusted EBITDA** as a percentage of net sales	+	15% **Revenue Growth** in excess of our markets	+	25% **Inventory Velocity**	+	10% **On-time Shipments**	=	Overall Payout
Result: 47.5% Payout		**Result: 28.0% Payout**		**Result: 0.0% Payout**		**Result: 12.9% Payout**		**88.4%**

PSUs (2021-2023 Performance Period)

46th Percentile vs. Philadelphia Semiconductor Index

Payout of 92%

COMPENSATION AND CORPORATE SOCIAL RESPONSIBILITY

In 2023, each of our named executive officers had CSR-focused performance goals to incentivize and drive the achievement of our CSR goals related to innovation, safety, personal development and inclusion or sustainability and against which their performance was measured.

Past Advisory Votes on Compensation

At the 2023 Annual Meeting of Stockholders, approximately 92.1% of the votes cast on the advisory vote on executive compensation were cast "for" the approval of the compensation paid in 2022 to the named executive officers. The Compensation Committee determined that no significant change in the Company's compensation policies should be made or recommended to the Board as a result of this advisory vote. In addition, at the 2022 and 2021 Annual Meetings of Stockholders, approximately 95.7% and 97.0%, respectively, of the votes cast on the advisory votes on executive compensation were cast "for" the approval of the compensation paid in 2021 and 2020, respectively, to the named executive officers.

Executive Compensation Practices

Compensation of the executive officers of the Company is overseen by the Compensation Committee. The Board and the Compensation Committee were assisted in performance of their oversight duties with respect to executive compensation matters by F.W. Cook, an independent compensation advisory firm.

We are committed to executive compensation practices that drive performance, mitigate risk and align the interests of our management team with those of our stockholders. The following summarizes key governance characteristics related to the executive compensation programs in which the named executive officers participate:

WHAT WE DO

- ✔ Carefully structured benchmarking peer group with annual Management Development & Compensation Committee ("Compensation Committee") review
- ✔ Annual say-on-pay advisory vote
- ✔ Adherence to a rigorous pay-for-performance philosophy in establishing program design and targeted pay levels for NEOs
- ✔ Independent Compensation Committee oversight
- ✔ Independent compensation consultant is hired by and reports to the Compensation Committee
- ✔ Annual report by the independent compensation consultant to the Compensation Committee on executive pay and performance alignment
- ✔ Stringent stock ownership guidelines maintained for directors and non-employee executive officers
- ✔ Clawback policy in place to deter executive officer misconduct and reclaim certain awards and incentives
- ✔ Change in control agreements require double-trigger for vesting

WHAT WE DON'T DO

- ✖ No guaranteed bonuses
- ✖ No material perquisites or other personal benefits to directors or executive officers
- ✖ Directors, executive officers, employees and consultants may not hedge, pledge or engage in speculative transactions of Company stock
- ✖ No plans that encourage excessive risk taking
- ✖ No excessive dilution through careful monitoring of burn rate and overhang
- ✖ No tax "gross-ups" agreements

Design and Structure of 2023 Executive Compensation

Our Business and Our Compensation Philosophy

The Company's executive compensation policies are designed so that: (i) total compensation is tied to individual performance, (ii) total compensation will vary with the Company's performance in achieving financial and other strategic objectives, and (iii) long-term incentive compensation is closely aligned with stockholders' interests. Further, the Company's executive compensation policies provide that the proportion of variable compensation increases as an employee's level of responsibility increases so that compensation for senior executives is aligned more closely with the Company's performance. For these reasons, the Company's executive compensation policies prioritize pay-for-performance, competitive compensation, employee retention and alignment with stockholders' interests. The overall objectives of the executive compensation policies are to:

- attract, retain, motivate and reward high-caliber executives;
- foster teamwork and support the achievement of Entegris' financial and strategic goals through performance-based financial incentives;
- promote the achievement of strategic objectives that lead to long-term growth in stockholder value;
- encourage strong financial performance by establishing competitive goals for target performance and leveraging incentive programs through stock-based compensation; and
- align the interests of executive officers with those of Entegris and its stockholders by making incentive compensation dependent upon Company performance.

For 2023, the Compensation Committee, which is composed solely of independent non-employee directors, as described under "Corporate Governance" above, retained the services of the independent compensation advisory firm F.W. Cook to assist with the review and evaluation of the Company's compensation policies and to suggest new or alternative compensation arrangements where appropriate. The use of an independent consultant provides additional assurance that our programs are reasonable and consistent with the Company's objectives. The Compensation Committee selected F.W. Cook based on its national reputation as an expert in compensation practices, its industry knowledge, and its familiarity with the Company and its past compensation practices. F.W. Cook reports to and takes direction from the Compensation Committee. The assignment of projects by management to F.W. Cook requires the prior approval of the Compensation Committee. During 2023, F.W. Cook performed services solely for the Compensation Committee under its direction.

In addition, in establishing its executive compensation policies for a given year, the Compensation Committee considers the results of the most recent stockholder advisory vote on executive compensation and determines whether any changes are appropriate.

Components of 2023 Compensation

The 2023 Entegris compensation program for senior executives, including the named executive officers, consisted of a number of elements that are summarized in the following table. Due to Entegris' focus on short- and long-term incentive compensation, a meaningful portion of each executive officer's target total direct compensation is dependent on the Company's performance. Approximately 92% of the Chief Executive Officer's target total direct compensation and an average of approximately 80% of the target total direct compensation for the other named executive officers was "variable," i.e., dependent on the Company's performance. In the graphics below, "fixed" compensation is composed of 2023 target base salary, while "variable" compensation is composed of 2023 target Entegris Incentive Plan ("EIP") awards and 2023 annual long-term incentive compensation grants consisting of restricted stock units, stock options and performance share units.

TOTAL DIRECT COMPENSATION

CEO	Element	Description and Purpose of the Compensation Element	Fiscal Year 2023 Commentary	Other NEOs
Fixed 8%	**Base Salary**	Rewards core competence in the executive role relative to required skills, experience and contributions to the Company. Generally targeted at the median level, based on competitive market practice.	The Company awarded increases to the base salaries of the named executive officers during fiscal year 2023 to bring their base salaries into general alignment with the market median level, adjusted for executive-specific factors such as individual performance, job scope, retention risk and tenure.	**Fixed** 20%
Variable 92%	**Short-Term Incentive Compensation**	Rewards achievement of Company financial and operational performance criteria to: • Incentivize the achievement of annual financial performance metrics that will drive our long-term success; and • Incentivize achievement of pre-established business objectives.	In fiscal year 2023, the EIP awards were based on the Company's performance with respect to Adjusted EBITDA as a percentage of net sales (weighted 50%) and on the achievement of specified key business objectives for the year (weighted 50% in the aggregate).	**Variable** 80%
	Long-Term Incentive Compensation	The Company awards its executive officers with time-vested restricted stock units and stock options, which both vest ratably over four years, and performance share units that provide the opportunity to earn shares of the Company based on the Company's TSR as compared with the TSR achieved by the companies that comprise the Philadelphia Semiconductor Index over a three-year period. The purposes of our long-term incentive awards are to: • Promote executive ownership of our stock; • Promote retention of executives in a competitive labor market over the longer term; • Encourage management focus on critical performance metrics creating value for stockholders; and • Align the program with peer group and market practices, where appropriate.	No changes to the type and mix of long-term incentive awards were made for 2023. Named executive officers received time-vested restricted stock units (weighted 40%), time-vested stock options (weighted 30%) and PSUs (weighted 30%).	

OTHER COMPENSATION

Element	Description and Purpose of the Compensation Element	Fiscal Year 2023 Commentary
Retirement Benefits	The Company provides both qualified and non-qualified tax-deferred retirement savings plans to: • Encourage employee long-term commitment to the Company; • Promote employee savings for retirement; and • Make total retirement benefits available to executives commensurate with other employees as a percentage of compensation.	In fiscal year 2023, following a review of market competitive benefit programs, the Company amended its 401(k) Plan for years beginning on or after January 1, 2024 in order to, among other things, increase the matching contribution to 100% of an employee's contributions on the first 6% of eligible compensation, not to exceed the annual IRS limit.
Welfare Benefits	Executives participate in employee benefit plans generally available to employees to provide a broad-based total compensation program designed to be competitive in the labor market.	In 2023, following a review of market competitive benefit programs, the Company made several changes to the welfare benefit programs generally available to all employees, which became effective on January 1, 2024.
Perquisites	The Company provides no material perquisites to executive officers.	In 2023, there were no changes from historical practice.
Change in Control Termination Benefits	Change in control agreements provide for "double-trigger" benefits and are designed to retain executives and provide continuity of management in the event of an actual or threatened change in control of the Company.	In 2023, there were no changes from historical practice.

Compensation Decisions in 2023

Base Salary

In general, base salary for each employee, including the named executive officers, is established based on the individual's job responsibilities, performance and experience; the competitive environment; and executive-specific factors such as individual performance, job scope, retention risk and tenure. Each year, we survey the compensation practices of companies serving the semiconductor and other industries deemed relevant as well as general market pay practices for executives in the United States and in other countries in which we have significant employee populations in order to assess the competitiveness of the compensation we offer. In addition, for senior executives, including the named executive officers, the Compensation Committee evaluates base salary against corresponding compensation data from our peer group and national technology industry survey data scoped to the Company's size. In fiscal year 2023, we continued to target base salary at the median of the peer group and survey reference points compiled by F.W. Cook, adjusted for executive-specific factors such as individual performance, job scope, retention risk and tenure. The percent changes in annual base salary from 2022 to 2023 for each of the named executive officers are reflected in the table below.

Name	2023 Annual Base Salary	% Change From 2022
Bertrand Loy	$1,000,000	0%
Linda LaGorga[1]	$550,000	NA
Daniel Woodland[2]	$530,000	0%
Susan Rice	$475,000	6%
Joseph Colella	$490,000	18%[3]
Gregory B. Graves[4]	$610,000	0%
Stuart A. Tison[5]	$450,000	7%

[1] Ms. LaGorga joined the Company on May 15, 2023 and her annual base salary reflects the amount set forth in her offer letter.

[2] Mr. Woodland joined the Company on July 6, 2022, in connection with the acquisition of CMC Materials.

[3] Adjustment designed to align salary with median of the peer group and survey reference points compiled by F.W. Cook.

[4] Mr. Graves retired from the Company effective July 7, 2023.

[5] Mr. Tison retired from the Company effective December 31, 2023.

As noted above, the Compensation Committee believes that our success is dependent on our ability to hire and retain high-caliber executives in critical functions, and the pursuit of this objective may require us to recruit individual executives who have significant compensation and retention packages in place with other employers. In order to attract such individuals to Entegris, we may be required to negotiate compensation packages that deviate from the general principle of targeting base pay at the market median. Similarly, we may provide compensation outside of the normal cycle to individuals to address retention issues.

Performance Metrics Used to Determine Incentive Compensation and Their Relation to Our Strategy

Performance Metrics	Relation to Our Strategy	Incentive Programs Represented In
Adjusted EBITDA as Percentage of Net Sales	The Compensation Committee believes that Adjusted EBITDA (defined as net income before interest income, interest expense, intangible amortization, depreciation, acquisition and integration costs, acquired inventory step-up amortization, restructuring costs, goodwill impairment, impairment on long-lived assets, deal and transaction costs, and gain or loss on sale of businesses, but excluding acquisition operating income, with income tax expense added back) as a percentage of net sales is an important measure of our performance because it measures our profitability and financial performance. Adjusted EBITDA is also a key financial metric that we use internally to measure ongoing financial performance.	Entegris Incentive Plan
Revenue Growth in Excess of our Markets	The Compensation Committee believes that our organic business growth (defined as revenue growth excluding revenue from the first twelve months of our operation of acquired businesses, on a constant currency basis, over a market index based on wafer starts and semiconductor industry capital spending) provides a valuable measure of our financial performance relative to our primary industry. Because this metric measures growth relative to the semiconductor industry, it only rewards growth above the industry and is agnostic to general industry-wide growth.	Entegris Incentive Plan
Inventory Velocity Improvement	The Compensation Committee believes that effectively managing our inventory levels is a key factor in achieving a robust operating cash flow and ensuring excellence in our supply chain management processes.	Entegris Incentive Plan
On-Time Shipment Performance	The Compensation Committee believes that measuring our ability to meet our commitments when shipping products to our customers is an effective measure of operational excellence and customer service levels.	Entegris Incentive Plan
Relative TSR	The Compensation Committee believes that TSR as compared with the TSR achieved by the companies that comprise the Philadelphia Semiconductor Index over a three-year period provides an important comparison of how well we are driving stockholder value compared to companies facing similar industry conditions and against which we compete for business, investors and employees.	Long-term incentive compensation

Short-Term Incentive Compensation

Entegris has, for a number of years, maintained a short-term variable incentive compensation program, the EIP, which provides for a potential cash award based upon the achievement of annual financial criteria and operating performance objectives in accordance with a sliding scale established by the Compensation Committee, with a fractional award for performance above the threshold level, a full award for target performance and a premium award of up to 200% of target for extraordinary performance. In addition to the financial criteria and operating performance objectives, awards under the EIP are conditioned on the Company achieving an operating profit.

Name	2023 Base Salary	2023 Target Incentive ($)	2023 Target Incentive (%)	2022 Target Incentive (%)
Bertrand Loy	$1,000,000	$1,300,000	130%	125%
Linda LaGorga[1]	$550,000	$385,000	70%	NA
Daniel Woodland	$530,000	$371,000	70%	70%
Susan Rice	$475,000	$332,500	70%	80%
Joseph Colella	$490,000	$294,000	60%	60%
Gregory B. Graves	$610,000	$518,500	85%	85%
Stuart A. Tison	$450,000	$315,000	70%	70%

[1] Ms. LaGorga joined the Company on May 15, 2023.

The EIP is administered by, and all awards are made at the discretion of, the Compensation Committee. The target incentive compensation payments to our named executive officers, as a percentage of base salary, approximated the median of target incentive compensation payments of the market data, adjusted for executive-specific factors such as individual performance, job scope, retention risk and tenure.

Under this plan, with respect to 2023, an incentive pool is established based upon the level of the attainment of financial and operational objectives established by the Compensation Committee. For 2023, the Compensation Committee adjusted the weighting of the performance measures of the EIP, placing greater prominence on the strategic corporate objectives, to drive focus on key priorities, including decreasing inventory to increase cash to pay down debt that was incurred in connection with the acquisition of CMC Materials and improve our service levels with our customers, which had declined during the rapid growth period of the prior few years.

Performance Metrics and Weights

THE ENTEGRIS INCENTIVE PLAN

Performance Measure	Threshold (0% of Target)[1]	Target[1]	Maximum (200% of Target)[1]	Weighting
Adjusted EBITDA as a percentage of net sales[2]	21%	27%	33%	50%
Revenue growth in excess of our markets[3][4]	3.0%	4.5%	6.0%	15%
Inventory velocity improvement[3][5]	18%	21%	25%	25%
On-time shipment performance[3][6]	80%	88%	95%	10%

[1] Linear interpolation applies for performance between levels.

[2] The Pipeline and Industrial Materials ("PIM") business was excluded from the calculation of Adjusted EBITDA for purposes of the EIP.

[3] Excludes the divestitures occurring in 2023 (the Electronic Chemicals business and QED Technologies International, Inc.) and the PIM business (which was sold in Q1 2024).

[4] Defined as revenue growth, excluding revenue from the first twelve months of our operation of acquired businesses, on a constant currency basis, over a market index based on wafer starts and semiconductor industry capital spending.

[5] Inventory velocity improvement between the last quarter of 2023 versus the last quarter of 2022, defined as the improvement on days on hand levels of inventory, excluding certain divested businesses.

[6] Defined as average number of on-time shipments during the last quarter of 2023.

After the incentive pool is established, the Compensation Committee has the discretion to approve payments above or below the formula-based payout based on other factors deemed relevant, up to 200% maximum. The Compensation Committee has discretion to apply an ESG modifier to adjust the EIP upward or downward for performance against our corporate social responsibility and environmental, social and governance objectives.

Actual Performance Under the 2023 Entegris Incentive Plan

For 2023, the Compensation Committee approved an EIP payout of 88.4% of target. Mr. Woodland's and Mr. Tison's participation in the EIP was based on divisional (rather than corporate) performance, with payouts modified by the Compensation Committee in accordance with the EIP based on a review of the relative performance of their respective divisions.



Performance Measure	Threshold (0% of Target)	Target	Maximum (200% of Target)	Actual Result	Weighting
Adjusted EBITDA as a percentage of net sales	21%	27%	33%	Actual Result: 26.7%	50%
Revenue growth in excess of our markets	3.0%	4.5%	6%	Actual Result: 5.8%	15%
Inventory velocity improvement	18%	21%	25%	Actual Result: 11%	25%
On-time shipment performance	80%	88%	95%	Actual Result: 90%	10%

Final Payouts Under the 2023 Entegris Incentive Plan

Name	EIP Target as a Percent of Salary	Target EIP Award	Actual EIP Award as Percent of Target	Actual EIP Award
Bertrand Loy	130%	$1,300,000	88.4%	$1,149,200
Linda LaGorga[(1)]	70%	$243,658	88.4%	$215,393
Daniel Woodland	70%	$371,000	89.7%	$332,787
Susan Rice	70%	$332,500	88.4%	$293,930
Joseph Colella	60%	$294,000	88.4%	$259,896
Gregory B. Graves[(2)]	85%	$267,063	88.4%	$236,084
Stuart A. Tison	70%	$315,000	82.5%	$259,875

(1) Ms. LaGorga's Target EIP Award and Actual EIP Award amounts were prorated based on her May 15, 2023 start date.

(2) Mr. Graves' Target EIP Award and Actual EIP Award amounts were prorated based on his July 7, 2023 retirement date.

Long-Term Incentive Compensation

Target Equity Opportunities

During 2023, executives and certain key employees were eligible to receive equity awards under the Entegris, Inc. 2020 Stock Plan, which is administered by the Compensation Committee. Restricted stock unit awards, stock option awards and performance share unit awards, as described below, were the three equity vehicles used by Entegris for long-term incentive ("LTI") awards to executive officers during 2023.

Name [1]	2023 Target Value of LTI Awards ($)	2022 Target Value of LTI Awards ($)
Bertrand Loy	$10,350,000	$8,750,000
Daniel Woodland[2]	$1,200,000	NA
Susan Rice	$1,500,000	$1,100,000
Joseph Colella	$1,450,000	$1,200,000
Gregory B. Graves	$2,614,000	$1,260,000
Stuart A. Tison	$1,000,000	$775,000

[1] Ms. LaGorga joined the Company on May 15, 2023 and received a sign-on LTI award with a target value of $3,000,000.

[2] Mr. Woodland joined the Company on July 6, 2022 in connection with the acquisition of CMC Materials.

Forms of Equity Awarded in 2023

The Compensation Committee believes that long-term incentive awards to executive officers, including the named executive officers, should be composed of a mixture of restricted stock units, stock options and performance share units. Accordingly, for 2023, the Compensation Committee approved equity awards for executive officers composed, as a percentage of the total annual grant value, of 40% restricted stock units, 30% stock options and 30% performance share units, which has been unchanged since 2015. The total annual grant value of long-term equity incentive awards granted to our named executive officers in 2023 approximated the market median, adjusted for executive-specific factors such as individual performance, job scope, retention risk and tenure. A description of the terms of each type of equity award and the reasons why the Compensation Committee believes each is an appropriate long-term incentive equity vehicle follows.



40% Restricted Stock Units

Forty percent of the 2023 equity award to executive officers consisted of restricted stock units, with restrictions lapsing in four equal annual installments following the date of award. The award of restricted stock units is designed to enable the Company to retain executive officers and other key employees during turbulent economic times and in a competitive labor market. Non-executive employees receiving equity awards in 2023 received restricted stock units, with the restrictions lapsing ratably over four years in accordance with the foregoing schedule.



30% Stock Options

Thirty percent of the 2023 equity awards to executive officers consisted of stock options that vest in four equal annual installments following the date of grant and have a seven-year term. The Compensation Committee believes that the award of stock options is an effective mechanism to align the interests of our executive officers with those of Entegris stockholders, which is expected to lead to an increase in the long-term value of Entegris' common stock. This is because stock options only provide value to the recipient if the price of the Company's common stock appreciates, which creates a strong performance orientation consistent with our pay-for-performance philosophy. All stock options granted in 2023 were granted with an exercise price equal to the fair market value on the Nasdaq Stock Market of Entegris common stock on the date of grant.



30% Performance Share Units

Thirty percent of the 2023 equity awards to executive officers consisted of performance share units, which provide the opportunity to earn shares of the Company's common stock based on the Company's TSR as compared with the TSR achieved by the companies that comprise the Philadelphia Semiconductor Index over a three-year period following the date of award. At grant, each recipient received a target allocation of performance share units; the final number of shares which may be earned pursuant to such awards ranges from 0% to 200% of target. The number of shares actually earned at the end of the performance period is based on a pre-established payout curve, which provides for earnouts of 50%, 100% and 200% of target for performance at the 25th, 50th and 85th percentiles, respectively, with linear interpolation between such levels. No shares are earned for performance below the 25th percentile. If the Company's absolute TSR is negative, then the maximum number of shares that may be earned is the target performance share allocation. Performance share units earned over the three-year performance period will be fully vested on the last day of the performance period and are settled as soon as practicable following certification of the number of shares earned by the Compensation Committee. The Compensation Committee included performance share units as a component of the 2023 long-term incentive award for executive officers because the Compensation Committee believes that relative TSR is an important metric for our stockholders' evaluation of the Company's performance against the performance of other companies. The performance share units thus create an additional alignment with stockholder interests through an objective performance metric. In addition, based on the Compensation Committee's review of peer company market data, it believes that TSR-based performance share units frequently represent a significant portion of equity incentives used by companies that compete with us in attracting, hiring, motivating and retaining executives.



PERFORMANCE SHARE VESTING MATRIX

200
150
100
50
0
% Payout Score
Maximum if
TSR is negative
25%
50%
85%
100%
Company TSR Performance vs. Philadelphia Semiconductor Index

Payout for Performance Shares Awarded in 2021

In February 2024, with respect to the performance share units awarded in 2021, which had terms generally similar to those of the 2023 awards described above, the Compensation Committee certified that Entegris' TSR during the period was approximately 13%, representing the 46th percentile versus companies in the Philadelphia Semiconductor Index, resulting in the vesting of shares at 92% of target.

TIMELINE OF PSUS

	2021	2022	2023	2024	2025
2021 PSU	Year 1	Year 2	Year 3		
		3-year relative TSR			
2022 PSU		Year 1	Year 2	Year 3	
			3-year relative TSR		
2023 PSU			Year 1	Year 2	Year 3
				3-year relative TSR	

Vesting Rules for Retirement

Under the Company's Rule of 70, if a grantee retires from the Company after providing at least five (5) years of consecutive service with Entegris, is at least fifty-five (55) years old as of the date of retirement and the years of service and age of the executive officer sum to at least seventy (70), then, subject to continued compliance with post-termination restrictive covenants and the execution and non-revocation of a release of claims in favor of Entegris, each outstanding and unvested (i) restricted stock unit will vest, for awards granted in 2022, as of the date of the qualifying retirement and, for awards granted following 2022, as of the original vesting dates, (ii) stock option will continue to vest and become exercisable in accordance with the regular time-based vesting schedule and (iii) performance share unit will remain outstanding and vest at the actual level of performance at the end of the applicable performance period.

Procedures for Determining Compensation

Executive Compensation Decision-Making Process

Factors Considered by the Compensation Committee

The use of the compensation elements described above enables us to reinforce our pay-for-performance philosophy and to strengthen our ability to attract and retain high-quality executives. The Compensation Committee believes that this combination of compensation elements provides an appropriate mix of fixed and variable pay and achieves an appropriate balance between short-term financial and operational performance and long-term stockholder value creation. The Compensation Committee determines the amount of compensation under each component of executive compensation granted to the executive officers to emphasize performance-based compensation tied to financial metrics approved by the Compensation Committee and to achieve the appropriate balance between cash compensation and equity compensation, as well as to reflect the level of responsibility of the executive officer. There is no pre-established policy or target for the allocation between either cash and non-cash or short- and long-term incentive compensation. With respect to fiscal year 2023, the total compensation paid or awarded to the named executive officers included both short-term cash and equity-based long-term incentive compensation.

When making compensation decisions, the Compensation Committee also looks at the target total direct compensation of our Chief Executive Officer and the other named executive officers relative to that provided to similarly situated executives based on a competitive market analysis provided by F.W. Cook. The Compensation Committee believes, however, that a benchmark should be a point of reference for measurement, but not the determinative factor for our executives' target compensation. The purpose of the comparison is merely to supplement and not to supplant the analyses of internal pay equity, wealth accumulation potential and the individual performance of the executive officers that the Compensation Committee considers when making compensation decisions. Because the comparative compensation information is just one of the several analytical tools that are used in setting executive compensation, the Compensation Committee has discretion in determining whether to use this information and/or the nature and extent of its use.

Evaluation of Compensation against External Data

The Compensation Committee evaluates our executive compensation programs against a group of publicly traded companies that comprise our executive compensation benchmarking peer group. Data from a broader range of companies is also used for insight into general compensation trends and to supplement the compensation peer group when necessary. For each of our NEOs, the Compensation Committee evaluated each element of target total direct compensation (the sum of base salary, target annual incentive and grant date value of long-term incentives) and set target total direct compensation for the NEOs at the market median, adjusted for executive-specific factors such as individual performance, job scope, retention risk and tenure.

In mid-2022, the Compensation Committee, working with F.W. Cook, reviewed and revised the peer group to align the peer median market capitalization more closely with that of Entegris and to ensure that the peer group size measures continued to be appropriately aligned with Entegris, particularly following the acquisition of CMC Materials. To this end, the following changes were made to the compensation peer group for 2023: AMETEK, Inc., Keysight Technologies, Inc., KLA Corporation, Marvell Technology, Inc., SolarEdge Technologies, Inc., Trimble Inc., and Zebra Technologies Corporation were added to the peer group and Ashland Inc., CMC Materials, Inc., Hexcel Corporation, National Instruments, Wolfspeed, Inc. and Xilinx, Inc. were removed from the peer group. The revised 18-company peer group shown below was approved by the Compensation Committee to inform its decisions with respect to target total direct compensation levels for 2023:

Albemarle Corporation	KLA Corporation	SolarEdge Technologies, Inc.
AMETEK, Inc.	Marvell Technology, Inc.	Skyworks Solutions, Inc.
Celanese Corporation	MKS Instruments, Inc.	Teledyne Technologies Incorporated
Coherent Corp.	Monolithic Power Systems, Inc.	Teradyne, Inc.
Graco Inc.	Nordson Corporation	Trimble Inc.
Keysight Technologies, Inc.	Qorvo, Inc.	Zebra Technologies Corporation

This group was selected from companies operating in similar or related industries with median revenues, EBITDA and market capitalizations approximating those of the Company. The graphic below illustrates the Company's position relative to its peer group with respect to these metrics at the time the peer group was selected in mid-2022. The Compensation Committee selected peer companies in the same or related industries on the basis of these metrics because it believes that they are commonly used to compare the relative size of companies.

Information concerning the compensation practices of these companies was drawn from their proxy statements or other public filings. The Compensation Committee annually reviews the peer group with the assistance of F.W. Cook to ensure that it remains appropriate.

POSITIONING OF ENTEGRIS RELATIVE TO PEER GROUP



[1] Reflects revenue or EBITDA, as applicable, for the four most-recently completed quarters as of June 30, 2022.

[2] As of May 31, 2022, as considered by the Compensation Committee when the 2023 peer group was approved.

Based upon the Compensation Committee's review of the compensation arrangements discussed below, the compensation levels of the above peer companies, general market pay practices for executives and its assessments of individual and corporate performance, the Compensation Committee believes that the Company's executive compensation policies for 2023 were appropriate. While executive officers, principally the Senior Vice President, Global Human Resources, worked closely with the Compensation Committee and with F.W. Cook to design Entegris' compensation programs for 2023 (other than for the Chief Executive Officer), the Compensation Committee ultimately decides which policies to adopt and directs and approves the design of all compensation programs as well as the specific compensation paid to each of the named executive officers. Discussions concerning Chief Executive Officer compensation are conducted between F.W. Cook and the Compensation Committee without executive officer involvement.

Risk Assessment with Respect to Compensation Policies and Practices

In November 2023, the Compensation Committee reviewed the various design elements of our compensation program to determine whether it encourages excessive or inappropriate risk-taking. The scope of this review included aspects of executive compensation and consideration of the items of our compensation policies and practices that affect all employees. In general, the process used by the Compensation Committee to complete its risk evaluation was as follows:

• The Compensation Committee identified the compensation-related risks that the Company may face;

• The Compensation Committee identified the material design elements of our compensation policies and practices with respect to all employees; and

• The Compensation Committee then evaluated whether there is a relationship between any of those design elements and any of our most significant risks. More specifically, the Compensation Committee evaluated whether any of the design elements of our compensation policies and practices encourages our employees to take excessive or inappropriate risks that are reasonably likely to have a material adverse impact on the Company.

After completing its evaluation, the Compensation Committee concluded that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company. More specifically, the Compensation Committee concluded that our compensation program is designed to encourage employees to take actions and pursue strategies that support our best interests and the best interests of our stockholders, without promoting excessive or inappropriate risk.

The design elements of our executive compensation program (which are described in detail elsewhere in this "Compensation Discussion and Analysis" section) do not include unusual or problematic compensatory schemes that have been linked to excessive risk-taking. Furthermore, the design elements of our compensation program that directly tie compensatory rewards to our performance include various counter-balances designed to offset potentially excessive or inappropriate risk-taking. For example, there is a balance between the fixed and performance-based components of the program.

Similarly, with respect to the performance-based components, there is a balance between annual and longer-term incentives. Thus, the overall program is not too heavily weighted towards incentive compensation, in general, or short-term incentive compensation, in particular. The financial incentives are not based solely upon revenue. Rather, they are tied to performance metrics such as Adjusted EBITDA (net income before interest income, interest expense, intangible amortization, depreciation, acquisition and integration costs, acquired inventory step-up amortization, restructuring costs, goodwill impairment, impairment on long-lived assets, deal and transaction costs, and gain or loss on sale of businesses, but excluding acquisition operating income, with income tax expense added back) as a percentage of net sales and quantitatively measured strategic objectives, which more closely align the interests of management with the interests of our stockholders.

The performance metrics for incentive payments are established annually and reflect goals that are a stretch, but not so high that they require performance outside of what the Compensation Committee believes is reasonable or could motivate management to take actions that could subject us to unreasonable levels of risk. In addition, there are caps on how much performance-based compensation may be earned in a particular performance period, and the Board has adopted a policy for clawback of performance-based compensation that was paid out in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws. Furthermore, the Company maintains stock ownership guidelines for its executive officers, including the named executive officers, in order to promote a close alignment of the interests of those executive officers with those of Entegris stockholders. The Compensation Committee also maintains an ongoing dialogue with our management team to track progress on performance-based goals in order to foresee and avoid any excessive or inappropriate risk-taking that may otherwise be driven by a desire to maximize performance-based compensation.

Other Compensation

Benefits

We provide benefit programs to executive officers and to other employees. The following table generally identifies such benefit plans and identifies those U.S. employees who may be eligible to participate:

Benefit Plan	Executive Officers	Certain Managers	All Other Full Time Employees
401(k) Plan	✓	✓	✓
Medical/Dental Plans	✓	✓	✓
Life and Disability Insurance[1]	✓	✓	✓
Employee Stock Purchase Plan	✓	✓	✓
Supplemental Executive Retirement Plan (SERP)	✓	✓	Not Offered
Change of Control Agreements	✓	Not Offered	Not Offered

[1] All Entegris executive officers receive Company-paid long-term disability coverage that provides a monthly benefit of 60% of qualified salary to a maximum of $15,000 per month.

Personal Benefits

The Company does not offer the named executive officers perquisites other than relocation expenses and allowances made available to certain new hires or in accordance with the Company's mobility policies.

Retirement Plans

During 2023, Entegris offered retirement benefits to its U.S. employees through the tax-qualified Entegris, Inc. 401(k) Savings and Profit Sharing Plan, as amended (the "401(k) Plan"), which generally provides for an employer match for employee contributions. Executive officers participated in the 401(k) Plan on the same terms as those available for other eligible employees in the U.S. The 401(k) Plan provides a long-term savings vehicle that allows for pre-tax and/or post-tax Roth contributions by employees and tax-deferred earnings. During 2023, the Company made matching contributions to the 401(k) Plan equal to 100% of such employee contributions on the first 5% of eligible compensation, not to exceed the annual IRS limit.

In 2023, Entegris amended the 401(k) Plan for years beginning on or after January 1, 2024. As part of that amendment, the formula for the matching contributions was increased to 100% of an employee's contributions on the first 6% of eligible compensation, not to exceed the annual IRS limit.

In connection with the 401(k) Plan, we also maintain the Entegris, Inc. Supplemental Executive Retirement Plan ("SERP"), a non-qualified retirement plan. Under the SERP, certain senior executives, including the named executive officers, are allowed certain salary and cash bonus deferral benefits that would otherwise be lost by reason of restrictions imposed by the Internal Revenue Code of 1986, as amended (the "Code") limiting the amount of compensation which may be deferred under tax-qualified plans.

Compensation that may be deferred into the SERP includes employee and employer contributions that are in excess of the maximum contributions allowed under the terms of the 401(k) Plan. Participant accounts are credited with an investment return equivalent to that provided by the investment vehicles elected by the participant, which may be allocated among the same investment funds as are offered with respect to the 401(k) Plan accounts.

In 2023, Entegris amended the SERP for years beginning on or after January 1, 2024, to provide for an employer contribution of a fixed percentage of the employee's eligible compensation over IRS limits only if the employee maximizes his or her permissible contributions to the 401(k) Plan for the year. Payment of employer contributions and any investment earnings on them will be subject to the employee's compliance with restrictive covenants and the execution of a waiver and release at the time of termination. Participating employees will be allowed to receive payment of SERP benefits in a lump sum or two to ten annual installments, and participating employees will be allowed to elect in-service distributions of their employee contributions (but not employer contribution).

The individual participant balances in the 401(k) Plan and the SERP reflect a combination of: (1) the annual amount contributed by the Company or by the employee to the 401(k) Plan and the SERP; (2) the amounts being invested at the direction of the employee (the same investment choices are available to all participants); and (3) the continuing reinvestment of the investment returns until the accounts are paid out. This means that similarly situated employees, including the named executive officers, may have materially different account balances because of a combination of these factors. See the "Non-Qualified Deferred Compensation Table" below for more information on account balances and earnings under the SERP for the named executive officers.

Other Items

Stock Ownership Guidelines for Executive Officers

The Company maintains stock ownership guidelines for its executive officers, including the named executive officers, in order to ensure the continuation of the close alignment of the interests of those executive officers who are elected by the Board with those of Entegris stockholders. This alignment is a critical objective of the long-term incentive compensation discussed above. The guidelines provide that the Company's executive officers attain and maintain beneficial ownership of Entegris stock at the levels indicated in the below table. Determination of compliance with these guidelines is made as of January 31st of each year. For purposes of the stock ownership guidelines, beneficial ownership of Entegris stock includes direct holdings, holdings by immediate family members, shares held in 401(k) and employee stock ownership plans, unvested shares of restricted stock and restricted stock units. For purposes of complying with these guidelines, shares of the Company's common stock that executive officers have the right to acquire through the exercise of stock options (whether or not vested) and unearned performance share units are not included as shares owned by such executive officer.

Position	Minimum Ownership Level
Chief Executive Officer	6 times Base Salary
Executive Vice Presidents	4 times Base Salary
Chief Financial Officer	3 times Base Salary
Senior Vice Presidents	2 times Base Salary
Other Executive Officers	1 times Base Salary

In addition, the Board maintains stock ownership guidelines for directors. For more information, please see the "Corporate Governance — Compensation of Directors — Stock Ownership Guidelines for Directors" section of this Proxy Statement.

Anti-Hedging and Pledging Policy

During 2014, the Board adopted a policy against hedging, pledging and speculative transactions in the Company's stock. This policy covers directors, executive officers, employees and consultants and prohibits directly or indirectly engaging in any hedging or monetization transactions with respect to the Company's securities; pledging, hypothecating, or otherwise encumbering shares of the Company's common stock or other equity securities as collateral for indebtedness, or engaging in short-term or speculative transactions in the Company's securities, including short-term trading where the Company's securities are sold within six months following the purchase (or vice versa) and short sales of the Company's securities (i.e., the sale of a security that the seller does not own).

Clawback Policy

Effective as of October 2, 2023, the Board adopted a revised incentive compensation clawback policy aligned with updated Nasdaq listing rules implementing Exchange Act Rule 10D-1. The Clawback Policy requires the Company to recoup or "claw back" certain annual cash and long-term equity incentive compensation from covered executive officers in specified situations. The Company must recoup paid incentive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws, subject to certain exceptions. The Compensation Committee will, subject to certain exceptions, seek to recoup the difference between the incentive compensation paid and the lower amount that would have been paid based upon accurate information or restated financial results. In addition, the Company now includes a specific reference to this clawback right in its equity award agreements.

Management Development & Compensation Committee Report

The Management Development & Compensation Committee of the Company has reviewed and discussed the Compensation Discussion & Analysis as required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Management Development & Compensation Committee recommended to the Company's Board of Directors that the Compensation Discussion & Analysis be included in this Proxy Statement.

The information in this report of the Management Development & Compensation Committee shall not be deemed to be "soliciting material" "filed" with the SEC or subject to the liabilities of Section 18 of the Exchange Act and is not incorporated by reference into any filings of the Company with the SEC, irrespective of any general incorporation language contained in any such filing.

James F. Gentilcore, Chair
James R. Anderson
Yvette Kanouff

Management Development & Compensation Committee Interlocks and Insider Participation

The current members of the Management Development & Compensation Committee of the Board are James F. Gentilcore, Chair, James R. Anderson and Yvette Kanouff. No member of the Management Development & Compensation Committee was at any time during fiscal year 2023 an officer or employee of either the Company or of any subsidiary thereof, or was at any time formerly an officer of the Company, nor has any member of such committee had any relationship with Entegris requiring disclosure under Item 404 of Regulation S-K.

During fiscal year 2023, no executive officer of the Company served as a director or member of the compensation committee (or other committee serving an equivalent function) of any other entity, one of whose executive officers served as a director of or member of the Management Development & Compensation Committee of the Company.

Executive Compensation Tables

2023 Summary Compensation Table

The following table summarizes the reportable compensation of the named executive officers for the fiscal years ended December 31, 2023, 2022 and 2021, in accordance with Item 402(c) of Regulation S-K.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[5] ($)	Option Awards[6] ($)	Non-Equity Incentive Plan Compensation[7] ($)	All Other Compensation[8] ($)	Total ($)
Bertrand Loy	2023	1,000,000	—	8,027,272	3,105,097	1,149,200	124,121	13,405,690
President, Chief Executive Officer and	2022	1,000,000	—	6,847,314	2,625,240	1,448,750	149,843	12,071,147
Chair of the Board of Directors	2021	981,250	—	5,323,172	2,190,407	1,920,000	84,053	10,498,881
Linda LaGorga[1]	2023	317,308	—	2,483,722	899,942	215,393	231,081	4,147,446
Senior Vice President and Chief Financial Officer								
Daniel Woodland	2023	530,000	500,000 [4]	930,423	360,270	332,787	51,170	2,704,650
Senior Vice President and President, Materials Solutions	2022	264,192	—	2,399,933	—	210,867	26,996	2,901,988
Susan Rice	2023	468,750	—	1,163,190	450,203	293,930	48,617	2,424,690
Senior Vice President,	2022	441,250	—	860,581	330,198	417,240	50,530	2,099,799
Global Human Resources	2021	411,250	—	583,009	240,364	464,800	33,488	1,732,911
Joseph Colella	2023	471,250	—	1,124,379	435,169	259,896	38,232	2,328,926
Senior Vice President, General Counsel, Chief Compliance Officer and Secretary	2022	387,500	—	938,820	360,105	288,591	35,195	2,010,211
Gregory B. Graves[2]	2023	328,462	—	2,027,158	784,333	236,084	47,970	3,424,007
Former Executive Vice President and	2022	600,000	—	1,643,437	629,967	600,942	73,685	3,548,031
Chief Financial Officer	2021	565,000	—	1,385,169	570,343	775,200	51,589	3,347,301
Stuart A. Tison[3]	2023	442,500	—	1,205,256	574,499	259,875	39,496	2,521,626
Former Senior Vice President and President, Specialty Chemicals and Engineered Materials								

[1] Ms. LaGorga joined the Company on May 15, 2023.

[2] In connection with Mr. Graves' retirement as the Company's Chief Financial Officer and Treasurer effective July 7, 2023, the equity awards outstanding at the time of his retirement were treated in accordance with (i) the award terms and conditions; (ii) that certain Severance Protection Agreement between the Company and Mr. Graves and (iii) the Rule of 70, which generally provided for accelerated or continued vesting of the unvested portions of outstanding awards. In consideration of Mr. Graves' significant contributions to the growth of the Company during his tenure, the terms and conditions of the stock options awarded to him on January 31, 2023 were modified by the Compensation Committee to allow for the accelerated vesting of all unvested stock options (rather than continued vesting) on February 19, 2024, at no additional incremental accounting cost to the Company. Additionally, in connection with his retirement, Mr. Graves received continuation of medical and dental benefits for himself and his immediate family for a period of twenty-four (24) months.

[3] Mr. Tison retired from the Company effective December 31, 2023 and qualified for the Company's Rule of 70 policy adopted for awards granted in and after 2022. To align with the new policy, on July 25, 2023, his outstanding equity awards issued in 2020 and 2021 were modified by the Compensation Committee, in exchange for post-employment restrictive covenants and a release of claims, as follows: (i) unvested stock options will remain outstanding and continue to vest on their regularly scheduled vesting dates, (ii) unvested performance-based restricted stock units will remain outstanding and vest at the actual level of performance at the end of the applicable performance periods, and (iii) unvested restricted stock units would vest in connection with his retirement. As a result of this change, the increased value of these awards has been included in the Stock Awards and Option Awards for Mr. Tison. The value of the July 25, 2023 modification included above is $274,499 in Stock Options and $429,655 in Stock Awards. The value of Mr. Tison's 2023 equity awards excluding this modification is $300,000 in Stock Options and $775,601 in Stock Awards. Additionally, in connection with his retirement, Mr. Tison received continuation of medical and dental benefits for himself and his immediate family for a period of eighteen (18) months

[4] Represents the second portion of a retention bonus paid to Mr. Woodland. This bonus was paid pursuant the cash retention program established by CMC Materials in connection with Entegris' acquisition of CMC Materials. The terms of this retention award provided that 50% of the award would vest on the closing date of that acquisition and the remaining 50% would vest on the six-month anniversary of the closing date, subject to Mr. Woodland's continued employment in good standing through each such date.

(5) Amounts reflect: (i) the grant date fair value for awards of restricted stock units made pursuant to the Company's long-term incentive program in 2023, 2022 and 2021, determined in accordance with FASB ASC Topic 718 (for a discussion of the assumptions underlying these valuations, please see Note 17 to the Company's Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which accompanies this Proxy Statement); and (ii) the grant date fair value for performance share units awarded in 2023, 2022 and 2021, determined in accordance with FASB ASC Topic 718. Assuming the highest level of performance is achieved under the performance share units granted in 2023, the maximum grant date values of the performance share units, based on the closing price on the Nasdaq Stock Market of the Company's common stock on the last trading day of 2023 ($119.82) at the maximum calculated payout, is: (a) in the case of Mr. Loy – $9,249,967; (b) in the case of Ms. LaGorga – $2,357,673 ; (c) in the case of Mr. Woodland – $1,072,362; (d) in the case of Ms. Rice – $1,340,453; (e) in the case of Mr. Colella – $1,295,731; (f) in the case of Mr. Graves – $2,336,115; and (g) in the case of Mr. Tison – $893,715. For additional information with respect to awards made in fiscal year 2023, see the 2023 Grants of Plan-Based Awards and Outstanding Equity Awards at 2023 Fiscal Year End tables herein.

(6) Amounts consist of the grant date fair value, computed in accordance with FASB ASC Topic 718, with respect to stock option awards granted in 2023, 2022 and 2021. For a discussion of the assumptions underlying these valuations, please see Note 17 to the Company's Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which accompanies this Proxy Statement.

(7) Reflects the amounts payable under the Entegris Incentive Plan with respect to the Company's performance during the indicated fiscal year and were paid in the succeeding year.

(8) For 2023, amounts in this column consist of the following items, as discussed in the table below:

Name	Relocation[a]	401(k) Contributions[b]	SERP Contributions[c]	Life Insurance[d]	Short Term Disability[e]
Bertrand Loy	—	16,500	105,938	240	1,443
Linda LaGorga	214,421	16,500	—	160	—
Daniel Woodland	—	29,700	21,200	270	—
Susan Rice	—	16,500	29,050	240	2,827
Joseph Colella	—	16,500	21,492	240	—
Gregory B. Graves	—	16,500	29,970	140	1,360
Stuart A. Tison	—	16,500	20,325	240	2,431

(a) Represents relocation benefits paid to Ms. LaGorga in connection with her joining the Company on May 15, 2023. This amount includes a tax gross-up of $61,597, as provided by our relocation policy.

(b) Represents employer matching contributions under the Entegris, Inc. 401(k) Savings and Profit Sharing Plan (2017 Restatement). For Mr. Woodland, this amount represents the employer matching contributions under the CMC Materials, Inc. 401(k) Plan.

(c) Represents employer supplemental contributions to the Entegris, Inc. Supplemental Executive Retirement Plan. For Mr. Woodland, this amount represents the employer supplemental contributions under the CMC Materials, Inc. Supplemental Employee Retirement Plan.

(d) Represents the dollar value of group term life insurance premiums paid by the Company.

(e) Represents the dollar value of executive short-term disability premiums paid by the Company.

2023 Grants of Plan-Based Awards

During the fiscal year ended December 31, 2023, the following plan-based awards were granted to the named executive officers:

Name	Award Type	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards(#)[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	All Other Option Awards: Number of Securities Underlying Options (#)[4]	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Bertrand Loy	Entegris Incentive Plan	—	—	1,300,000	2,600,000	—	—	—	—	—	—	—
	Restricted Stock Units	1/31/2023	—	—	—	—	—	—	51,292	—	—	4,139,777
	Performance Share Units	1/31/2023	—	—	—	19,236	38,471	76,942	—	—	—	3,887,495
	Stock Options	1/31/2023	—	—	—	—	—	—	—	91,704	80.71	3,105,097
Linda LaGorga	Entegris Incentive Plan	—	—	243,658	487,315	—	—	—	—	—	—	—
	Restricted Stock Units	5/15/2023	—	—	—	—	—	—	13,096	—	—	1,199,986
	Performance Share Units	5/15/2023	—	—	—	4,911	9,822	19,644	—	—	—	1,283,735
	Stock Options	5/15/2023	—	—	—	—	—	—	—	22,876	91.63	899,942
Daniel Woodland	Entegris Incentive Plan	—	—	371,000	742,000	—	—	—	—	—	—	—
	Restricted Stock Units	1/31/2023	—	—	—	—	—	—	5,944	—	—	479,740
	Performance Share Units	1/31/2023	—	—	—	2,230	4,460	8,920	—	—	—	450,683
	Stock Options	1/31/2023	—	—	—	—	—	—	—	10,640	80.71	360,270
Susan Rice	Entegris Incentive Plan	—	—	332,500	665,000	—	—	—	—	—	—	—
	Restricted Stock Units	1/31/2023	—	—	—	—	—	—	7,432	—	—	599,837
	Performance Share Units	1/31/2023	—	—	—	2,788	5,575	11,150	—	—	—	563,354
	Stock Options	1/31/2023	—	—	—	—	—	—	—	13,296	80.71	450,203
Joseph Colella	Entegris Incentive Plan	—	—	294,000	588,000	—	—	—	—	—	—	—
	Restricted Stock Units	1/31/2023	—	—	—	—	—	—	7,184	—	—	579,821
	Performance Share Units	1/31/2023	—	—	—	2,695	5,389	10,778	—	—	—	544,558
	Stock Options	1/31/2023	—	—	—	—	—	—	—	12,852	80.71	435,169
Gregory B. Graves	Entegris Incentive Plan	—	—	267,063	534,126	—	—	—	—	—	—	—
	Restricted Stock Units	1/31/2023	—	—	—	—	—	—	12,952	—	—	1,045,356
	Performance Share Units	1/31/2023	—	—	—	4,858	9,716	19,432	—	—	—	981,802
	Stock Options	1/31/2023	—	—	—	—	—	—	—	23,164	80.71	784,333
Stuart A. Tison	Entegris Incentive Plan	—	—	315,000	630,000	—	—	—	—	—	—	—
	Restricted Stock Units	1/31/2023	—	—	—	—	—	—	4,956	—	—	399,999
	Performance Share Units	1/31/2023	—	—	—	1,859	3,717	7,434	—	—	—	375,603
	Stock Options	1/31/2023	—	—	—	—	—	—	—	8,860	80.71	300,000

Restricted Stock Units[5]	7/25/2023	—	—	—	—	—	—	942	—	—	99,277
Restricted Stock Units[5]	7/25/2023	—	—	—	—	—	—	1,324	—	—	139,536
Performance Share Units[5]	7/25/2023	—	—	—	—	1,984	—	—	—	—	190,841
Stock Options[5]	7/25/2023	—	—	—	—	—	—	—	2,658	55.72	154,749
Stock Options[5]	7/25/2023	—	—	—	—	—	—	—	3,184	98.11	119,750

[1] Awards under the Entegris Incentive Plan. See "– Compensation Discussion & Analysis – Short-Term Incentive Compensation" above.

[2] These stock awards are performance share units that provide the opportunity to earn shares of the Company's common stock based on the Company's TSR as compared with the TSR achieved by the companies that comprise the Philadelphia Semiconductor Index over the three-year period following the date of award. See "– Compensation Discussion & Analysis – Long-Term Incentive Compensation" above. The indicated grant date fair value of these stock awards at target is calculated in accordance with FASB ASC Topic 718, excluding estimated forfeitures. Performance share units include dividend equivalent rights under which amounts equivalent to any ordinary cash dividends declared by the Company during the vesting period will accrue and will become payable under the same vesting conditions and settlement terms as the underlying shares.

[3] These stock awards are grants of restricted stock units. The restricted stock units granted on January 31, 2023 vest ratably over four years on February 19th of 2024, 2025, 2026 and 2027, subject to continued employment or service. The restricted stock units granted on May 15, 2023, vest ratably over four years on May 15th of 2024, 2025, 2026 and 2027, subject to continued employment or service. The indicated grant date fair value of these stock awards is calculated in accordance with FASB ASC Topic 718, excluding estimated forfeitures. Restricted stock units include dividend equivalent rights under which amounts equivalent to any ordinary cash dividends declared by the Company during the vesting period will accrue and will become payable under the same vesting conditions and settlement terms as the underlying shares.

[4] The indicated awards are stock option grants with an exercise price equal to the closing price on the Nasdaq Stock Market of the Company's stock on the indicated date of grant. The stock option awards granted on January 31, 2023 vest ratably over four years on February 19th of 2024, 2025, 2026 and 2027, subject to continued employment or service. The stock option awards granted on May 15, 2023 vest ratably over four years on May 15th of 2024, 2025, 2026 and 2027, subject to continued employment or service. The indicated grant date fair value of these stock awards is calculated in accordance with FASB ASC Topic 718, excluding estimated forfeitures.

[5] Mr. Tison retired from the Company on December 31, 2023 and qualified for the Company's Rule of 70 policy adopted for awards granted in and after 2022. To align with the new policy, on July 25, 2023, his outstanding equity awards issued in 2020 and 2021 were modified to allow vesting upon his retirement. As a result of this change, the incremental fair value of these awards has been reflected in the table above.

Outstanding Equity Awards at 2023 Fiscal Year End

The following table lists the number of securities underlying stock options, restricted stock units and performance share awards outstanding as of December 31, 2023; there were no other awards designated in units or other rights outstanding as of the end of the fiscal year:

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable[1]	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock That Have Not Vested[2] (#)	Market Value of Shares of Stock That Have Not Vested[3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares That Have Not Vested[4] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares That Have Not Vested[3] ($)
Bertrand Loy	27,044	—	—	31.10	2/19/2025	—	—	—	—
	57,570	—	—	33.33	2/19/2026	—	—	—	—
	43,500	21,750	—	55.72	2/19/2027	—	—	—	—
	35,686	35,686	—	98.11	2/19/2028	—	—	—	—
	15,098	45,294	—	128.44	2/19/2029	—	—	—	—
	—	91,704	—	80.71	2/19/2030	—	—	—	—
	—	—	—	—	—	—	—	22,320	2,697,595
						—	—	20,437	2,465,111
	—	—	—	—	—	—	—	38,471	4,624,984
	—	—	—	—	—	7,717	935,146	—	—
	—	—	—	—	—	14,880	1,798,397	—	—
	—	—	—	—	—	20,436	2,464,990	—	—
	—	—	—	—	—	51,292	6,166,324	—	—
Linda LaGorga	—	22,876	—	91.63	5/15/2030	—	—	—	—
	—	—	—	—	—	—	—	9,822	1,178,836
	—	—	—	—	—	13,096	1,571,782	—	—
Daniel Woodland	17,477	—	—	50.85	12/5/2027	—	—	—	—
	17,674	—	—	55.88	12/6/2028	—	—	—	—
	12,656	—	—	70.03	12/5/2029	—	—	—	—
	—	10,640	—	80.71	2/19/2030	—	—	—	—
	12,667	—	—	79.97	12/3/2030	—	—	—	—
	10,564	—	—	77.55	12/6/2031	—	—	—	—
	—	—	—	—	—	—	—	4,460	536,181
	—	—	—	—	—	5,520	665,822	—	—
	—	—	—	—	—	19,518	2,350,358	—	—
	—	—	—	—	—	5,944	714,588	—	—

Name	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable[1]	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock That Have Not Vested[2] (#)	Market Value of Shares of Stock That Have Not Vested[3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares That Have Not Vested[4] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares That Have Not Vested[3] ($)
Susan Rice	8,660	—	—	31.10	2/19/2025	—	—	—	—
	17,716	—	—	33.33	2/19/2026	—	—	—	—
	9,720	3,240	—	55.72	2/19/2027	—	—	—	—
	3,916	3,916	—	98.11	2/19/2028	—	—	—	—
	1,899	5,697	—	128.44	2/19/2029	—	—	—	—
	—	13,296	—	80.71	2/19/2030	—	—	—	—
	—	—	—	—	—	—	—	2,444	295,382
	—	—	—	—	—	—	—	2,569	309,873
	—	—	—	—	—	—	—	5,575	670,227
	—	—	—	—	—	1,148	139,115	—	—
	—	—	—	—	—	1,630	197,002	—	—
	—	—	—	—	—	2,568	309,752	—	—
	—	—	—	—	—	7,432	893,475	—	—
Joseph Colella	3,916	3,916	—	98.11	2/19/2028	—	—	—	—
	2,071	6,213	—	128.44	2/19/2029	—	—	—	—
	—	12,852	—	80.71	2/19/2030	—	—	—	—
	—	—	—	—	—	—	—	2,444	295,382
	—	—	—	—	—	—	—	2,802	337,977
	—	—	—	—	—	—	—	5,389	647,866
	—	—	—	—	—	1,345	162,987	—	—
	—	—	—	—	—	825	99,974	—	—
	—	—	—	—	—	1,630	197,002	—	—
	—	—	—	—	—	2,802	337,977	—	—
	—	—	—	—	—	7,184	863,660	—	—
Gregory B. Graves	12,142	—	—	55.72	2/19/2027	—	—	—	—
	18,584	—	—	98.11	7/7/2027	—	—	—	—
	14,492	—	—	128.44	7/7/2027	—	—	—	—
	—	9,648	—	80.71	7/7/2027	—	—	—	—
	—	—	—	—	—	—	—	5,808	701,955
	—	—	—	—	—	—	—	4,905	591,641
	—	—	—	—	—	—	—	4,048	486,651
	—	—	—	—	—	5,396	648,707	—	—
Stuart A. Tison	9,489	—	—	33.33	2/19/2026	—	—	—	—
	5,316	2,658	—	55.72	2/19/2027	—	—	—	—
	3,184	3,184	—	98.11	2/19/2028	—	—	—	—
	1,338	4,014	—	128.44	2/19/2029	—	—	—	—
	—	8,860	—	80.71	2/19/2030	—	—	—	—
	—	—	—	—	—	—	—	1,984	239,786
	—	—	—	—	—	—	—	1,810	218,322
	—	—	—	—	—	—	—	3,717	446,858
	—	—	—	—	—	942	114,152	—	—
	—	—	—	—	—	1,324	160,019	—	—
	—	—	—	—	—	1,809	218,202	—	—
	—	—	—	—	—	4,956	595,810	—	—

(1) These options vest as follows in the order in which the options are listed in the above table:

Vesting Date	Grant Date	Bertrand Loy	Linda LaGorga	Daniel Woodland	Susan Rice	Joseph Colella	Gregory B. Graves	Stuart A. Tison
February 19, 2024	February 4, 2020	21,750	—	—	3,240	—	—	2,658
	February 2, 2021	17,843	—	—	1,958	1,958	—	1,592
	February 1, 2022	15,098	—	—	1,899	2,071	—	1,338
	January 31, 2023	22,926	—	2,660	3,324	3,213	9,648	2,215
May 15, 2024	May 15, 2023	—	5,719	—	—	—	—	—
February 19, 2025	February 2, 2021	17,843	—	—	1,958	1,958	—	1,592
	February 1, 2022	15,098	—	—	1,899	2,071	—	1,338
	January 31, 2023	22,926	—	2,660	3,324	3,213	—	2,215
May 15, 2025	May 15, 2023	—	5,719	—	—	—	—	—
February 19, 2026	February 1, 2022	15,098	—	—	1,899	2,071	—	1,338
	January 31, 2023	22,926	—	2,660	3,324	3,213	—	2,215
May 15, 2026	May 15, 2023	—	5,719	—	—	—	—	—
February 19, 2027	January 31, 2023	22,926	—	2,660	3,324	3,213	—	2,215
May 15, 2027	May 15, 2023	—	5,719	—	—	—	—	—

(2) Restrictions on the indicated restricted stock units lapse as follows in the order in which the awards are listed in the above table:

Vesting Date	Grant Date	Bertrand Loy	Linda LaGorga	Daniel Woodland	Susan Rice	Joseph Colella	Gregory B. Graves	Stuart A. Tison
December 31, 2023	February 4, 2020	—	—	—	—	—	—	942
	February 2, 2021	—	—	—	—	—	—	1,324
	February 1, 2022	—	—	—	—	—	—	1,809
February 19, 2024	February 4, 2020	7,717	—	—	1,148	1,345	—	—
	February 2, 2021	7,440	—	—	815	815	—	—
	February 1, 2022	6,812	—	—	856	934	—	—
	January 31, 2023	12,823	—	1,486	1,858	1,796	1,349	1,239
May 15, 2024	April 28, 2020	—	—	—	—	825	—	—
	May 15, 2023	—	3,274	—	—	—	—	—
August 15, 2024	July 6, 2022	—	—	6,506	—	—	—	—
September 30, 2024	December 6, 2021	—	—	5,520	—	—	—	—
February 19, 2025	February 2, 2021	7,440	—	—	815	815	—	—
	February 1, 2022	6,812	—	—	856	934	—	—
	January 31, 2023	12,823	—	1,486	1,858	1,796	1,349	1,239
May 15, 2025	May 15, 2023	—	3,274	—	—	—	—	—
August 15, 2025	July 6, 2022	—	—	6,506	—	—	—	—
February 19, 2026	February 1, 2022	6,812	—	—	856	934	—	—
	January 31, 2023	12,823	—	1,486	1,858	1,796	1,349	1,239
May 15, 2026	May 15, 2023	—	3,274	—	—	—	—	—
August 15, 2026	July 6, 2022	—	—	6,506	—	—	—	—
February 19, 2027	January 31, 2023	12,823	—	1,486	1,858	1,796	1,349	1,239
May 15, 2027	May 15, 2023	—	3,274	—	—	—	—	—

(3) The indicated value is calculated using the closing price on the Nasdaq Stock Market of the Company's common stock on the last trading day of 2023 ($119.82). The indicated value includes any dividend accrued through December 31, 2023 with respect to the unvested shares. The indicated value includes aggregate dividend equivalents payable in cash upon vesting of the underlying awards for performance share units and restricted stock units in the amount of: (a) in the case of Mr. Loy – $117,787; (b) in the case of Ms. LaGorga – $4,584; (c) in the case of Mr. Woodland – $20,288; (d) in the case of Ms. Rice – $15,111; (e) in the case of Mr. Colella – $16,701; (f) in the case of Mr. Graves – $13,742; and (g) in the case of Mr. Tison – $11,086.

(4) The performance share units provide the opportunity to earn shares of the Company's common stock on a scale of from 0% to 200% of the number of units originally granted, plus any accrued dividends, based on the Company's TSR as compared with the TSR achieved by the companies that comprise the Philadelphia Semiconductor Index over a three-year performance period and are fully vested when earned. The shares indicated are based on the Company achieving target performance goals. See "– Compensation Discussion & Analysis – Long-Term Incentive Compensation" above.

2023 Option Exercises and Stock Vested

The following table provides information regarding stock options exercised by, and the number of shares of stock vested with respect to, the named executive officers during the fiscal year ended December 31, 2023:

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise[1] ($)	Number of Shares Acquired on Vesting[2] (#)	Value Realized on Vesting[3] ($)
Bertrand Loy	—	—	72,979	$6,523,685
Linda LaGorga	—	—	—	—
Daniel Woodland	—	—	11,371	$1,093,609
Susan Rice	—	—	7,321	$631,727
Joseph Colella	—	—	6,816	$595,199
Gregory B. Graves	10,123	$746,549	19,720	$1,700,438
Stuart A. Tison	—	—	5,732	$494,551

[1] Value realized upon exercise of option awards is based on the difference between the exercise price and the closing price on the Nasdaq Stock Market of the Company's stock on the date of exercise (or sale price if the shares were sold on the date of exercise).

[2] Represents restricted stock units and performance share units that vested during the fiscal year.

[3] Value realized on vesting of stock awards is based on the closing value of the Company's common stock on the date of vesting plus the dollar value of dividend equivalents payable upon vesting of the underlying award.

Nonqualified Deferred Compensation

Pursuant to the SERP, certain executives, including the named executive officers, may defer eligible compensation in excess of the maximum amount allowed under the terms of the Company's 401(k) Plan. Deferral elections are made by eligible executives each year for amounts to be contributed. Compensation that may be deferred into the SERP includes employee and employer contributions that are in excess of the maximum amount allowed under the terms of the 401(k) Plan. Payment of distributions to the participant under the SERP may be made only upon the retirement, death, disability or other termination of employment with the Company and shall generally be paid in a lump sum six months following the date of such termination. No distributions from the SERP may be made to a participant while still employed by Entegris. Participants are 100% vested with respect to employee and employer contributions. Participant accounts under the SERP are credited with an investment return equivalent to that provided by the investment vehicles elected by the participant, which may be allocated among the same investment funds as are offered with respect to the 401(k) Plan accounts.

2023 Nonqualified Deferred Compensation Table

The following table lists the deferred contributions by the named executive officers, by the Company for the benefit of the named executive officers and the aggregate earnings, withdrawals and account balances for the named executive officers during the fiscal year ended December 31, 2023 under the SERP:

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY[1] ($)	Aggregate Earnings in Last FY[2] ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE[3] ($)
Bertrand Loy	70,000	105,938	582,063	—	3,575,415
Linda LaGorga	—	—	—	—	—
Daniel Woodland	—	21,200	40,056	—	232,789
Susan Rice	234,375	29,050	89,931	—	501,268
Joseph Colella	—	21,492	5,655	—	46,947
Gregory B. Graves	16,423	29,970	70,410	—	1,276,702
Stuart B. Tison	88,500	20,325	87,869	—	604,050

(1) The employer contribution reflected in this column is established by an offset formula which includes contributions to the employee's 401(k) account in the calculation of the employer contribution under this non-qualified retirement plan. The amounts listed for each of the named executive officers in this column are detailed with respect to each named executive officer in footnote 8 to the Summary Compensation Table above in clause (c) of that footnote.

(2) The amounts listed for each of the named executive officers in this column are determined by the size of the non-qualified retirement plan account of the respective named executive officers and by their respective investment elections under the SERP from among the same investment funds that are offered under the Company's 401(k) Plan.

(3) The amounts in this column represent the fully vested balance as of December 31, 2023 and include amounts deferred in previous years. These amounts include contributions reported in the Summary Compensation Table for years 2021 and 2022, respectively, as follows: Mr. Loy, $68,688 and $130,750, respectively; Mr. Woodland, $21,786 in 2022; Ms. Rice, $15,497 and $30,053, respectively; and Mr. Graves, $33,900 and $53,510, respectively. The amount listed for Mr. Graves could not be distributed to him until six months after his retirement.

Employment Agreements

In connection with his promotion to Chief Executive Officer in 2012, the Company entered into an Executive Employment Agreement with Mr. Loy employing him as President and Chief Executive Officer (the "CEO Agreement"). As of December 31, 2023, under the CEO Agreement, Mr. Loy receives a base salary of $1,000,000 per year and variable compensation pursuant to the EIP at a target performance equal to 130% of base salary. Mr. Loy is eligible to participate in the Company's long-term incentive compensation program and to receive equity awards from time to time as determined by the Board. The CEO Agreement is subject to annual automatic renewal unless the Board sends notice of non-renewal sixty (60) days prior to expiration of the renewal term. In addition, the Company has entered into an Executive Change in Control Termination Agreement with each named executive officer, as described under "Potential Payments upon Termination or Change in Control" below. Please see that discussion for a detailed description of the terms of these agreements.

Potential Payments Upon Termination or Change In Control

There are currently in effect Executive Change in Control Termination Agreements with each of Mr. Loy, Ms. LaGorga, Mr. Woodland, Ms. Rice and Mr. Colella to provide them with certain severance benefits in the event of a "Change in Control" of Entegris. In general, a Change in Control shall be deemed to have occurred (1) when any person becomes the beneficial owner, directly or indirectly, of 30% or more of the Company's then outstanding common stock, (2) if those members who constituted a majority of the Board cease to be so or (3) if an agreement for the merger or other acquisition of the Company is consummated. If during the two-year period following a Change in Control the executive's employment is terminated by the Company without cause (as defined in the agreement – generally gross dereliction of duty, fraud, embezzlement or theft, material breach of fiduciary duty or certain non-competition, non-solicitation and confidentiality obligations, or conviction of a felony or crime involving moral turpitude) or if the executive terminates employment for "good reason" (as defined in the agreement – generally certain adverse changes to the terms or conditions of the executive's employment), a so-called "double trigger," then the executive will become immediately entitled to:

(i) payment of all unpaid compensation and expenses earned or incurred prior to the date of termination;

(ii) a lump-sum severance payment equal to the sum of two times (or, in the case of Mr. Loy, three times) the executive's base salary plus two times (or, in the case of Mr. Loy, three times) the greater of the highest annual bonus during the three years prior to termination or target bonus for the year of termination;

(iii) medical, dental and life insurance benefits for the executive and the executive's family members for a period of two years (or, in the case of Mr. Loy, three years) following the date of termination;

(iv) immediate vesting of all unvested equity awards, and, in the case of stock options, the ability to exercise stock options for a period of up to one year following such termination (or, if earlier, until the expiration date of the options); and

(v) up to $15,000 of outplacement services.

Estimate of Change in Control Severance Benefits. The following table estimates potential payments following a change in control if our named executive officers were terminated by us without "cause" or if the named executive officer terminated "for good reason" on December 31, 2023:

Name	Salary ($)	Cash Incentive Compensation Payment[1] ($)	Insurance and other Benefits[2] ($)	Net Value of Acceleration of Vesting of In-The Money Options[3] ($)	Aggregate Value of Acceleration of Vesting of Restricted Stock, Restricted Stock Units and Performance Share Units[4] ($)	Total ($)
Bertrand Loy	3,000,000	5,760,000	74,981	5,755,462	21,152,547	35,742,990
Linda LaGorga	1,100,000	770,000	26,354	644,874	2,750,618	5,291,847
Daniel Woodland	1,060,000	742,000	53,723	416,130	4,266,949	6,538,803
Susan Rice	950,000	942,840	40,539	812,707	2,814,825	5,560,911
Joseph Colella	980,000	588,000	26,614	587,658	2,942,825	5,125,098

[1] For Mr. Loy and Ms. Rice the amounts are based upon the cash incentive compensation paid with respect to 2021 and 2022, respectively; for Ms. LaGorga, Mr. Woodland and Mr. Colella the amount is based upon current target annual incentive.

[2] Reflects the premiums to be paid by the Company to provide the named executive officer with health and dental benefits substantially similar to those they were receiving as of December 31, 2023 (with an assumed 5% premium increase per year on medical insurance), the premiums to be paid by the Company to provide the named executive officer with continuation of group term life insurance and the cost paid by the Company for the outplacement allowance referred to above.

[3] Reflects the net value of in-the-money unvested stock options based on the closing price on the Nasdaq Stock Market of the Company's stock on the last trading day of 2023 ($119.82).

[4] Reflects the value of restricted stock units and performance share units, which are calculated assuming the Company achieves target performance, as of December 31, 2023, valued based on the closing price on the Nasdaq Stock Market of the Company's stock on the last trading day of 2023 ($119.82), plus accrued dividends. The value of accrued dividends is: (a) in the case of Mr. Loy – $117,787; (b) in the case of Ms. LaGorga – $4,584; (c) in the case of Mr. Woodland – $20,288; (d) in the case of Ms. Rice – $15,111; and (e) in the case of Mr. Colella – $16,701.

The change in control agreements also include a confidentiality covenant and two-year post-termination non-competition and non-solicitation covenants by each named executive officer (or, in the case of Mr. Loy, three years).

Severance Benefits in Connection with Termination. As described above in "Executive Compensation Tables — Employment Agreements," Mr. Loy has an agreement with the Company that provides for severance benefits in the event he is terminated by us as described below.

In the event that Mr. Loy's employment is terminated by the Board without cause as defined in the CEO Agreement (generally, conviction of or plea of no contest to certain felonies, an ongoing failure to perform his duties, gross negligence, dishonesty, willful malfeasance or gross misconduct in connection with his employment, or willful failure to follow lawful directives) or by Mr. Loy for "good reason" as defined in the CEO Agreement (generally, removal from office, material diminution of his duties, authority or compensation, material relocation, breach of the CEO Agreement by the Company, or failure to require a successor corporation to assume the CEO Agreement), or if the Company elects not to renew the CEO Agreement, then Mr. Loy is entitled to accrued but unpaid compensation; a severance benefit of salary continuation for a period of two (2) years following termination, which, assuming a termination date of December 31, 2023, would be $2,000,000; outplacement services of up to $15,000; the continuation of health and dental benefits for Mr. Loy and his immediate family for the entirety of such severance pay period, which, assuming a termination date of December 31, 2023, would have a value of $39,023, calculated in the same manner as the "Insurance and other Benefits" column in the table in "Potential Payments upon Termination or Change in Control" above; and all equity awards outstanding as of the date of termination will continue to vest in accordance with each award's original vesting schedule and vested awards will continue to be exercisable during such severance period and for a period of 90 days thereafter, which, assuming a termination date of December 31, 2023, would have a value of $26,908,009 calculated in the same manner as the "Net Value of Acceleration of Vesting of In-The-Money Options" and "Aggregate Value of Acceleration of Vesting of Restricted Stock, Restricted Stock Units and Performance Share Units" columns in the table in "Potential Payments upon Termination or Change in Control" above. In the event that Mr. Loy's employment is terminated by reason of death or disability, then all unvested equity awards outstanding as of the date of such termination vest, the value of which, assuming a termination date of December 31, 2023, is shown in the "Net Value of Acceleration of Vesting of In-The-Money Options" and "Aggregate Value of Acceleration of Vesting of Restricted Stock, Restricted Stock Units and Performance Share Units" columns in the table in "Potential Payments upon Termination or Change in Control" above, and Mr. Loy or his representative have a period of one year following termination to exercise vested stock options. In addition, the CEO Agreement imposes non-competition, non-solicitation and confidentiality covenants on Mr. Loy, which continue for the duration of the above-referenced severance period. As a condition to the continued receipt of benefits, Mr. Loy must, among other things, execute a release of claims against the Company, comply with his contractual obligations to the Company, cooperate with the Company in certain proceedings, not disparage the Company and return all Company property.

Treatment of Equity Awards in Connection with a Change in Control or Certain Other Terminations. With respect to performance share units, if the awards held by executives are assumed or continued in connection with a Change in Control, performance would be determined based on actual performance through the consummation of a Change in Control and the awards would continue to vest following such Change in Control based on continued service through the end of the performance period, except that if the executive is terminated without cause or resigns with good reason during the 24 months following the Change in Control, the award would generally vest "double-trigger" upon such termination. If performance share units are not assumed or continued in connection with a Change in Control, awards held by executives would generally vest upon the consummation of the Change in Control, with performance determined based on actual performance through the consummation of the Change in Control. For performance share units granted prior to 2022, if, prior to a Change in Control, an executive dies, becomes permanently disabled or retires at age 65 with ten consecutive years of employment, the executive would generally be entitled to receive the performance shares to the extent earned at the end of the three-year performance period (or, if earlier, a Change in Control), but the amount payable would be prorated for the executive's period of employment.

With respect to restricted stock units and stock options, if the awards are assumed or continued in connection with a Change in Control, the awards would generally vest "double-trigger" upon the executive's termination without cause, or upon the executive's resignation for good reason within 24 months after the Change in Control, and any such options would be exercisable for 24 months after termination (or, if earlier, until expiration of the option). If such restricted stock units and stock options held by executives are not assumed or continued in connection with a Change in Control, the awards would generally vest upon the consummation of the Change in Control. In addition, in the event of a "covered transaction" (which is generally defined as (i) a consolidation or merger in which Entegris is not the surviving corporation or which results in the acquisition of all of Entegris' common stock by a single person or entity or group of persons acting in concert, (ii) a sale or transfer of all or substantially all of Entegris' assets, or (iii) a dissolution or liquidation of Entegris), outstanding restricted stock units and stock options would vest in full upon the consummation of the covered transaction. Further, for restricted stock units and stock options granted prior to 2022, if an executive retires with the consent of the administrator, restricted stock units would generally vest upon retirement, and options would remain exercisable for four years (or, if earlier, until expiration of the option) and would continue to vest during such period.

In the event that an executive officer retires and is eligible for the Rule of 70 provision in the equity awards granted in 2022 and after, then, subject to continued compliance with post-termination restrictive covenants and the execution and non-revocation of a release of claims in favor of the Company, each outstanding and unvested (i) stock option will continue to vest and become exercisable in accordance with the regular time-based vesting schedule, (ii) restricted stock unit will vest as of the date of the qualifying retirement, and (iii) performance share unit will remain outstanding and vest at the actual level of performance at the end of the applicable performance period.

The value of acceleration of vesting for the named executive officers in the foregoing scenarios would generally be the same as the amounts set forth in the "Net Value of Acceleration of Vesting of In-The-Money Options" and "Aggregate Value of Acceleration of Vesting of Restricted Stock, Restricted Stock Units and Performance Share Units" columns in the table in "Potential Payments upon Termination or Change in Control" above, assuming the occurrence of a Change in Control and termination of employment on December 31, 2023 or the death, permanent disability or retirement of the executive on that date (with shares valued based on the closing price on the Nasdaq Stock Market of the Company's stock on the last trading day of 2023 ($119.82), except that no performance share units would vest upon retirement because none of our named executive officers satisfied the minimum retirement age as of December 31, 2023.

CEO Pay Ratio

For purposes of calculating the CEO pay ratio required by Item 402(u) of Regulation S-K, we must determine the identity of our median employee and, in some cases, we are permitted to calculate our pay ratio for subsequent years using the same median employee. We most recently selected our median employee as of December 31, 2022. We believe that, since that date, there has been no significant change to the Company's employee population or compensation arrangements, and the circumstances of the median employee as of that date have not changed in any material respect. Accordingly, there have been no changes that the Company reasonably believes would significantly affect our pay ratio disclosure. As a result, we are using the same median employee for the calculation of the 2023 CEO pay ratio as we did for the 2022 CEO pay ratio. In 2022, to determine the pay ratio required by Item 402(u) of Regulation S-K, the Company first identified the median employee using our global employee population as of December 31, 2022, which included all global full-time, part-time, temporary, and seasonal employees that were employed on that date. The Company used "gross wages paid" as the consistently applied compensation measure across its global employee population, measured from January 1 through December 31, 2022, to calculate the median employee compensation. The Company annualized the compensation for any full-time and part-time employees that it hired in 2022 and that were employed on December 31, 2022. The Company determined this median employee's annual total compensation for 2023 using the Summary Compensation Table methodology as detailed in Item 402(c)(2)(x) of Regulation S-K, and compared it to the total compensation of our CEO, as detailed in the Summary Compensation Table for 2023, to arrive at the pay ratio disclosed below. The Company's median employee's 2023 annual total compensation was approximately $70,128, and the Company's CEO's 2023 annual total compensation was $13,405,690. As a result, pursuant to Item 402(u) of Regulation S-K, the Company's 2023 CEO to median employee pay ratio is approximately 191:1.

Pay Versus Performance

The following table reports the compensation of our Principal Executive Officer ("PEO") and the average compensation of the other Named Executive Officers ("non-PEO NEOs") as reported in the Summary Compensation Table for the past four fiscal years, as well as their "compensation actually paid" as calculated pursuant to recently adopted SEC rules and certain performance measures required by the rules.

| | | | | | Value of Initial Fixed $100 Investment Based on: | | | |
Year[1]	Summary Compensation Table Total for PEO[2] ($)	Compensation Actually Paid to PEO[3] ($)	Average Summary Compensation Table Total for Non-PEO Named Executive Officers[2] ($)	Average Compensation Actually Paid to Non-PEOs Named Executive Officers[4] ($)	Total Shareholder Return ($)	Peer Group Total Shareholder Return[5] ($)	Net Income ($ in Millions)	Adjusted EBITDA as a Percentage of Net Sales[6]
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2023	13,405,690	32,727,950	2,925,224	4,304,294	243.04	238.72	180.7	26.7%
2022	12,071,147	(14,955,812)	4,032,331	(1,180,462)	132.44	142.94	208.9	29.7%
2021	10,498,881	28,998,082	2,531,346	6,304,090	278.79	219.50	409.1	30.4%
2020	10,185,801	30,833,487	2,032,973	6,664,122	192.83	153.66	295.0	29.2%

[1] The PEO and non-PEO NEOs for the applicable years were as follows:

2023: Mr. Loy served as our PEO; Ms. LaGorga, Mr. Woodland, Ms. Rice, Mr. Colella, Mr. Graves and Mr. Tison served as our non-PEO NEOs.

2022: Mr. Loy served as our PEO; Mr. Graves, Mr. Edlund, Ms. Rice, Mr. Colella and Mr. Woodland served as our non-PEO NEOs.

2021: Mr. Loy served as our PEO; Mr. Graves, Mr. Edlund, Ms. Rice and Mr. Haris served as our non-PEO NEOs.

2020: Mr. Loy served as our PEO; Mr. Graves, Mr. Edlund, Ms. Rice and Mr. Haris served as our non-PEO NEOs.

[2] The Summary Compensation Table totals reflected are as reported for the PEO and the average of the non-PEO NEOs for each of the years shown.

[3] *PEO - Compensation Actually Paid*

The amounts in the following table represent each of the amounts deducted and added to the equity award values for the PEO for the applicable year for purposes of computing the "compensation actually paid" amounts appearing in column (c) of the Pay Versus Performance table:

Year	Summary Compensation Table Total for PEO ($)	Value of Summary Compensation Table Stock Awards and Option Awards ($)	Year-End Fair Value of Equity Awards Granted During Applicable Year that Remain Unvested as of Year-End ($)	Change in Fair Value as of Year-End of Any Prior Year Awards that Remain Unvested as of Year-End ($)	Change in Fair Value as of the Vesting Date of Any Prior Year Awards that Vested During Applicable Year ($)	Compensation Actually Paid ($)
2023	13,405,690	(11,132,369)	18,504,501	8,861,419	3,088,709	32,727,950
2022	12,071,147	(9,472,554)	3,338,027	(19,164,110)	(1,728,323)	(14,955,812)
2021	10,498,881	(7,513,579)	12,131,903	12,448,578	1,432,299	28,998,082
2020	10,185,801	(7,615,713)	14,455,226	(2,147,538)	15,955,710	30,833,487

[4] Average non-PEO NEO Compensation Actually Paid

The amounts in the following table represent each of the amounts deducted and added to the equity award values for the non-PEO NEOs for the applicable year for purposes of computing the "compensation actually paid" amounts appearing in column (e) of the Pay Versus Performance table:

Year	Average Summary Compensation Table Total for Non-PEO Named Executive Officers ($)	Average Value of Summary Compensation Table Stock Awards and Option Awards ($)	Average Year-End Fair Value of Equity Awards Granted During Applicable Year that Remain Unvested as of Year-End ($)	Average Change in Fair Value as of Year-End of Any Prior Year Awards that Remain Unvested as of Year-End ($)	Average Change in Fair Value as of the Vesting Date of Any Prior Year Awards that Vested During Applicable Year ($)	Average Compensation Actually Paid to Non-PEO Named Executive Officers ($)
2023	2,925,224	(2,073,091)	2,621,341	737,908	92,912	4,304,294
2022	4,032,331	(3,178,153)	901,518	(2,611,814)	(324,344)	(1,180,462)
2021	2,531,346	(1,428,038)	2,305,895	2,487,675	407,212	6,304,090
2020	2,032,973	(1,023,726)	2,305,459	(858,487)	4,207,903	6,664,122

[5] The peer group for each listed fiscal year consists of the companies listed in the Philadelphia Semiconductor Index TSR effective as of December 31, 2023.

[6] The Company has identified adjusted EBITDA as a percentage of net sales as our company-selected measure, as it represents the most important financial performance measure used to link compensation actually paid to the PEO and the non-PEO NEOs in 2023 to the Company's performance. See Appendix A for more information on the Company's use of non-GAAP metrics, including GAAP to non-GAAP reconciliations.

Relationship Between Pay and Performance

Compensation Actually Paid versus Company Performance. The graphs below illustrate the relationship between compensation actually paid and Entegris' financial performance.

COMPENSATION ACTUALLY PAID VS. TSR (COMPANY TSR & PEER GROUP TSR)



COMPENSATION ACTUALLY PAID VS. NET INCOME



COMPENSATION ACTUALLY PAID VS. ADJUSTED EBITDA AS A PERCENTAGE OF NET SALES



Entegris and Philadelphia Semiconductor Index TSR

The following graphic compares the cumulative total stockholder return ("TSR") on our common stock from December 31, 2019 through December 31, 2023 with the cumulative total return of the Philadelphia Semiconductor Index, assuming $100 was invested at the close of trading December 31, 2019 in our common stock and the Philadelphia Semiconductor Index and that all dividends are reinvested.



Tabular List of Financial Performance Measures

Entegris considers the following to be the most important financial performance measures it uses to link actual compensation paid to its NEOs, for 2023, to Company performance.

- Relative TSR
- Revenue Growth in excess of our markets
- Adjusted EBITDA as a Percentage of Net Sales
- Inventory Velocity Improvement
- On-time Shipment Performance

PROPOSAL 3
Approval of the Entegris, Inc. 2024 Employee Stock Purchase Plan (ESPP)

 The Board recommends that the stockholders vote **FOR** the approval of the ESPP.

The stockholders of the Company are being asked to approve the Entegris, Inc. 2024 Employee Stock Purchase Plan (the "ESPP"). The Board has approved the ESPP, subject to the approval of the stockholders of the Company. If approved by the Company's stockholders, the ESPP will serve as the successor to the Company's Amended and Restated Employee Stock Purchase Plan (the "Prior ESPP") and will become effective immediately following the last purchase date made under the offering period in effect under the Prior ESPP, and no additional shares of common stock may be purchased under the Prior ESPP after the date the ESPP becomes effective. The ESPP is a broad-based plan that provides employees of the Company and certain designated subsidiaries and affiliates with the opportunity to become Company stockholders through voluntary periodic contributions that are applied towards the purchase of common stock of the Company (referred to herein as "shares") at a discount from the then-current market price on the Nasdaq Stock Market.

The Prior ESPP was adopted by the Board on February 25, 2016. The Prior ESPP currently authorizes the purchase of up to 6,000,000 shares, of which 898,676 shares remain available for purchase as of March 8, 2024. The Board believes that the continued ability to offer this type of program is an important recruiting and retention tool for the Company to attract, motivate and retain the talented employees and officers needed for our success. In addition, the ESPP encourages stock ownership by employees and aligns the interests of employees and stockholders. If approved by the stockholders, a total of 1,700,000 shares, plus the number of shares that were not issued under the Prior ESPP as of the date the ESPP becomes effective, will be made available for purchase under the ESPP. The total number of shares available for purchase under the ESPP should be sufficient to meet expected purchases under the ESPP over the next ten years, depending on the Company's share price on the Nasdaq Stock Market and enrollment in the ESPP.

Approval of Proposal 3 requires the affirmative vote of a majority of the voting power of the shares of Entegris common stock present at the Annual Meeting in person or represented by proxy and entitled to vote.

The Board recommends that our stockholders vote **FOR** the approval of the ESPP.

Summary of Material Provisions of the ESPP

The principal features of the ESPP are summarized below, but the summary is qualified in its entirety by reference to the full text of the ESPP. A copy of the ESPP is attached to this Proxy Statement as Appendix B and is incorporated herein by reference. For purposes of this Proposal 3, "Administrator" means the Compensation Committee or, subject to applicable laws, a subcommittee of the Compensation Committee or one or more of the Company's officers or management team or other persons appointed by the Board or the Compensation Committee to administer the ESPP.

General

The purchase rights granted under the ESPP are intended to be treated as either (i) for U.S. participants, granted under an "employee stock purchase plan," as that term is defined in Section 423 of the Code (a "423 Offering"), or (ii) for non-U.S. participants, granted under an employee stock purchase plan that is not subject to the requirements of Section 423 of the Code (a "Non-423 Offering"). The Administrator has discretion to grant purchase rights under either a 423 Offering or a Non-423 Offering.

Shares Subject to ESPP and Adjustments upon Changes in Capitalization

A total of 2,598,676 shares, which is an aggregate number of shares equal to the sum of (i) 1,700,000 shares, plus (ii) the number of shares that are reserved for issuance under the Prior Plan, but have not been issued as of the date the ESPP becomes effective, will be initially authorized and reserved for issuance under the ESPP. Such shares may be authorized but unissued shares, treasury shares or shares purchased on the open market. If any purchase right granted under the ESPP terminates for any reason without having been exercised, the shares not purchased under such purchase right shall again become available for issuance under the ESPP.

In the event of certain capitalization events affecting the shares subject to the ESPP or subject to any purchase right after the date the ESPP is adopted by the Board, the Administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the ESPP, will, in such manner as it may deem equitable, adjust the number and class of shares that may be delivered under the ESPP, the purchase price per share, the class and the number of shares covered by each purchase right under the ESPP that has not yet been exercised, and any limitations related to shares imposed under the ESPP.

Eligibility

Generally, any individual who is an employee providing services to the Company or a designated subsidiary or affiliate on a given enrollment date is eligible to participate in the ESPP and may participate by submitting a subscription form to the Company under procedures specified by the Administrator.

However, the Administrator, in its discretion may determine on a uniform basis for an offering period that employees will not be eligible to participate if they: (i) are not employed by the Company or a designated subsidiary or affiliate on the first day of the month preceding the month during which the offering begins, (ii) customarily work 20 hours or less per week, (iii) customarily work five months or less per calendar year, or (iv) are an officer or subject to the disclosure requirements of Section 16(a) of the U.S. Securities Exchange Act of 1934, as amended. An individual is not eligible if they are performing services for the Company or a designated subsidiary or affiliate under an independent contractor or consulting agreement. A participant's enrollment election will remain in effect for subsequent offering periods unless modified in accordance with the terms of the ESPP or unless the participant's participation in the ESPP terminates due to a withdrawal or termination of employment. As of March 8, 2024, approximately 7,800 employees, including all twelve (12) executive officers, were eligible to participate in the ESPP if the subsidiaries for whom such employees work were designated by the Administrator as participating subsidiaries under the ESPP.

No employee is eligible for the grant of any purchase rights under the ESPP if, immediately after such grant, the employee would own shares possessing 5% or more of the total combined voting power or value of all classes of shares of the Company or of any subsidiary of the Company (including any shares which such employee may purchase under all outstanding purchase rights), nor will any employee be granted purchase rights under a 423 Offering to buy more than $25,000 worth of shares (determined based on the fair market value of the shares on the date the purchase rights are granted) under the ESPP in any calendar year such purchase rights are outstanding.

Eligible employees who are citizens or resident of a jurisdiction outside the United States may be excluded from participation in the ESPP if their participation is prohibited under local laws or if complying with local laws would cause a 423 Offering to fail to qualify under Section 423 of the Code. In the case of a Non-423 Offering, eligible employees may be excluded from participation in the ESPP or an offering if the Administrator has determined that participation of such eligible employees is not advisable or practicable for any reason.

Offering Periods

Initially, the ESPP will be implemented by consecutive offering periods with a new offering period commencing on the first trading date of the relevant offering period and terminating on the last trading date of the relevant offering period. Unless and until the Compensation Committee determines otherwise in its discretion, each offering period will consist of one six (6)-month purchase period, which will run simultaneously with the offering period. The Administrator will have the authority to establish additional or alternative sequential or overlapping offering periods, multiple purchase periods within an offering period, or a different duration of offering periods with respect to future offerings, provided that no offering period may have a duration that exceeds 27 months.

Contributions

The ESPP permits participants to purchase shares through contributions (in the form of payroll deductions or otherwise to the extent permitted by the Administrator). Initially, up to a maximum of 10% of a participant's "compensation" (as defined in the ESPP) may be contributed by participants toward the purchase of shares during each offering period. During any offering period, a participant may not increase the rate of their contributions and may only decrease the rate of their contributions one time; provided that a participant may decrease the rate of their contributions to zero at any time. The Administrator has the authority to establish different limits on the amount of compensation that may be contributed to the ESPP or different limits on changes to the rate of contributions.

Purchase of Shares

Each purchase right will be automatically exercised on the applicable purchase date, and shares will be purchased on behalf of each participant by applying the participant's contributions for the applicable purchase period to the purchase of shares (including fractional shares) at the purchase price in effect for that purchase date. Purchase dates will occur on the last trading day of each purchase period.

The maximum number of shares purchasable per participant on any single purchase date shall not exceed a number of shares equal to the quotient of (i) the excess, if any, of (A) $25,000 over (B) the fair market value (determined on the first day of the relevant offering period) of any shares previously acquired by the participant on any purchase date during the same calendar year of the relevant offering period, divided by (ii) the fair market value (determined on the first day of the relevant offering period), subject to adjustment in the event of certain changes in the Company's capitalization.

Unless otherwise determined by the Administrator, or as otherwise required under applicable laws, a fractional share will be purchased for a participant if the participant's accumulated contributions are not sufficient to purchase one or any other full number of shares. Unless otherwise determined by the Administrator, any other funds left over in a participant's account after the purchase date will be returned to the participant as soon as administratively practicable without interest (unless otherwise required by applicable laws).

No participant will have any voting, dividend or other stockholder rights with respect to the shares subject to any purchase right granted under the ESPP until such shares have been purchased and delivered to the participant as provided in the ESPP.

Purchase Price

Subject to adjustment in the event of certain changes in the Company's capitalization, the purchase price per share at which shares are purchased on each purchase date will be equal to 85% of the lesser of the fair market value of the shares (i) on the first trading day of the offering period, or (ii) on the purchase date (i.e., the last trading day of the purchase period), rounded up to the nearest cent. For this purpose, "fair market value" generally means the closing price of the Company's shares on the applicable date on the Nasdaq Stock Market.

The Administrator has authority to establish a different purchase price for any 423 Offering or Non-423 Offering, provided that the purchase price applicable to a 423 Offering complies with the provisions of Section 423 of the Code. As of March 8, 2024, the closing price of the Company's shares on the Nasdaq Stock Market was $140.01.

Administration

The ESPP will be administered by the Compensation Committee or, subject to applicable laws, a subcommittee of the Compensation Committee or one or more of the Company's officers management team or such other persons or group of persons appointed by the Board or the Compensation Committee to administer the day-to-day operations of the ESPP. Subject to the terms of the ESPP, the Administrator will have full and exclusive discretionary authority to construe, interpret and apply the terms of the ESPP, designate separate offerings under the ESPP, designate subsidiaries and affiliates as participating in the 423 Offering and the Non-423 Offering to determine eligibility, adjudicate all disputed claims filed under the ESPP, and establish such procedures that it deems necessary or advisable for the administration of the ESPP. The Administrator is also authorized to adopt rules and procedures that vary with applicable local requirements outside the United States.

Non-U.S. Sub-Plans

The Administrator also has the authority to adopt such sub-plans as are necessary or appropriate to permit the participation in the ESPP by employees who are non-U.S. nationals or employed outside the United States. Such sub-plans may vary the terms of the ESPP, other than with respect to the number of shares reserved for issuance under the ESPP, to accommodate the requirements of local laws and procedures for non-U.S. jurisdictions.

Transferability

Purchase rights granted under the ESPP are not transferable by a participant other than by will or by the laws of descent and distribution, and are exercisable during the participant's lifetime only by the participant.

Withdrawals

A participant may withdraw from an offering period and receive a refund of contributions by submitting the appropriate written or electronic notice in the form determined by the Administrator. The withdrawal notice may be submitted up to fifteen (15) calendar days prior to a purchase date to take effect for the respective purchase period, or by such other date as may be determined by the Administrator in advance of an offering period. If the participant has properly withdrawn from the ESPP, all of the participant's contributions credited will be paid to such participant as soon as administratively practicable without interest (unless otherwise required by local law) after receipt of the withdrawal notice and the participant's purchase right for the respective offering period will be automatically terminated. No further contributions for the purchase of shares will then be made for that offering period.

Termination of Employment

If a participant ceases to be an eligible employee prior to a purchase date, contributions for the participant will be discontinued and any amounts credited to the participant's account will be refunded, without interest, as soon as administratively practicable, except as otherwise provided by the Administrator.

Dissolution or Liquidation

In the event of a proposed dissolution or liquidation of the Company, any offering period then in progress will be shortened by setting a new purchase date immediately prior to such proposed dissolution or liquidation, unless provided otherwise by the Administrator.

Change in Control

In the event of a "Change in Control" (as defined in the ESPP), each outstanding purchase right will be equitably adjusted and assumed or an equivalent purchase right substituted by the successor corporation or a parent or subsidiary of the successor corporation. In the event that the Change in Control does not include or result in a successor corporation or the successor corporation refuses to assume or substitute for any purchase right, the offering period will be shortened by setting a new purchase date, unless provided otherwise by the Administrator.

Amendment and Termination of ESPP

The ESPP will become effective immediately following the final purchase date under the Prior Plan, assuming the ESPP is approved by stockholders prior to such time.

The Administrator, in its sole discretion, may amend, suspend or terminate the ESPP, or any part thereof, at any time and for any reason. Unless the Administrator terminates the ESPP earlier, the ESPP will remain in effect until all shares reserved under the ESPP have been distributed. If the ESPP is terminated, the Administrator, in its discretion, may elect to terminate all outstanding offering periods either immediately or upon completion of the purchase of shares on the next purchase date (which may be sooner than originally scheduled, if determined by the Administrator in its discretion), or may elect to permit offering periods to expire in accordance with their terms. If the offering periods are terminated prior to expiration, all contributions then credited to participants' accounts that have not been used to purchase shares will be returned to the participants (without interest, except as otherwise required under applicable laws) as soon as administratively practicable.

U.S. Federal Income Tax Information

The following summary briefly describes the general U.S. federal income tax consequences of participation in the ESPP for participants who are tax resident in the United States, current as of April 2024, but is not a detailed or complete description of all U.S. federal tax laws or regulations that may apply, and does not address any local, state or other country laws. **Therefore, no one should rely on this summary for individual tax compliance, planning or decisions. Participants in the ESPP should consult their own professional tax advisors regarding the taxation of purchase rights under the ESPP. The discussion below concerning tax deductions that may become available to the Company under U.S. federal tax law is not intended to imply that the Company will necessarily obtain a tax benefit or asset from those deductions. Taxation of equity-based payments in countries other than the United States does not generally correspond to U.S. federal tax laws, and is not covered by the summary below.**

423 Offerings

Rights to purchase shares granted under a 423 Offering are intended to qualify for favorable federal income tax treatment available to purchase rights granted under an employee stock purchase plan which qualifies under the provisions of Section 423(b) of the Code. Under these provisions, no income will be taxable to a participant until the shares purchased under the ESPP are sold or otherwise disposed of. If the shares are disposed of within two years from the purchase right grant date (i.e., the beginning of the offering period) or within one year from the purchase date of the shares, a transaction referred to as a "disqualifying disposition," the participant will realize ordinary income in the year of such disposition equal to the difference between the fair market value of the shares on the purchase date and the purchase price. The amount of such ordinary income will be added to the participant's basis in the shares, and any additional gain or resulting loss recognized on the disposition of the shares after such basis adjustment will be a capital gain or loss. A capital gain or loss will be long-term if the participant holds the shares for more than one year after the purchase date.

If the shares purchased under the ESPP are sold (or otherwise disposed of) more than two years after the purchase right grant date and more than one year after the shares are transferred to the participant, then the lesser of (i) the excess of the sale price of the shares at the time of disposition over the purchase price, and (ii) the excess of the fair market value of the shares as of the purchase right grant date over the purchase price (determined as of the first day of the offering period) will be treated as ordinary income. If the sale price is less than the purchase price, no ordinary income will be reported. The amount of any such ordinary income will be added to the participant's basis in the shares, and any additional gain or resulting loss recognized on the disposition of the shares after such basis adjustment will be long-term capital gain or loss.

The Company (or applicable subsidiary or affiliate) generally will be entitled to a deduction in the year of a disqualifying disposition equal to the amount of ordinary income realized by the participant as a result of such disposition, subject to the satisfaction of any tax reporting obligations. In other cases, no deduction is allowed.

Non-423 Offerings

If the purchase right is granted under a Non-423 Offering, then the amount equal to the difference between the fair market value of the shares on the purchase date and the purchase price will be treated as ordinary income at the time of such purchase. In such instances, the amount of such ordinary income will be added to the participant's basis in the shares, and any additional gain or resulting loss recognized on the disposition of the shares after such basis adjustment will be a capital gain or loss. A capital gain or loss will be long-term if the participant holds the shares for more than one year after the purchase date.

The Company (or applicable subsidiary or affiliate) generally will be entitled to a deduction in the year of purchase equal to the amount of ordinary income realized by the participant as a result of such disposition, subject to the satisfaction of any tax-reporting obligations. For U.S. participants, FICA/FUTA taxes will generally be due in relation to ordinary income earned as a result of participation in a Non-423 Offering.

New Plan Benefits

The benefits to be received pursuant to the ESPP by the Company's officers and employees are not currently determinable as participation in the ESPP is voluntary and at the discretion of each employee, and because the benefits to be received will depend on the purchase price of the shares in offering periods after the implementation of the ESPP, the market value of the shares on various future dates, the amount of contributions that eligible officers and employees elect to make under the ESPP and similar factors. As of the date of this Proxy Statement, no officer or employee has been granted any purchase rights under the ESPP.

Audit Matters


PROPOSAL 4

Ratification of Selection of Independent Registered Public Accounting Firm for the Fiscal Year Ending December 31, 2024

 The Board recommends that the stockholders vote **FOR** the ratification of the selection of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2024.


KPMG LLP ("KPMG"), the Company's independent registered public accounting firm, has reported on the Company's consolidated financial statements for the years ended December 31, 2023, 2022 and 2021 and for previous fiscal years. The Audit & Finance Committee selected KPMG as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2024. Representatives of KPMG are expected to be able to make a statement at the Annual Meeting if they wish to do so and to respond to appropriate stockholder questions. The engagement agreement entered into with KPMG for fiscal year 2024 is subject to mediation and arbitration procedures as the sole method for resolving disputes.

Ratification of the selection of the Company's independent registered public accounting firm is not required to be submitted to a vote of the stockholders of the Company. The Sarbanes-Oxley Act of 2002 requires the Audit & Finance Committee to be directly responsible for the appointment, compensation and oversight of the audit work of the independent registered public accounting firm. However, the Board is submitting this matter to the stockholders for ratification as a matter of good corporate governance. If the selection of KPMG is not ratified by a majority of the votes cast by the stockholders entitled to vote at the Annual Meeting, the Audit & Finance Committee will reconsider whether to retain KPMG, and may retain that firm or another firm without re-submitting the matter to the Company's stockholders. Even if stockholders vote in favor of ratification of the appointment, the Audit & Finance Committee may, in its discretion, direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and the stockholders.

Representatives of KPMG regularly attend meetings of the Audit & Finance Committee. The Audit & Finance Committee pre-approves and reviews audit and non-audit services performed by KPMG as well as the fees charged by KPMG for such services. In its pre-approval and review of non-audit service fees, the Audit & Finance Committee considers, among other factors, the possible effect of the performance of such services on the auditors' independence. To avoid potential conflicts of interest in maintaining auditor independence, publicly traded companies are prohibited from obtaining certain non-audit services from its independent registered public accounting firm. In 2023, 2022 and 2021, we did not obtain any of these prohibited services from KPMG. Entegris uses other accounting firms for these types of non-audit services. For additional information concerning the Audit & Finance Committee and its activities with KPMG, see "Corporate Governance" and "Report of the Audit & Finance Committee" herein.

Annual Evaluation and Selection of Independent Registered Public Accounting Firm

The Audit and Finance Committee annually evaluates the performance of the Company's independent registered public accounting firm and determines whether to recommend re-engagement of the current independent registered public accounting firm or consider other audit firms. In connection with its selection of KPMG as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2024, the Audit and Finance Committee considered several factors, including, but not limited to, the following:

- KPMG's independence, objectivity, and professional skepticism;
- overall quality of the audit and efficiency of services provided;
- KPMG's depth, technical expertise and regional capabilities;
- KPMG's knowledge of the Company's global operations and industry, accounting policies and practices, and internal control over financial reporting;
- sufficiency of resources dedicated to the audit;
- quality and effectiveness of communication with the Audit and Finance Committee and management; and
- the appropriateness of KPMG's fees, taking into account the size and complexity of the Company and the resources necessary to perform the audit.

 

Additionally, the Audit and Finance Committee considers the benefits of longer auditor tenure and the controls and processes that ensure continued auditor independence. The Audit and Finance Committee believes the benefits of longer tenure include:

- enhanced audit quality associated with deep institutional knowledge;
- competitive fees that can be achieved due to the independent auditors' familiarity with the Company, including our operations, accounting policies and practices and internal control over financial reporting; and
- the avoidance of incremental time and costs that would be incurred in the engagement of new independent auditors.

The Audit and Finance Committee also considers the following controls and processes that ensure the continued independence of KPMG:

- oversight by the Audit and Finance Committee, including regular executive sessions;
- limits on non-audit services, including pre-approval for all audit and permissible non-audit services;
- KPMG's internal independence process, including periodic internal reviews and partner rotations, where it rotates its lead audit engagement partner every five years;
- when there is a partner rotation, the Audit and Finance Committee interviews proposed candidates and selects the lead audit engagement partner; and
- a robust regulatory framework, including periodic PCAOB inspections, peer reviews, and PCAOB and SEC oversight.

Based on this evaluation, the Audit and Finance Committee believes that engaging KPMG to serve as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2024 is in the best interests of the Company and its stockholders.

Audit Fees

Aggregate fees for professional services rendered for the Company by KPMG for the fiscal years ended December 31, 2023 and 2022 were:

Service	2023 ($)	2022 ($)
Audit Fees	$ 5,175,000	$ 4,953,000
Audit-Related Fees	36,000	386,000
Tax Fees	824,000	797,000
All Other Fees	25,000	0
Total	$ 6,060,000	$ 6,136,000

The *Audit* services for the years ended December 31, 2023 and 2022 consisted of professional services rendered for the integrated audit of the Company's consolidated financial statements and its internal control over financial reporting, as required by the Sarbanes-Oxley Act of 2002; the statutory audits of certain of the Company's foreign subsidiaries; the review of the Company's interim consolidated financial statements in quarterly reports to the SEC; incremental audit services in connection with our acquisitions of CMC Materials; and the services normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings with the SEC.

The fees for *Audit-Related* services for the year ended December 31, 2023 were for monthly Taiwan capital audits and for the year ended December 31, 2022, such fees were for comfort letters in connection with the issuance of our senior secured notes due 2029 and our senior unsecured notes due 2030.

The fees for *Tax* services for the years ended December 31, 2023 and 2022 were for services related to tax compliance, tax planning and tax advice for the Company.

The fees for *All Other* services for the year ended December 31, 2023 were for human resources consultation services and for the year ended December 31, 2022, there were none.

The charter of the Audit & Finance Committee requires the pre-approval of all non-audit services before any such non-audit services are performed for the Company. The charter of the Audit & Finance Committee is posted on the Company's web site http://www.Entegris.com under "About Us – Investors – Corporate Governance". The Audit & Finance Committee adopted pre-approval policies and procedures with respect to audit and permissible non-audit services ("Services"). Under this policy, Services must receive either a general pre-approval or a specific pre-approval by the Audit & Finance Committee. The grant of a general pre-approval of Services is limited to identified Services that have been determined not to impair the independence of the independent registered public accounting firm and must include a maximum fee level for the Services approved. A request for specific pre-approval must include detailed information concerning the scope of the Services and the fees to be charged. The policy also provides for a special delegation of pre-approval authority to the Chair of the Audit & Finance Committee where the commencement of Services is required prior to the next scheduled meeting of the Audit & Finance Committee and it is impractical to schedule a special meeting; any such pre-approval by the Chair is subject to review by the full Audit & Finance Committee. All of the fees listed as paid for 2023 and 2022 in the table above received pre-approval by the Company's Audit & Finance Committee.

Report of the Audit & Finance Committee

As of February 7, 2024, the Audit & Finance Committee is composed of three members and acts under a written charter adopted by the Board of Directors. The members of the Audit & Finance Committee meet the standards of independence applicable to members of audit committees that are set forth in the Audit & Finance Committee Charter, the Nasdaq Stock Market, Inc. Marketplace Rules and Rule 10A-3 under the Exchange Act.

The Audit & Finance Committee reviewed the Company's audited consolidated financial statements for the fiscal year ended December 31, 2023 and discussed these consolidated financial statements with the Company's management. Management is responsible for the Company's internal controls and the financial reporting process. Management represented to the Audit & Finance Committee that the Company's consolidated financial statements had been prepared in accordance with accounting principles generally accepted in the United States. The Audit & Finance Committee selected KPMG LLP to serve as the Company's independent registered public accounting firm for the fiscal year ended December 31, 2023, which selection was ratified by the stockholders at the 2023 Annual Meeting of Stockholders. The Company's independent registered public accounting firm is responsible for performing an audit of the Company's consolidated financial statements in accordance with auditing standards generally accepted in the United States and to issue a report on those financial statements. More specifically, the Audit & Finance Committee reviews, evaluates, and discusses with the Company's management and with the independent registered public accounting firm, the following matters:

- the plan for, and report of the independent registered public accounting firm on, each audit of the Company's consolidated financial statements;

- the Company's financial disclosure documents, including all financial statements and reports filed with the SEC or sent to stockholders;

- changes in the Company's accounting practices, principles, controls or methodologies;

- significant developments or changes in accounting rules applicable to the Company; and

- the adequacy of the Company's internal controls and accounting, financial and auditing personnel and the areas of risk that could impact the Company's business.

The Audit & Finance Committee also reviewed and discussed with KPMG LLP the Company's audited consolidated financial statements for 2023 and the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC. These rules require the Company's independent registered public accounting firm to discuss with the Company's Audit & Finance Committee, among other things, the following:

- methods to account for significant unusual transactions;
- the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus;
- the process used by management in formulating particularly sensitive accounting estimates and the basis for the auditors' conclusions regarding the reasonableness of those estimates; and
- any disagreements with management over the application of accounting principles, the basis for management's accounting estimates and the disclosures in the consolidated financial statements.

KPMG LLP also provided the Audit & Finance Committee with the written disclosures and the letter required by the applicable requirements of the PCAOB regarding the independent registered public accounting firm's communications with the Audit & Finance Committee concerning independence. The PCAOB requires auditors annually to disclose in writing all relationships that in the auditor's professional opinion may reasonably be thought to bear on independence, confirm their perceived independence and engage in a discussion of independence. The Audit & Finance Committee discussed with KPMG LLP the matters disclosed in this communication and that firm's independence from Entegris. The Audit & Finance Committee also considered whether the provision of the audit-related and tax services to Entegris by KPMG LLP, which are referred to under PROPOSAL 4 – RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2024 above, is compatible with maintaining such auditors' independence and concluded that KPMG LLP met the specified independence standards.

Based on its discussions with management and KPMG LLP, and its review of the representations and information provided by management and KPMG LLP, the Audit & Finance Committee recommended to the Company's Board of Directors that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

In performing all of these functions, the Audit & Finance Committee acted only in an oversight capacity. The members of the Audit & Finance Committee necessarily relied on the information, opinions, reports and statements presented to them by Entegris management, which has the primary responsibility for the Company's consolidated financial statements and reports. The members of the Audit & Finance Committee also relied on the work and assurances of KPMG LLP, who in their report express an opinion on the Company's consolidated financial statements. Accordingly, while the Audit & Finance Committee recommended to the Company's Board of Directors that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023, as described above, the foregoing oversight procedures do not assure that management has maintained adequate financial reporting processes and controls, that the consolidated financial statements are accurate, or that the audit would detect all inaccuracies or flaws in the Company's consolidated financial statements. The information in this report of the Audit & Finance Committee shall not be deemed to be "soliciting material" "filed" with the SEC or subject to the liabilities of Section 18 of the Exchange Act and is not incorporated by reference into any filings of the Company with the SEC, irrespective of any general incorporation language contained in any such filing.

AUDIT & FINANCE COMMITTEE [1]
James P. Lederer, Chair
James F. Gentilcore
Yvette Kanouff

February 7, 2024

[1]   David Reeder was appointed to serve as a member of the Audit & Finance Committee on March 7, 2024.

Information about Stock Ownership

Management Holdings of Entegris Common Stock

Except as noted therein, the following table sets forth information concerning the number of shares of Entegris common stock, $0.01 par value, beneficially owned, directly or indirectly, by each director or nominee for director of the Company; each of the named executive officers; and all directors and executive officers of the Company as a group as of March 8, 2024 or subject to acquisition by any of them within sixty days following that date. This information is based on information provided by each director, nominee for director and executive officer, and the listing of such securities is not necessarily an acknowledgment of beneficial ownership. Unless otherwise indicated by footnote, the director, nominee or executive officer held sole voting and investment power over such shares.

Name of Beneficial Owner	Amount And Nature of Shares Beneficially Owned[1][2]	% of Class[3]
James R. Anderson	3,234	*
Rodney Clark	6,581	*
James F. Gentilcore	13,967	*
Yvette Kanouff	6,581	*
James P. Lederer	17,902	*
David Reeder	190	*
Dr. Azita Saleki-Gerhardt	20,431	*
Bertrand Loy	421,842	*
Linda LaGorga[4]	0	*
Daniel Woodland	76,932	*
Susan Rice	70,895	*
Joseph Colella	30,109	*
Gregory B. Graves[5]	58,380	*
Stuart A. Tison[6]	108,785	*
All Directors and Executive Officers as a Group (21) persons (including those listed above):	1,011,740	*

* None of these officers or directors owns as much as 1.0% of outstanding Entegris common stock.

[1] Includes the following number of shares subject to acquisition which the following named executive officers have the right to acquire within 60 days following March 8, 2024: Mr. Loy – 256,515 shares; Mr. Woodland – 73,698 shares; Ms. Rice – 34,814 shares; Mr. Colella – 13,229 shares; Mr. Graves – 42,724; Mr. Tison – 27,130 and all other executive officers as a group – 90,969 shares.

[2] Includes restricted stock units that vest within 60 days following March 8, 2024 as follows: Mr. Anderson – 2,849 shares; Mr. Clark – 2,849 shares; Mr. Gentilcore – 2,849 shares; Ms. Kanouff – 2,849 shares; Mr. Lederer – 2,849 shares; Mr. Reeder – 190 shares; and Dr. Saleki-Gerhardt – 2,849 shares.

[3] Calculated based on 150,733,837 issued and outstanding shares of Entegris common stock as of March 8, 2024.

[4] Ms. LaGorga joined the Company on May 15, 2023 and does not beneficially own any Company shares as of March 8, 2024, nor does she have the right to acquire any Company shares within 60 days following that date.

[5] Mr. Graves retired from the Company effective July 7, 2023. The holdings reflected above are reported as of February 21, 2023.

[6] Mr. Tison retired from the Company effective December 31, 2023. The holdings reflected above are reported as of February 17, 2023.

[7] Includes 556,363 shares subject to acquisition by executive officers and directors within 60 days following March 8, 2024, including those described in footnotes 1 and 2 above.

Other Principal Holders of Entegris Common Stock

Based on reports filed with the SEC through March 8, 2024, the following persons are believed by the Company to be the beneficial owners of more than 5% of Entegris common stock, the Company's only class of voting securities, as of December 31, 2023:

Name and address of beneficial owner	Amount and nature of beneficial ownership	Percent of class[1]
The Vanguard Group 100 Vanguard Boulevard Malvern, PA 19355	14,554,015[2]	9.7%
BlackRock, Inc. 50 Hudson Yards New York, NY 10001	14,466,785[3]	9.6%
T. Rowe Price Associates, Inc. 100 E. Pratt Street Baltimore, MD 21202	12,170,363[4]	8.1%
Sands Capital Management, LLC 1000 Wilson Blvd., Suite 3000 Arlington, VA 22209	8,464,883[5]	5.6%

[1]   Calculated based on 150,733,837 outstanding shares of Entegris common stock as of March 8, 2024.

[2]   Based on information set forth in the Schedule 13G/A filed with the SEC on February 13, 2024, by The Vanguard Group, a registered investment advisor ("Vanguard"), relating to Entegris common stock. Vanguard reported having sole dispositive power with respect to 14,342,850 of such shares, shared dispositive power with respect to 211,165 of such shares, sole voting power with respect to no shares and shared voting power with respect to 88,004 of such shares.

[3]   Based on information set forth in the Schedule 13G/A filed with the SEC on January 24, 2024, by BlackRock, Inc., a holding company ("BlackRock"), relating to Entegris common stock. BlackRock reported having sole dispositive power with respect to all such shares, shared dispositive power with respect to no shares, sole voting power with respect to 13,677,770 of such shares and shared voting power with respect to no shares.

[4]   Based on information set forth in the Schedule 13G filed with the SEC on February 14, 2024, by T. Rowe Price Associates, Inc., a registered investment advisor ("T. Rowe Price"), relating to Entegris common stock. T. Rowe Price reported having sole dispositive power with respect to 12,168,727 of such shares, shared dispositive power with respect to no shares, sole voting power with respect to 3,741,384 of such shares and shared voting power with respect to no shares.

[5]   Based on information set forth in the Schedule 13G filed jointly with the SEC on February 13, 2024 by Sands Capital Management, LLC., a registered investment adviser, and Frank M. Sands ("Sands"), relating to Entegris common stock. Sands reported having sole dispositive power with respect to no such shares, shared dispositive power with respect to all such shares, sole voting power with respect to no such shares and shared voting power with respect to 6,277,465 shares.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires the Company's directors and executive officers and persons who own more than 10 percent of Entegris common stock to file with the SEC initial reports of ownership and reports of changes in ownership of Entegris common stock. Entegris is required to disclose any failure to file these reports by the required due dates. For 2023, we believe all required reports were filed on or before the applicable due date, except for one Form 4 for James O'Neill filed on August 24, 2023 reporting one sale transaction that occurred on August 21, 2023. Such Form 4 was filed late due to an inadvertent administrative oversight.

Miscellaneous Information on Voting and the Annual Meeting

Why am I receiving these materials?

The Company has sent this notice of the Annual Meeting and Proxy Statement, together with the enclosed proxy card or voting instruction card, because our Board of Directors is soliciting your proxy to vote at the Annual Meeting on April 24, 2024. This Proxy Statement contains information about the items being voted on at the Annual Meeting and important information about the Company. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which includes our consolidated financial statements, is enclosed with these materials.

Who is entitled to vote at the Annual Meeting?

The record date for the determination of stockholders entitled to receive notice of and to vote at the 2024 Annual Meeting of Stockholders was the close of business on March 8, 2024 (the "Record Date"). On the Record Date, there were 150,733,837 shares of common stock, $0.01 par value per share, the Company's only class of voting securities, outstanding and entitled to vote. Each share of common stock is entitled to one vote.

What is the quorum requirement for the Annual Meeting?

Under the Company's by-laws, the holders of a majority of the shares of common stock issued and outstanding and entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business at the meeting. Shares of common stock represented in person or by proxy (including "broker non-votes" and shares which abstain or do not vote with respect to one or more of the matters presented for stockholder approval) will be counted for purposes of determining whether a quorum is present.

The affirmative vote of the holders of a majority of votes cast by the stockholders entitled to vote on the matter is required for the election of directors (see "Corporate Governance — Board of Directors — Majority Voting for Directors" above) and for the approval of Proposals 2, 3 and 4 listed in the Notice of Meeting. There is no cumulative voting for the election of directors. Under the Company's by-laws, shares whose ballot is marked as withheld, shares otherwise present at the meeting but for which there is an abstention, and shares otherwise present at the meeting as to which the stockholder gives no authority or direction are not counted as votes cast. Accordingly, abstentions and "broker non-votes" will not be included in vote totals and will not affect the outcome of the voting on the election of the directors or the other matters listed in the Notice of Meeting, except for Proposal 4 to ratify the appointment of KPMG LLP as Entegris' independent registered public accounting firm for the fiscal year ending December 31, 2024, for which nominees have discretionary voting power.

What business will be conducted at the Annual Meeting?

Voting Items Proposals	Board Vote Recommendation	For Further Details
1. To elect eight (8) directors to serve until the 2025 Annual Meeting of Stockholders.	**"FOR"** each director nominee	Page **15**
2. To approve, on an advisory basis, Entegris' Executive Compensation.	**"FOR"**	Page **38**
3. To approve the 2024 Employee Stock Purchase Plan (ESPP).	**"FOR"**	Page **69**
4. To ratify the appointment of KPMG LLP as Entegris' independent registered public accounting firm for the fiscal year ending December 31, 2024.	**"FOR"**	Page **74**

Stockholders will also transact such other business as may properly come before the meeting and at any adjournment or postponement thereof.

How can I attend the Annual Meeting?

The 2024 Annual Meeting of Stockholders of Entegris, Inc. will be held at Entegris' headquarters at 129 Concord Road, Billerica, Massachusetts on Wednesday, April 24, 2024, at 8:00 a.m., local time. You may obtain directions to the location of the Annual Meeting of Stockholders by contacting our Investor Relations Department via email at irelations@entegris.com.

 

How do I vote?

You can vote through any of the following methods:



INTERNET
www.proxyvote.com



TELEPHONE
1-800-690-6903



MAIL
Mark, sign, date and promptly mail the enclosed proxy card in the postage-paid envelope

How can I assign a proxy to vote on my behalf?

A stockholder giving a proxy to vote at the 2024 Annual Meeting of Stockholders may revoke it at any time before it is voted by executing and delivering to Entegris another proxy bearing a later date, by delivering a written notice to the Secretary of the Company stating that the proxy is revoked, or by voting in person at the 2024 Annual Meeting of Stockholders. Any properly completed proxy forms returned in time to be voted at the 2024 Annual Meeting of Stockholders will be voted in accordance with the instructions indicated thereon. If no instructions are indicated on the proxy, the proxy will be voted IN FAVOR of the election of the eight named nominees for director and in accordance with the recommendations of the Board with respect to other matters to come before the 2024 Annual Meeting of Stockholders. In addition, the proxy confers discretionary authority to vote on any other matter properly presented at the 2024 Annual Meeting of Stockholders which is not known to the Company as of the date of this Proxy Statement, unless the proxy directs otherwise.

Stockholders may vote by proxy in one of the following three ways: (1) by completing, signing and dating the enclosed proxy card and returning it in the enclosed postage paid envelope by mail, (2) by completing a proxy using the toll-free telephone number listed on the proxy card in accordance with the specified instructions, or (3) by completing the proxy card via the Internet at the Internet address listed on the proxy card in accordance with the specified instructions.

How are proxies solicited and who is paying for the solicitation?

All costs of the solicitation of proxies will be borne by Entegris. In addition to solicitations by mail, the Company's directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, personal meetings and the Internet, including e-mail and text message. Brokers, dealers, banks, fiduciaries and nominees will be requested to forward proxy soliciting material to the owners of stock held in their names, and Entegris will reimburse them for their reasonable direct and indirect out-of-pocket expenses incurred in connection with the distribution of proxy materials.

What if I do not specify how my shares are to be voted?

If you sign your proxy card without providing further instructions, your shares will be voted "FOR" each of the director nominees and "FOR" all other proposals. For any other matter which may properly come before the Annual Meeting, and any adjournment or postponement thereof, you instruct, by submitting proxies with blank voting instructions, the proxy to vote in accordance with the recommendation of the Board of Directors.

I share an address with another stockholder, and we received only one paper copy of the proxy materials. How may I obtain an additional copy?

Stockholders sharing an address with another stockholder may receive only one notice, proxy statement and Annual Report to Stockholders at that address unless they have provided contrary instructions. Any such stockholder who wishes to receive a separate notice, proxy statement and Annual Report to Stockholders now or in the future may contact Broadridge Financial Solutions, Inc. by calling 1-866-540-7095 or in writing at 51 Mercedes Way, Edgewood, New York 11717, Attention: Householding Department to request a separate copy.

Broadridge Financial Solutions, Inc. will promptly, upon written or oral request, deliver a separate notice, proxy statement and Annual Report to Stockholders to any stockholder at a shared address to which only a single copy was delivered.

Similarly, stockholders sharing an address with another stockholder who have received multiple copies of the Company's notice, proxy statement and Annual Report to Stockholders may write or call the above address and phone number to request delivery of a single copy in the future.

How can I find out the results of the voting at the Annual Meeting?

We will announce preliminary voting results at the Annual Meeting. The final voting results will be tallied by the inspector of election and published in the Company's Current Report on Form 8-K, which the Company will file with the SEC within four business days following the Annual Meeting.

What is the deadline to propose actions for consideration at next year's annual meeting of stockholders or to nominate individuals to serve as directors?

Stockholder proposals submitted for inclusion in next year's proxy materials must be received by the Company no later than November 15, 2024 and must comply with the requirements of Rule 14a-8 under the Exchange Act. Proposals should be addressed to Entegris, Inc., 129 Concord Road, Billerica, MA 01821, Attention: Corporate Secretary.

Stockholder nominees for director must be received by the Company no earlier than December 25, 2024 and no later than January 24, 2025 and must comply with the requirements set forth in our by-laws. Unless such information is received by Entegris at its headquarters at 129 Concord Road, Billerica, MA 01821, Attention: Corporate Secretary, within such period, stockholder nominees for director will not be eligible for election as directors at the Entegris 2025 Annual Meeting of Stockholders.

Under our proxy access by-law, a stockholder or a group of up to 20 stockholders owning 3% or more of our common stock continuously for at least three years may nominate and include in our proxy statement candidates for up to 20% of our Board (rounded down, but not less than two). Nominations must comply with the requirements and conditions of our proxy access by-law, including delivering proper notice to us not earlier than October 16, 2024 nor later than November 15, 2024. Detailed information for submitting proxy access nominations will be provided upon written request to the Company at 129 Concord Road, Billerica, MA 01821, Attention: Corporate Secretary.

Stockholder proposals for submission to the Entegris 2025 Annual Meeting of Stockholders (other than pursuant to Rule 14a-8 under the Exchange Act) must be received by the Company no earlier than December 25, 2024 and no later than January 24, 2025 and must comply with the requirements set forth in our by-laws.

Unless such notice is received by Entegris at its headquarters at 129 Concord Road, Billerica, MA 01821, Attention: Corporate Secretary, within such period, the stockholder proposal will not have been properly brought before the meeting and will not be introduced at the meeting.

To be timely for purposes of Rule 14a-19 of the Exchange Act, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19, which must be received in accordance with the requirements of our by-laws as described above.

How can I receive a copy of Entegris' Annual Report to Stockholders?

A copy of the Company's Annual Report to Stockholders, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 accompanies this Proxy Statement. Stockholders may obtain without charge an additional copy of the Company's Annual Report to Stockholders by writing to our headquarters at 129 Concord Road, Billerica, MA 01821, Attention: Corporate Secretary. In addition, the Company's Annual Report to Stockholders and Annual Report on Form 10-K for the fiscal year ended December 31, 2023 are available through the web site of the SEC (www.sec.gov) on the EDGAR database as well as on the Company's web page www.entegris.com in the "Investor Relations" section under the heading "Financial Information – SEC Filings".

Where can I find more information about Entegris?

The Company files annual, quarterly, current reports and other information with the SEC. You may access any document that the Company files with the SEC through the web site of the SEC (www.sec.gov) on the EDGAR database as well as on the Company's web page www.entegris.com in the "Investor Relations" section under the heading "Financial Information – SEC Filings". The information found on, or that can be accessed from or that is hyperlinked to, our website is not a part of, or incorporated by reference in, this Proxy Statement. We are responsible for the information in this Proxy Statement and we have not authorized anyone else to provide you with information that is different or additional to the information provided in this Proxy Statement. You should not assume that the information in this Proxy Statement is accurate as of any date other than the mailing date of this Proxy Statement.

Other Business

The Board is not aware of any other business to come before the Annual Meeting of Stockholders. However, if other matters properly come before the meeting, it is the intention of the persons named in the enclosed form of proxy to vote such proxy in accordance with their judgment as to such matters.

Appendix A: GAAP to Non-GAAP Reconciliations

The Company's consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States (GAAP). Adjusted EBITDA and non-GAAP earnings per common share, together with related measures thereof, are considered "non-GAAP financial measures" under the rules and regulations of the Securities and Exchange Commission. The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. The Company provides supplemental non-GAAP financial measures to better understand and manage its business and believes that these measures provide investors and analysts additional and meaningful information for the assessment of the Company's ongoing results. Management also uses these non-GAAP measures to assist in the evaluation of the performance of its business segments and to make operating decisions. Management believes that the Company's non-GAAP measures help indicate the Company's baseline performance before certain gains, losses or other charges that may not be indicative of the Company's business or future outlook, and that non-GAAP measures offer a more consistent view of business performance. The Company believes the non-GAAP measures aid investors' overall understanding of the Company's results by providing a higher degree of transparency for such items and providing a level of disclosure that will help investors generally understand how management plans, measures and evaluates the Company's business performance. Management believes that the inclusion of non-GAAP measures provides greater consistency in its financial reporting and facilitates investors' understanding of the Company's historical operating trends by providing an additional basis for comparisons to prior periods. The reconciliations of GAAP net sales and net income to adjusted EBITDA and GAAP earnings per share to non-GAAP earnings per share are presented below.

Reconciliation of GAAP Net Sales and Net Income to Non-GAAP Adjusted EBITDA

In thousands	2023	2022	2021
Net sales	$3,523,926	$3,282,033	$2,298,893
Net income	$180,669	$208,920	$409,126
Net income - as a % of net sales	5.1%	6.4%	17.8%
Adjustments to net income			
Equity in net loss of affiliate	$414	—	—
Income tax (benefit) expense	($8,413)	$38,160	$69,950
Interest expense	$312,378	$212,669	$41,240
Interest income	($11,257)	($3,694)	($243)
Other expense, net	$25,367	$23,926	$31,695
GAAP – Operating income	$499,158	$479,981	$551,768
Operating margin - as a % of net sales	14.2%	14.6%	24.0%
Charge for fair value write-up of acquired inventory sold	—	$61,932	$428
Goodwill impairment	$115,217	—	—
Deal and transaction costs	$3,001	$39,543	$4,744
Integration costs:			
Professional fees	$36,650	$35,422	$2,659
Severance costs	$1,478	$6,269	$276
Retention costs	$1,687	$1,987	—
Other costs	$13,710	$7,053	$845
Contractual and non-cash integration costs:			
CMC Materials retention costs	—	$18,030	—
Stock-based compensation alignment	—	$21,584	—
Change in control costs	—	$22,350	—
Loss (gain) on sale of businesses	$23,839	($254)	—

Entegris

Restructuring costs	$14,745	—	$529
Gain on termination of Alliance Agreement	($184,754)	—	—
Impairment of long-lived assets	$30,464	—	—
Amortization of intangible assets	$214,477	$143,953	$47,856
Adjusted operating income	$769,672	$837,850	$609,105
Adjusted operating margin	21.8%	25.5%	26.5%
Depreciation	$172,683	$135,371	$90,311
Adjusted EBITDA	$942,355	$973,221	$699,416
Adjusted EBITDA – as a % of net sales	26.7%	29.7%	30.4%

Reconciliation of GAAP Earnings Per Share to Non-GAAP Earnings Per Share

In thousands, except per share data	2023	2022	2021
Net income	$180,669	$208,920	$409,126
Adjustments to net income:			
Charge for fair value write-up of acquired inventory sold	—	$61,932	$428
Goodwill impairment	$115,217	—	—
Deal and transaction costs	$3,001	$39,543	$4,744
Integration costs			
Professional fees	$36,650	$35,422	$2,659
Severance costs	$1,478	$6,269	$276
Retention costs	$1,687	$1,987	—
Other costs	$13,710	$7,053	$845
Contractual and non-cash integration costs			
CMC Materials retention costs	—	$18,030	—
Stock-based compensation alignment	—	$21,584	—
Change in control costs	—	$22,350	—
Loss (gain) on sale of businesses	$23,839	($254)	—
Restructuring costs	$14,745	—	$529
Gain on termination of Alliance Agreement	($184,754)	—	—
Infineum termination fee, net	(10,877)	—	—
Impairment on long-lived assets	$30,464	—	—
Loss on debt extinguishment and modification	$29,896	$3,287	$23,338
Interest expense, net	—	$29,822	—
Amortization of intangible assets	$214,477	$143,953	$47,856
Tax effect of adjustments to net income and discrete tax items [1]	($71,284)	($65,728)	($20,411)
Non-GAAP net income	$398,918	$534,170	$469,390
Diluted earnings per common share	$1.20	$1.46	$3.00
Effect of adjustments to net income	$1.45	$2.27	$0.44
Diluted non-GAAP earnings per common share	$2.64	$3.73	$3.44
Diluted weighted average shares outstanding	150,945	143,146	136,574

[1]   The tax effect of pre-tax adjustments to net income was calculated using the applicable marginal tax rate during the respective years.

Appendix B

ENTEGRIS, INC.

2024 EMPLOYEE STOCK PURCHASE PLAN

(Adopted by the Board of Directors on January 31, 2024)

1. <u>Purpose</u>. The purpose of the Plan is to provide Eligible Employees of the Company and its Designated Companies with an opportunity to purchase shares of Common Stock. The Plan permits the Company to grant a series of Purchase Rights to Eligible Employees under an Employee Stock Purchase Plan. In addition, the Plan permits the Company to grant a series of Purchase Rights to Eligible Employees that do not meet the requirements of an Employee Stock Purchase Plan. The Plan includes two components: a 423 Component and a Non-423 Component. The Company intends (but makes no undertaking or representation to maintain) the 423 Component to qualify as an Employee Stock Purchase Plan. The provisions of the 423 Component, accordingly, will be construed in a manner that is consistent with the requirements of Section 423 of the Code. Except as otherwise provided in the Plan or determined by the Administrator, the Non-423 Component will operate and be administered in the same manner as the 423 Component.

As of the Effective Date, this Plan supersedes the Prior Plan.

2. <u>Definitions</u>.

    (a) "<u>423 Component</u>" means the part of the Plan, which excludes the Non-423 Component, pursuant to which Purchase Rights that satisfy the requirements for an Employee Stock Purchase Plan may be granted to Eligible Employees.

    (b) "<u>Administrator</u>" means the Committee or, subject to Applicable Laws, a subcommittee of the Committee or one or more of the Company's officers or management team appointed by the Board or Committee to administer the day-to-day operations of the Plan pursuant to Section 13.

    (c) "<u>Affiliate</u>" means any entity, other than a Subsidiary, whether now or subsequently established, controlled by, controlling or under common control with, the Company.

    (d) "<u>Applicable Exchange</u>" means the NASDAQ or such other securities exchange as may at the applicable time be the principal market for the Common Stock.

    (e) "<u>Applicable Laws</u>" means the Code and any applicable U.S. and non-U.S. securities, federal, state, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, listing rule, regulation, judicial decision, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

    (f) "<u>Board</u>" means the Board of Directors of the Company.

    (g) "<u>Capitalization Adjustment</u>" means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Purchase Right after the date the Plan is adopted by the Board without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other similar equity restructuring transaction, as that term is used in Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion or exchange of any convertible or exchangeable securities of the Company will not be treated as a Capitalization Adjustment.

    (h) "<u>Change in Control</u>" means a Change in Control as defined in the Company's 2020 Stock Plan, as amended.

    (i) "<u>Code</u>" means the U.S. Internal Revenue Code of 1986, as amended from time to time, and any successor thereto, the U.S. Treasury Regulations thereunder and other relevant interpretive guidance issued by the U.S. Internal Revenue Service or the Treasury Department. Reference to any specific section of the Code shall be deemed to include such regulations and guidance, as well as any successor provision of the Code.

    (j) "<u>Committee</u>" means the Management Development & Compensation Committee of the Board or any properly delegated subcommittee thereof appointed in accordance with Section 13 hereof.

(k) "<u>Common Stock</u>" means common stock, par value $0.01 per share, of the Company.

(l) "<u>Company</u>" means Entegris, Inc., a Delaware corporation, or any successor thereto.

(m) "<u>Compensation</u>" means an Eligible Employee's regular cash compensation, consisting of base salary or base wage rate, including (as applicable) shift differentials, overtime pay and the value of amounts elected to be deferred by an Eligible Employee under any 401(k) plan or other deferred compensation program or arrangement established by the Company, a Subsidiary or an Affiliate, but excluding all of the following: bonuses, and all other cash remuneration paid directly to the Eligible Employee, including, without limitation, profit sharing contributions, the cost of employee benefits paid for by the Company, a Subsidiary or an Affiliate, education or tuition reimbursements, imputed income (whether or not arising under any Company, Subsidiary or Affiliate group insurance or benefit program), short-term and long-term disability payments, traveling expenses, business expense reimbursements, moving expense reimbursements, housing, living, vacation and position allowances, income received, reported or otherwise recognized in connection with stock options and other equity awards, contributions made by the Company, a Subsidiary or an Affiliate under any employee benefit or pension plan and other similar items of compensation. In advance of any Offering, the Administrator, in its discretion, may establish a different definition of Compensation. Further, the Administrator shall have the discretion to determine the application of this definition to Participants outside the United States.

(n) "<u>Contributions</u>" means the payroll deductions, other contributions permitted by the Administrator and made by Participants in case payroll deductions are not permissible or are problematic under Applicable Laws, and other additional payments specifically provided for in the Offering that a Participant contributes to fund the exercise of a Purchase Right. A Participant may make additional payments into their account if specifically provided for in the Offering, and then only if the Participant has not already had the maximum permitted amount withheld during the Offering through payroll deductions or other contributions.

(o) "<u>Designated 423 Company</u>" means any Subsidiary selected by the Administrator to participate in the 423 Component.

(p) "<u>Designated Company</u>" means any Designated Non-423 Company or Designated 423 Company; *provided, however,* that at any given time a Subsidiary participating in the 423 Component shall not be a Subsidiary participating in the Non-423 Component. Notwithstanding the foregoing, if any Affiliate or Subsidiary is disregarded for U.S. federal income tax purposes in respect of the Company or any Designated Company participating in the 423 Component, then such disregarded Affiliate or Subsidiary shall automatically be a Designated Company participating in the 423 Component. If any Affiliate or Subsidiary is disregarded for U.S. federal income tax purposes in respect of any Designated Company participating in the Non-423 Component, the Administrator may exclude such Affiliate or Subsidiary from participating in the Plan, notwithstanding that the Designated Company in respect of which such Affiliate or Subsidiary is disregarded may participate in the Plan.

(q) "<u>Designated Non-423 Company</u>" means any Subsidiary or Affiliate selected by the Administrator to participate in the Non-423 Component.

(r) "<u>Director</u>" means a member of the Board.

(s) "<u>Effective Date</u>" means the date immediately following the final purchase under the Prior Plan, as determined by the Committee.

(t) "<u>Eligible Employee</u>" means any individual who is a common law employee of the Company or a Designated Company; *provided, however,* that the Administrator retains the discretion to determine which Eligible Employees may participate in an Offering (for the 423 Component, pursuant to and consistent with U.S. Treasury Regulation Section 1.423-2(e) and (f)). For purposes of the Plan, the employment relationship will be treated as continuing intact while the individual is on sick leave or other leave of absence that the Company or a Designated Company approves or is legally protected under Applicable Laws with respect to the Participant's participation in the Plan. Where the period of leave exceeds three (3) months and the individual's right to reemployment is not guaranteed either by contract or Applicable Laws, the employment relationship will be deemed to have terminated three (3) months and one (1) day following the commencement of such leave. Without limiting the foregoing, the Administrator, in its discretion, from time to time may, in advance of an Offering, determine that the definition of Eligible Employee will not include an individual if they: (i) are not employed by the Company or a Designated Company on the first day of the month preceding the month during which the Offering Date occurs (or by such other date as may be determined by the Administrator in its discretion), (ii) customarily work twenty (20) hours or less per week (or such lesser period of time as may be determined by the Administrator in its discretion), (iii) customarily work five (5) months or less per calendar year (or such lesser period of time as may be determined by the Administrator in its discretion), or (iv) are an officer or subject to the disclosure requirements of Section 16(a) of the Exchange Act. Each exclusion will be applied with respect to an Offering under the 423 Component in a manner complying with U.S. Treasury Regulation Section 1.423-2(e)(2)(ii) and Section 1.423-2(f). Such exclusions may be applied with respect to an Offering under the Non-423 Component if permitted under Applicable Laws and without regard to the limitations of U.S. Treasury Regulation Section 1.423-2. For purposes of clarity, the term "<u>Eligible Employee</u>" shall not include any individual performing services for the Company or a Designated Company under an independent contractor or consulting agreement, a purchase order, a supplier agreement, or any other agreement that the Company or a Designated Company entered into for services, regardless of any subsequent reclassification of that individual by any Governmental Body as an employee of the Company or a Designated Company.

(u) "<u>Employee Stock Purchase Plan</u>" means a plan that grants Purchase Rights intended to be options issued under an "employee stock purchase plan," as that term is defined in Section 423(b) of the Code.

(v) "<u>Enrollment Date</u>" means the end of the applicable enrollment period, as determined by the Administrator in advance of any Offering Period.

(w) "<u>Exchange Act</u>" means the U.S. Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder.

(x) "<u>Exercise Date</u>" means the last Trading Day of the Purchase Period on which Purchase Rights will be exercised and on which purchases of shares of Common Stock will be carried out in accordance with an Offering. Notwithstanding the foregoing, in the event that an Offering Period is terminated prior to its expiration pursuant to Section 17 hereof, the Administrator, in its sole discretion, may determine that any Purchase Period also terminating under such Offering Period will terminate without Purchase Rights being exercised on the Exercise Date that otherwise would have occurred on the last Trading Day of such Purchase Period.

(y) "<u>Fair Market Value</u>" means, as of any date, the value of a share of Common Stock determined as follows:

   (i) The Fair Market Value will be the closing sales price for Common Stock on the relevant date, as quoted on the Applicable Exchange on the date of determination (or the closing bid, if no sales were reported), as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable. If the relevant date occurs on a non-Trading Day (*i.e.*, a weekend or holiday), the Fair Market Value will be such price on the immediately preceding Trading Day, unless otherwise determined by the Administrator; or

   (ii) In the absence of an established market for the Common Stock, the Fair Market Value thereof will be determined in good faith by the Administrator.

   The determination of fair market value for purposes of withholding or reporting of Tax-Related Items may be made in the Administrator's discretion subject to Applicable Laws and is not required to be consistent with the determination of Fair Market Value for other purposes.

(z) "<u>Governmental Body</u>" means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) U.S. or non-U.S. federal, state, local, municipal or other government; (c) governmental or regulatory body, or quasi-governmental body of any nature (including any governmental division, department, administrative agency or bureau, commission, authority, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or entity and any court or other tribunal, and for the avoidance of doubt, any tax authority) or other body exercising similar powers or authority; or (d) self-regulatory organization (including the NASDAQ Stock Market and the Financial Industry Regulatory Authority).

(aa) "<u>New Exercise Date</u>" means a new Exercise Date if the Administrator shortens any Offering Period then in progress.

(bb) "<u>Non-423 Component</u>" means the part of the Plan, which excludes the 423 Component, pursuant to which Purchase Rights that are not intended to satisfy the requirements for an Employee Stock Purchase Plan may be granted to Eligible Employees.

(cc) "<u>Offering</u>" means an offer under the Plan of Purchase Rights that may be exercised during an Offering Period as further described in Section 4. For purposes of the Plan, the Administrator may designate separate Offerings under the Plan (the terms of which need not be identical) in which Eligible Employees of one or more Designated Companies will participate, even if the dates of the applicable Offering Periods of each such Offering are identical and the provisions of the Plan will separately apply to each Offering.

(dd) "<u>Offering Date</u>" means the first day of an Offering Period on which Purchase Rights are granted to Participants.

(ee) "<u>Offering Period</u>" means a six-month period beginning on January 1 or July 1 of each calendar year during which Purchase Rights shall be granted to Participants. The Administrator, in its discretion, from time to time may, in advance of an Offering, determine a different duration and/or timing for an Offering Period, which may consist of one or more Purchase Periods. Notwithstanding the foregoing, in no event may an Offering Period exceed 27 months.

(ff) "<u>Parent</u>" means a "parent corporation" of the Company, whether now or hereafter existing, as defined in Section 424(e) of the Code.

(gg) "<u>Participant</u>" means an Eligible Employee who has elected to participate in the Plan and now holds an outstanding Purchase Right.

(hh) "<u>Plan</u>" means this Entegris, Inc., Inc. 2024 Employee Stock Purchase Plan, as amended from time to time, including both the 423 Component and the Non-423 Component.

(ii) "<u>Prior Plan</u>" means the Entegris, Inc. Amended and Restated Employee Stock Purchase Plan.

(jj) "<u>Purchase Period</u>" means one or more periods within an Offering Period, as determined by the Administrator in its sole discretion. The duration and timing of Purchase Periods may be established or changed by the Administrator at any time, in its sole discretion. Notwithstanding the foregoing, in no event may a Purchase Period exceed the duration of the Offering Period under which it is established.

(kk) "<u>Purchase Price</u>" means the purchase price of a share of Common Stock hereunder as provided in Section 7(a) hereof.

(ll) "<u>Purchase Right</u>" means an option to purchase shares of Common Stock granted pursuant to the Plan.

(mm) "<u>Section 409A</u>" means Section 409A of the Code and the regulations and guidance thereunder, as may be amended or modified from time to time.

(nn) "<u>Subsidiary</u>" means a "subsidiary corporation" of the Company, whether now or hereafter existing, as defined in Section 424(f) of the Code.

(oo) "<u>Tax-Related Items</u>" means any U.S. and non-U.S. federal, provincial, state and/or local taxes (including, without limitation, income tax, social insurance contributions, fringe benefit tax, employment tax, stamp tax and any employer tax liability which has been transferred to a Participant) for which a Participant is liable in connection with their participation in the Plan.

(pp) "<u>Trading Day</u>" means a day that the Applicable Exchange is open for trading.

(qq) "<u>U.S. Treasury Regulations</u>" means the Treasury Regulations of the Code. Reference to a specific Treasury Regulation or Section of the Code shall include such Treasury Regulation or Section, any valid regulation promulgated under such Section, and any comparable provision of any future legislation or regulation amending, supplementing, or superseding such Section or regulation.

3. <u>Eligibility</u>.

(a) <u>Generally</u>. Any Eligible Employee on a given Enrollment Date shall be eligible to participate in the Plan during such Offering Period, subject to the restrictions of Sections 3(b) and (c) hereof, and, for the 423 Component, the limitations imposed by Section 423(b) of the Code.

(b) <u>Non-U.S. Employees</u>. Eligible Employees who are citizens or residents of a non-U.S. jurisdiction (without regard to whether they also are citizens or residents of the United States or resident aliens (within the meaning of Section 7701(b)(1)(A) of the Code)) may be excluded from participation in the Plan or an Offering if the participation of such Eligible Employees is prohibited under Applicable Laws or if complying with Applicable Laws would cause the Plan or an Offering to violate Section 423 of the Code. In the case of the Non-423 Component, Eligible Employees may be excluded from participation in the Plan or an Offering if the Administrator determines that participation of such Eligible Employees is not advisable or practicable.

(c) <u>Limitations</u>. Any provisions of the Plan to the contrary notwithstanding, no Eligible Employee will be granted a Purchase Right under the Plan (i) to the extent that, immediately after the grant, such Eligible Employee (or any other person whose stock would be attributed to such Eligible Employee pursuant to Section 424(d) of the Code) would own capital stock of the Company or any Parent or Subsidiary and/or hold outstanding options to purchase such stock possessing five percent (5%) or more of the total combined voting power or value of all classes of the capital stock of the Company or of any Parent or Subsidiary, or (ii) to the extent that their rights to purchase stock under all Employee Stock Purchase Plans of the Company or any Parent or Subsidiary accrues at a rate, which exceeds twenty-five thousand dollars ($25,000) worth of stock (determined at the Fair Market Value of the stock at the time such Purchase Right is granted) for each calendar year in which such Purchase Right is outstanding at any time, as determined in accordance with Section 423 of the Code and the regulations thereunder.

4.   Grant of Purchase Rights; Offering.

(a)   The Administrator may from time to time grant or provide for the grant of Purchase Rights to Eligible Employees under an Offering (consisting of one or more Purchase Periods) on an Offering Date or Offering Dates selected by the Administrator. Each Offering will be in such form and will contain such terms and conditions as the Administrator will deem appropriate, and, with respect to the 423 Component, will comply with the requirement of Section 423(b)(5) of the Code that all Eligible Employees granted Purchase Rights will have the same rights and privileges. Unless otherwise determined by the Administrator in its discretion, the first Offering Period under the Plan will begin on July 1, 2024, and every January 1 and July 1 thereafter. The terms and conditions of an Offering shall be incorporated by reference into the Plan and treated as part of the Plan.

(b)   If a Participant has more than one Purchase Right outstanding under the Plan, unless they otherwise indicate in forms delivered to the Company or a third party designated by the Company (each, a "Company Designee"): (i) each form will apply to all of their Purchase Rights under the Plan, and (ii) a Purchase Right with a lower Purchase Price (or an earlier-granted Purchase Right, if different Purchase Rights have identical Purchase Prices) will be exercised to the fullest possible extent before a Purchase Right with a higher Purchase Price (or a later-granted Purchase Right if different Purchase Rights have identical Purchase Prices) will be exercised.

(c)   Unless otherwise determined by the Administrator in advance of an Offering, if the Fair Market Value of a share of Common Stock on the first Trading Day of a new Purchase Period within that Offering Period is less than or equal to the Fair Market Value of a share of Common Stock on the Offering Date for that Offering Period, then (i) that Offering Period will terminate immediately as of that first Trading Day, and (ii) the Participants in such terminated Offering Period will be automatically enrolled in a new Offering Period beginning on that first Trading Day. For the avoidance of doubt, the foregoing will be irrelevant if the Offering Period consists of only one Purchase Period.

5.   Participation. During such period determined by the Administrator prior to an applicable Enrollment Date, an Eligible Employee may elect to participate in the Plan by submitting to the Company or a Company Designee a properly completed subscription agreement or by following an electronic or other enrollment procedure determined by the Administrator, in each case authorizing payroll deductions as the means of making Contributions (the "Enrollment Election"). If payroll deductions are not permissible or problematic under Applicable Laws or if specifically provided in the Offering, in addition to or instead of making Contributions by payroll deductions, a Participant, if permitted by the Administrator and only on terms to be determined by the Administrator, may make Contributions through the payment by cash, check or wire transfer prior to an Exercise Date.

6.   Contributions.

(a)   At the time a Participant enrolls in the Plan pursuant to Section 5 hereof, they will elect to have Contributions made on each pay day during the Offering Period. The Enrollment Election will specify the amount of Contributions as a (whole) percentage from 1% to 10% of the Participant's Compensation, or such other limit or amount determined by the Administrator in advance of an Offering. Each Participant's Contributions will be credited to a bookkeeping account for such Participant under the Plan and will be deposited with the general funds of the Company except where Applicable Laws require that Contributions be held separately or deposited with a third party. A Participant's Enrollment Election will remain in effect for successive Offering Periods unless modified in accordance with this Section 6 or unless terminated as provided in Sections 9 or 10 hereof.

(b)   Unless otherwise determined by the Administrator in advance of an Offering:

(i)   During any Offering Period, a Participant may not increase the rate of their Contributions.

(ii)   During any Offering Period, a Participant may decrease the rate of their Contributions once. Additionally, during any Offering Period, a Participant may decrease the rate of their Contributions to zero percent (0%), even if the Participant has previously decreased the rate of their Contributions once. Any such decrease or suspension shall be effective as soon as practicable after the Company's receipt of the new Enrollment Election. In the event a Participant suspends their Contributions, such Participant's Contributions prior to the suspension shall remain in their account and shall be applied to the purchase of shares of Common Stock on the next occurring Exercise Date and shall not be paid to such Participant unless their participation in the Plan terminates pursuant to Sections 9 or 10 hereof.

(iii)   During such period determined by the Administrator prior to an applicable Enrollment Date, a Participant may increase or decrease the rate of their Contributions to become effective as of the beginning of the respective Offering Period, subject to the limitations of the Plan and applicable Offering.

(iv)   Any increase or decrease in a Participant's rate of Contributions requires the Participant to submit a new Enrollment Election on or before a date determined by the Administrator. If a Participant has not followed the prescribed procedures to change the rate of Contributions, the rate of their Contributions will continue at the originally elected rate throughout the then current Offering Period and future Offering Periods (unless the Participant's participation in the Plan is terminated as pursuant to Sections 9 or 10 hereof).

(c)   Notwithstanding the foregoing, to the extent necessary to comply with Section 423(b)(8) of the Code and Section 3(c) hereof, a Participant's Contributions may be decreased by the Administrator to zero percent (0%) at any time during a Purchase Period. Subject to Section 423(b)(8) of the Code and Section 3(c) hereof, Contributions will recommence at the rate last elected by the Participant prior to such suspension effective as of the beginning of the first Purchase Period scheduled to end in the calendar year immediately following the calendar year in which such suspension occurred (unless the Participant's participation in the Plan is terminated pursuant to Sections 9 or 10 hereof).

7.   <u>Exercise of Purchase Right</u>.

(a)   The Purchase Price shall equal 85% of the lesser of the Fair Market Value of a share of Common Stock on (a) the applicable Offering Date or (b) the applicable Exercise Date, rounded up to the nearest cent, or such other price designated by the Administrator.

(b)   Unless a Participant withdraws from the Plan as provided in Section 9 or the Participant's participation in the Plan terminates pursuant to Section 10, their Purchase Right for the purchase of shares of Common Stock will be exercised automatically on each Exercise Date, and the maximum number of shares of Common Stock subject to the Purchase Right will be purchased for such Participant at the applicable Purchase Price with the accumulated Contributions from their account. In addition to the limitation set forth in the foregoing sentence, the number of shares of Common Stock that may be purchased by a Participant on each Exercise Date shall not exceed a number of shares of Common Stock equal to the quotient of (i) the excess, if any, of (A) $25,000 over (B) the Fair Market Value (determined on the first day of the relevant Offering Period) of any shares of Common Stock previously acquired by the Participant on any Exercise Date during the same calendar year of the relevant Offering Period, divided by (ii) the Fair Market Value (determined on the first day of the relevant Offering Period) (subject to any adjustment pursuant to Section 16(a) hereof). The Administrator may, for future Offering Periods, increase or decrease, in its absolute discretion, the maximum number of shares of Common Stock that a Participant may purchase on any Exercise Date. Unless otherwise determined by the Administrator or as otherwise required under Applicable Laws, a fractional share of Common Stock will be purchased for a Participant if the Participant's accumulated Contributions are not sufficient to purchase one or any other full number of shares of Common Stock. Unless otherwise determined by the Administrator, any other funds left over in a Participant's account after the Exercise Date will be returned to the Participant as soon as administratively practicable without interest (unless otherwise required by Applicable Laws). During a Participant's lifetime, a Participant's Purchase Right hereunder is exercisable only by them.

(c)   If the Administrator determines that, on a given Exercise Date, the number of shares of Common Stock with respect to which Purchase Rights are to be exercised may exceed the number of shares of Common Stock that are available for sale under the Plan, the Administrator may in its sole discretion provide that the Company will make a pro rata allocation of the shares of Common Stock available for purchase in as uniform a manner as will be practicable and as it will determine in its sole discretion to be equitable among all Participants exercising Purchase Rights on such Exercise Date. The Company may make a pro rata allocation of the shares of Common Stock pursuant to the preceding sentence, notwithstanding any authorization of additional shares for issuance under the Plan by the Company's stockholders subsequent to such Exercise Date.

8.   <u>Delivery</u>. As soon as reasonably practicable after each Exercise Date on which a purchase of shares of Common Stock occurs, the Company will arrange the delivery to each Participant of the shares of Common Stock purchased upon exercise of their Purchase Right in a form determined by the Administrator (in its sole discretion) and pursuant to rules established by the Administrator. The Company may permit or require that shares be deposited directly with a broker designated by the Company or to a designated agent of the Company, and the Company may utilize electronic or automated methods of share transfer. The Company may require that shares of Common Stock be retained with such broker or agent for a designated period of time and/or may establish other procedures to permit tracking of disqualifying or other dispositions of such shares. No Participant will have any voting, dividend, or other stockholder rights with respect to shares of Common Stock subject to any Purchase Right granted under the Plan until such shares of Common Stock have been purchased and delivered to the Participant as provided in this Section 8.

9.   Withdrawal.

   (a)   A Participant may elect to withdraw from participation in the Plan by submitting to the Company or a Company Designee a written or electronic notice of withdrawal in the form determined by the Administrator for such purpose (the "Withdrawal Notice"). The Withdrawal Notice may be submitted up to fifteen (15) calendar days prior to an Exercise Date to take effect for the respective Purchase Period, or by such date as may be determined by the Administrator in advance of an Offering. If the Participant has properly withdrawn from the Plan, all of the Participant's Contributions credited to their account will be paid to such Participant as soon as administratively practicable without interest (unless otherwise required by Applicable Laws) after receipt of the Withdrawal Notice and such Participant's Purchase Right for the respective Offering Period will be automatically terminated, and no further Contributions for the purchase of shares of Common Stock will be made for such Offering Period.

   (b)   A Participant's withdrawal from an Offering Period will not have any effect on their eligibility to participate in future Offering Periods, provided the Participant enrolls in the Plan in accordance with the provisions of Section 5 hereof.

10.   Termination and Transfer of Employment. Upon a Participant's ceasing to be an Eligible Employee, for any reason, they will be deemed to have elected to withdraw from the Plan and the Contributions credited to such Participant's account during the Offering Period but not yet used to purchase shares of Common Stock under the Plan will be returned to such Participant as soon as administratively practicable without interest (unless otherwise required by Applicable Laws), and such Participant's Purchase Right will be automatically terminated. Unless otherwise determined by the Administrator in a manner that, with respect to an Offering under the 423 Component, is permitted by, and compliant with, Section 423 of the Code, a Participant whose employment transfers between the Company and a Designated Company or between Designated Companies through a termination with an immediate rehire (with no break in service) will not be treated as terminated under the Plan. If a Participant transfers employment from the Company or any Designated 423 Company to any Designated Non-423 Company, such transfer shall not be treated as a termination of employment, but the Participant shall immediately cease to participate in the 423 Component; however, any Contributions made for the Offering Period in which such transfer occurs shall be transferred to the Non-423 Component, and such Participant shall immediately join the then-current Offering under the Non-423 Component upon the same terms and conditions in effect for the Participant's participation in the 423 Component, except for such modifications otherwise applicable for Participants in the then-current Offering under the Non-423 Component. A Participant who transfers employment from any Designated Non-423 Company to the Company or any Designated 423 Company shall not be treated as terminating the Participant's employment and shall remain a Participant in the Non-423 Component until the earlier of (i) the end of the current Offering Period under the Non-423 Component, or (ii) the Offering Date of the first Offering Period in which the Participant is eligible to participate following such transfer. Notwithstanding the foregoing, the Administrator may establish different rules to govern transfers of employment between the Company, Designated 423 Companies and Designated Non-423 Companies, consistent with the applicable requirements of Section 423 of the Code.

11.   Interest. No interest will accrue on the Contributions of a Participant in the Plan, except as may be required by Applicable Laws, as determined by the Company, and if so required by Applicable Laws, will apply to all Participants in the relevant Offering under the 423 Component, except to the extent otherwise permitted by U.S. Treasury Regulation Section 1.423-2(f).

12.   Stock.

   (a)   Subject to adjustment upon a Capitalization Adjustment as provided in Section 16(a) hereof, an aggregate number of shares of Common Stock equal to the sum of (i) 1,700,000 shares of Common Stock, plus (ii) the number of shares of Common Stock that are reserved for issuance under the Prior Plan, but have not been issued as of the Effective Date, may be sold pursuant to the Plan. Such shares of Common Stock may be authorized but unissued shares, treasury shares or shares purchased in the open market. For avoidance of doubt, up to the maximum number of shares reserved under this Section 12 may be used to satisfy purchases of shares of Common Stock under the 423 Component and any remaining portion of such maximum number of shares may be used to satisfy purchases of shares under the Non-423 Component.

   (b)   If any Purchase Right granted under the Plan shall for any reason terminate without having been exercised, the shares of Common Stock not purchased under such Purchase Right shall again become available for issuance under the Plan.

13. Administration.

    (a)   <u>Committee as Administrator</u>. The Plan shall be administered by the Committee. Notwithstanding anything in the Plan to the contrary, subject to Applicable Laws, any authority or responsibility that, under the terms of the Plan, may be exercised by the Committee may alternatively be exercised by the Board. Subject to Applicable Laws, no member of the Board or Committee (or its delegates) shall be liable for any good faith action or determination made in connection with the operation, administration or interpretation of the Plan. In the performance of its responsibilities with respect to the Plan, the Committee shall be entitled to rely upon, and no member of the Committee shall be liable for any action taken or not taken in reliance upon, information and/or advice furnished by the Company's officers or employees, the Company's accountants, the Company's counsel and any other party that the Committee deems necessary.

    (b)   <u>Powers of the Administrator</u>. The Administrator will have full and exclusive discretionary authority to construe, interpret and apply the terms of the Plan, to designate separate Offerings under the Plan, to designate Subsidiaries and Affiliates as participating in the 423 Component or Non-423 Component, to determine eligibility, to adjudicate all disputed claims filed under the Plan and to establish such procedures that it deems necessary or advisable for the administration of the Plan (including, without limitation, to adopt such rules, procedures, sub-plans, and appendices to the subscription agreement as are necessary or appropriate to permit the participation in the Plan by Eligible Employees who are non-U.S. nationals or employed outside the U.S., the terms of which rules, procedures, sub-plans and appendices may take precedence over other provisions of this Plan, with the exception of Section 12(a) hereof, but unless otherwise superseded by the terms of such rules, procedures, sub-plan or appendix, the provisions of this Plan will govern the operation of such sub-plan or appendix). Unless otherwise determined by the Administrator, the Eligible Employees eligible to participate in each sub-plan will participate in a separate Offering under the 423 Component, or if the terms would not qualify under the 423 Component, in the Non-423 Component, in either case unless such designation would cause the 423 Component to violate the requirements of Section 423 of the Code. Without limiting the generality of the foregoing, the Administrator is specifically authorized to adopt rules and procedures regarding eligibility to participate, the definition of Compensation, handling of Contributions, making of Contributions to the Plan (including, without limitation, in forms other than payroll deductions), establishment of bank or trust accounts to hold Contributions, payment of interest, conversion of local currency, obligations to pay payroll tax, withholding procedures and handling of stock certificates that vary with applicable local requirements. The Administrator also is authorized to determine that, to the extent permitted by U.S. Treasury Regulation Section 1.423-2(f), the terms of a Purchase Right granted under the Plan or an Offering to citizens or residents of a non-U.S. jurisdiction will be less favorable than the terms of Purchase Rights granted under the Plan or the same Offering to employees resident solely in the U.S. Every finding, decision, and determination made by the Administrator will, to the full extent permitted by law, be final and binding upon all parties.

    (c)   <u>Binding Authority</u>. All determinations by the Administrator in carrying out and administering the Plan and in construing and interpreting the Plan and any Enrollment Election or other instrument or agreement relating to the Plan shall be made in the Administrator's sole discretion and shall be final, binding and conclusive for all purposes and upon all interested persons.

    (d)   <u>Delegation of Authority</u>. To the extent not prohibited by Applicable Laws, the Committee may, from time to time, delegate some or all of its authority under the Plan to a subcommittee or subcommittees of the Committee, to one or more of the other parties comprising the "Administrator" hereunder, or to other persons or groups of persons as it deems necessary, appropriate or advisable under conditions or limitations that it may set at or after the time of the delegation. For purposes of the Plan, reference to the Administrator shall be deemed to include any subcommittee, subcommittees, or other persons or groups of persons to whom the Committee delegates authority pursuant to this Section 13(d)).

14. <u>Transferability</u>. Neither Contributions credited to a Participant's account nor any Purchase Rights under the Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution) by the Participant. Any such attempt at assignment, transfer, pledge or other disposition will be without effect, except that the Company may treat such act as an election to withdraw from the Plan in accordance with Section 9 hereof.

15. Use of Funds. The Company may use all Contributions received or held by it under the Plan for any corporate purpose, and the Company will not be obligated to segregate such Contributions except under Offerings or for Participants in the Non-423 Component for which Applicable Laws require that Contributions to the Plan by Participants be segregated from the Company's general corporate funds and/or deposited with an independent third party; *provided, however,* that, if such segregation or deposit with an independent third party is required by Applicable Laws, it will apply to all Participants in the relevant Offering under the 423 Component, except to the extent otherwise permitted by U.S. Treasury Regulation Section 1.423-2(f).

16. Adjustments; Dissolution or Liquidation; Change in Control.

    (a) Adjustments. In the event of a Capitalization Adjustment, the Administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the Plan, will, in such manner as it may deem equitable, adjust the number and class of Common Stock that may be delivered under the Plan, the Purchase Price per share, the class and the number of shares of Common Stock covered by each Purchase Right under the Plan that has not yet been exercised, and any limitations related to shares of Common Stock imposed under the Plan.

    (b) Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, any Offering Period then in progress will be shortened by setting a New Exercise Date, and will terminate immediately prior to the consummation of such proposed dissolution or liquidation, unless provided otherwise by the Administrator. The New Exercise Date will be before the date of the Company's proposed dissolution or liquidation. The Administrator will notify each Participant in writing or electronically, prior to the New Exercise Date, that the Exercise Date for the Participant's Purchase Right has been changed to the New Exercise Date and that the Participant's Purchase Right will be exercised automatically on the New Exercise Date (unless the Participant's participation in the Plan is terminated as pursuant to Sections 9 or 10 hereof).

    (c) Change in Control. In the event of a Change in Control, each outstanding Purchase Right will be assumed or an equivalent Purchase Right substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. In the event that the Change in Control does not include or result in a successor corporation or the successor corporation refuses to assume or substitute for any Purchase Right, the Offering Period with respect to which such Purchase Right relates will be shortened by setting a New Exercise Date on which such Offering Period will end, unless provided otherwise by the Administrator. The New Exercise Date will occur before the date of the Company's proposed Change in Control. The Administrator will notify each Participant in writing or electronically prior to the New Exercise Date, that the Exercise Date for the Participant's Purchase Right has been changed to the New Exercise Date and that the Participant's Purchase Right will be exercised automatically on the New Exercise Date (unless the Participant's participation in the Plan is terminated as pursuant to Sections 9 or 10 hereof).

17. Amendment or Termination. The Administrator, in its sole discretion, may amend, suspend, or terminate the Plan, or any part thereof, at any time and for any reason. Unless the Administrator terminates the Plan earlier, the Plan will remain in effect until all shares of Common Stock subject to it will have been distributed pursuant to the Plan. If the Plan is terminated, the Administrator, in its discretion, may elect to terminate all outstanding Offering Periods either immediately or upon completion of the purchase of shares of Common Stock on the next Exercise Date (which may be sooner than originally scheduled, if determined by the Administrator in its discretion), or may elect to permit Offering Periods to expire in accordance with their terms. If the Offering Periods are terminated prior to expiration, all Contributions then credited to Participants' accounts that have not been used to purchase shares of Common Stock will be returned to the Participants (without interest, except as otherwise required under Applicable Laws) as soon as administratively practicable.

18. Notices. All notices or other communications by a Participant to the Company under or in connection with the Plan will be deemed to have been duly given when received in the form and manner specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

19. Conditions Upon Issuance of Shares. Shares of Common Stock will not be issued with respect to any Purchase Right unless the exercise of such Purchase Right and the issuance and delivery of such shares of Common Stock pursuant thereto will comply with Applicable Laws, including, without limitation, the U.S. Securities Act of 1933, as amended, the Exchange Act, the rules and regulations promulgated thereunder, and the requirements of any Applicable Exchange, and will be further subject to the approval of counsel for the Company with respect to such compliance. As a condition to the exercise of a Purchase Right, the Company may require the Participant exercising such Purchase Right to represent and warrant at the time of any such exercise that the shares are being purchased only for investment and without any present intention to sell or distribute such shares if, in the opinion of counsel for the Company, such a representation is required by Applicable Laws.

20. Section 409A. The 423 Component is intended to be exempt from the application of Section 409A, and, to the extent not exempt, is intended to comply with Section 409A and any ambiguities herein will be interpreted to so be exempt from, or comply with, Section 409A. In furtherance of the foregoing and notwithstanding any provision in the Plan to the contrary, if the Administrator determines that an option granted under the Plan may be subject to Section 409A or that any provision in the Plan would cause an option under the Plan to be subject to Section 409A, the Administrator may amend the terms of the Plan and/or of an outstanding Purchase Right granted under the Plan, or take such other action the Administrator determines is necessary or appropriate, in each case, without the Participant's consent, to exempt any outstanding Purchase Right or future Purchase Right that may be granted under the Plan from or to allow any such Purchase Rights to comply with Section 409A, but only to the extent any such amendments or action by the Administrator would not violate Section 409A. Notwithstanding the foregoing, the Company and any of its Parent or Subsidiaries shall have no obligation to reimburse, indemnify, or hold harmless a Participant or any other party if the Purchase Right under the Plan that is intended to be exempt from or compliant with Section 409A is not so exempt or compliant or for any action taken by the Administrator with respect thereto. The Company makes no representation that the Purchase Right under the Plan is compliant with Section 409A.

21. Tax Qualification; Tax Withholding.

     (a) Although the Company may endeavor to (i) qualify a Purchase Right for special tax treatment under the laws of the United States or jurisdictions outside of the United States or (ii) avoid adverse tax treatment, the Company makes no representation to that effect and expressly disavows any covenant to maintain special or to avoid unfavorable tax treatment, notwithstanding anything to the contrary in this Plan. The Company will be unconstrained in its corporate activities without regard to the potential negative tax impact on Participants.

     (b) Each Participant will make arrangements, satisfactory to the Company and any applicable Subsidiary or Affiliate, to enable the Company, the Subsidiary or the Affiliate to fulfill any withholding obligation for Tax-Related Items. Without limitation to the foregoing, in the Company's sole discretion and subject to Applicable Laws, such withholding obligation may be satisfied in whole or in part by (i) withholding from the Participant's salary or any other cash payment due to the Participant from the Company, a Subsidiary or an Affiliate; (ii) withholding from the proceeds of the sale of shares of Common Stock acquired under the Plan, either through a voluntary sale or a mandatory sale arranged by the Company; or (iii) any other method deemed acceptable by the Administrator. The Company shall not be required to issue any shares of Common Stock under the Plan until such obligations are satisfied.

22. Stockholder Approval. The Plan will be subject to approval by the stockholders of the Company within twelve (12) months after the Effective Date. Such stockholder approval will be obtained in the manner and to the degree required under Applicable Laws.

23. Governing Law. The Plan and all actions taken thereunder shall be governed by and construed in accordance with the laws of the State of Delaware, without reference to principles of conflict of laws. The captions of this Plan are not part of the provisions hereof and shall have no force or effect.

24. No Right to Employment. Participation in the Plan by a Participant will not be construed as giving a Participant the right to be retained as an employee of the Company or any Subsidiary or Affiliate. Furthermore, the Company or a Subsidiary or Affiliate, as applicable, may dismiss a Participant from employment at any time, free from any liability or any claim under the Plan.

25. Severability. If any provision of the Plan is or becomes or is deemed to be invalid, illegal, or unenforceable for any reason in any jurisdiction or as to any Participant, such invalidity, illegality or unenforceability will not affect the remaining parts of the Plan, and the Plan will be construed and enforced as to such jurisdiction or Participant as if the invalid, illegal or unenforceable provision had not been included.

26. Compliance with Applicable Laws. The terms of this Plan are intended to comply with all Applicable Laws and will be construed accordingly.

[Intentionally Left Blank]



129 Concord Road
Billerica, Massachusetts 1821
http://www.Entegris.com



ENTEGRIS, INC.
129 CONCORD RD.
ATTN: JOE COLELLA
BILLERICA, MA 01821

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The Board of Directors recommends you vote FOR the following proposal:

1. Election of Directors

Nominees	**For**	**Against**	**Abstain**
1a. James R. Anderson	☐	☐	☐
1b. Rodney Clark	☐	☐	☐
1c. James F. Gentilcore	☐	☐	☐
1d. Yvette Kanouff	☐	☐	☐
1e. James P. Lederer	☐	☐	☐
1f. Bertrand Loy	☐	☐	☐
1g. David Reeder	☐	☐	☐
1h. Azita Saleki-Gerhardt	☐	☐	☐

The Board of Directors recommends you vote FOR the following proposals:	**For**	**Against**	**Abstain**
2. Approval, by non-binding vote, of the compensation paid to Entegris, Inc.'s named executive officers (advisory vote).	☐	☐	☐
3. Approval of the 2024 Employee Stock Purchase Plan (ESPP).	☐	☐	☐
4. Ratify the appointment of KPMG LLP as Entegris, Inc.'s Independent Registered Public Accounting Firm for 2024.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]   Date

Signature (Joint Owners)   Date

0000631199_1 R1.0.0.6

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ENTEGRIS, INC.
Annual Meeting of Stockholders
April 24, 2024 8:00 AM
This proxy is solicited by the Board of Directors

By signing this proxy or granting your proxy by telephone or the Internet as described on the reverse side, you revoke all prior proxies and constitute and appoint Bertrand Loy and Joseph Colella and each of them singly, your proxies and attorneys, with the powers you would possess if personally present and with full power of substitution, to vote all shares of Common Stock of Entegris, Inc. held by you or in respect of which you would be entitled to vote or act at the Annual Meeting of Stockholders of Entegris, Inc. to be held at the Headquarters of Entegris, Inc., 129 Concord Road, Billerica, MA, on April 24, 2024 at 8:00 a.m., local time and at any adjournments of said meeting upon all subjects that may properly come before the meeting, subject to any directions indicated on this proxy.

IF NO DIRECTIONS ARE GIVEN ON THE REVERSE SIDE, THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED FOR ALL EIGHT NOMINEES; FOR THE APPROVAL OF THE ADVISORY VOTE ON EXECUTIVE COMPENSATION; FOR THE APPROVAL OF THE EMPLOYEE STOCK PURCHASE PLAN; FOR THE RATIFICATION OF THE INDEPENDENT PUBLIC ACCOUNTING FIRM; AND IN THE DISCRETION OF THE NAMED PROXIES AS TO ANY OTHER MATTER THAT MAY COME BEFORE THE ANNUAL MEETING OF STOCKHOLDERS OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF.

Continued and to be signed on reverse side

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